Form 10-K405, Exhibit 13
period 1995-04-01
LATTICE SEMICONDUCTOR CORP
filed 1995-06-29
CIK 855658

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Lattice Semiconductor Corporation, founded in 1983, designs, develops and markets high and low density, high-speed E2CMOS[REGISTERED TRADEMARK] programmable logic devices (PLDs). PLDs shorten design cycles and reduce development cost by allowing the customer to quickly and efficiently incorporate different logic functions on a single device. Lattice products are sold worldwide through an extensive network of independent sales representatives and distributors, primarily to OEM customers in the fields of microcomputers, computer peripherals, graphic systems, workstations, telecommunications, military systems and industrial controls.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items reflected in the Company's statement of operations.


                                                          YEAR ENDED
                                              --------------------------------
                                              APRIL 1,    APRIL 2,    APRIL 3,
                                                 1995        1994        1993
- ------------------------------------------------------------------------------
Revenue                                           100%        100%        100%
Costs and expenses:
   Costs of products sold                          41          42          42
   Research and development                        16          16          16
   Selling, general and administrative             17          18          20
                                              --------------------------------
                                                   74          76          78
                                              --------------------------------
Income from operations                             26          24          22
Interest and other income (net)                     2           2           2
                                              --------------------------------
Income before provision for income taxes           28          26          24
Provision for income taxes                          9           8           7
                                              --------------------------------
Net income                                         19%         18%         17%
                                              --------------------------------
                                              --------------------------------


REVENUE    Revenue was $144.1 million in fiscal 1995, an increase of 14% over fiscal 1994. The fiscal 1994 revenue of $126.2 million represented an increase of 22% from the $103.4 million recorded in fiscal 1993. Substantially all of the Company's revenue is derived from sales of PLDs (programmable logic devices). Most of the Company's revenue for the years presented was derived from sales of GAL[REGISTERED TRADEMARK] products, which address the low density segment of the CMOS programmable logic market. These devices have been the source of most of the Company's revenue to date. The Company entered the high density segment of the PLD market in fiscal 1993 with its pLSI[REGISTERED TRADEMARK] and ispLSI [REGISTERED TRADEMARK] product families. The increases in revenue since fiscal 1993 resulted primarily from the increased sales of new products, especially high density products. Revenue from international sales was approximately 47%, 43% and 45% of total revenue for fiscal 1995, 1994 and 1993, respectively. The Company expects export sales to continue to represent a significant portion of revenue.

     Overall average selling prices remained relatively stable for the three fiscal years presented. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. The Company's ability to maintain its recent trend of revenue growth and market penetration is in large part dependent on the continued development, introduction and market acceptance of new products.

GROSS MARGIN The Company's gross margin as a percentage of revenue was 59% in fiscal 1995 and 58% in fiscal 1994 and fiscal 1993. The increase in gross margin over fiscal 1994 was primarily due to improved capacity utilization and reductions in the Company's manufacturing costs. Profit margins on older products tend to decrease over time as selling prices decline, but the Company's strategy has been to offset these decreases by continuously introducing new products with higher margins.

     The Company's wafer purchases are denominated in Japanese yen. Therefore, gross margins are adversely affected by increases in yen valuation compared to the dollar. The Company managed to offset most of the adverse currency movement through fiscal 1995 with manufacturing efficiencies. From March 1995 to date, the value of the yen with respect to the dollar has strengthened significantly. In absence of a recovery by the dollar, it is likely that future gross margins will be adversely affected.

     The Company's gross margin percentage in future periods will be negatively affected if the Company fails to execute its new product strategy, if the profit contribution from new products is not sufficient to offset the anticipated margin decline from older products, or if the Company is unable to offset adverse yen to dollar exchange rate changes. The increase in gross margin since fiscal 1994 is not necessarily indicative of future margin trends.

RESEARCH AND DEVELOPMENT    Research and development expense was $22.9 million,
$20.6 million and $16.5 million in fiscal 1995, 1994 and 1993, respectively. For the last three years, the Company has maintained its investment in research and development at a relatively constant 16% of revenue. The spending increases were related primarily to the development of new technologies and new products, including the Company's high density product families and their related software development tools. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing product families and to provide innovation in new product offerings, and therefore expects to continue to make significant investments in research and development in the future.

SELLING, GENERAL AND ADMINISTRATIVE    Selling, general and administrative
expense increased to $25.0 million in fiscal 1995 from $22.3 million in fiscal 1994, which was an increase from $20.5 million in fiscal 1993. The increase each year was primarily due to expansion of the Company's sales force, the addition of field applications engineers to provide enhanced customer assistance, and higher sales commissions associated with the higher revenue levels. Selling, general and administrative expense as a percentage of revenue decreased slightly in fiscal 1995 to 17% from 18% in fiscal 1994, and from 20% in fiscal 1993.

INCOME FROM OPERATIONS    Income from operations increased 24%, from $30.0
million to $37.3 million, from fiscal 1994 to fiscal 1995, and increased 32%, from $22.7 million, between fiscal 1993 and fiscal 1994. Income from operations increased as a percentage of revenue, from 22% in fiscal 1993 to 24% in fiscal 1994, and then to 26% in fiscal 1995.

INTEREST AND OTHER INCOME    Interest and other income (net of expense) remained
relatively constant as a percentage of revenue over the three years. During fiscal 1993 and 1994, this was due to larger invested cash balances offsetting lowering interest rates. Interest rates began rising in fiscal 1995, offsetting the decrease in cash balances beginning in the second fiscal quarter due to the advance payments made to Seiko (see "Significant Transactions" below).

PROVISION FOR INCOME TAXES    The Company's effective tax rate was 33.5% for
fiscal 1995 as compared to 31% recorded in each of the two preceding fiscal years. This increase occurred primarily because both net operating loss and tax credit carryforwards were available in fiscal 1994, while only the remaining tax credit carryforwards were available in fiscal 1995.

     The Company expects its effective tax rate in future years to be slightly higher than the current rate due to the full utilization during fiscal 1995 of the remaining tax credit carryforwards.

     Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which the Company adopted in fiscal 1994. The adoption of SFAS No. 109 did not have a material impact on the Company's consolidated financial statements.

NET INCOME    Net income increased 20%, from $22.5 million to $27.0 million, from fiscal 1994 to fiscal 1995, and increased 29%, from $17.4 million, between fiscal 1993 and fiscal 1994. Net income increased as a percentage of revenue each fiscal year, from 17% in fiscal 1993 to 18% in fiscal 1994, and then to 19% in fiscal 1995.

     In May 1993, the Company's Board of Directors approved a three-for-two split of the Company's common stock which was effected in the form of a stock dividend paid on July 6, 1993 to stockholders of record as of June 14, 1993.

FACTORS AFFECTING FUTURE RESULTS   In the future, the Company's operating
results may fluctuate as a result of a number of factors, including but not limited to cancellations or delays of orders, interruption or delays in the supply of raw materials, increases in the cost of raw materials, interruption or delays in work performed by third-party contractors, changes in customer base or product mix, delays in purchase decisions due to new product announcements by the Company or its competitors, increased competition, reductions in average selling prices, the Company's ability to obtain and defend competitive patents and other intellectual property, and weak economic conditions, political instability or other natural disasters in foreign markets in which the Company distributes or manufactures its products.

     Due to the complexity of the manufacturing process and the extremely low defect tolerances associated with the manufacture of complex integrated circuits, the Company considers the relationship with its wafer supplier to be critical to its success. State-of-the-art semiconductor manufacturing processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the raw materials and the performance of the personnel and equipment employed. Through fiscal 1995, the Company has been successful in obtaining adequate wafer capacity commitments and has not experienced any material difficulties or delays in the supply of wafers. Presently, demand on wafer suppliers is growing and existing capacity commitments may not be sufficient to satisfy the Company's continued growth. Moreover, all of the Company's wafer requirements are currently supplied by Seiko Epson Corporation. Although the Company has existing wafer supply commitments from such supplier which it believes will be adequate through the second quarter of fiscal 1996, such supplier has recently indicated that it does not presently intend to supply wafers at increased levels. In the event the Company is unable to obtain additional wafers from an alternate supplier and Seiko continues to be unable to increase wafer supplies to the Company, the Company's ability to increase sales of its products would be adversely affected. In addition, there can be no assurance such supplier will not reduce its allocation of wafers to the Company in future periods or that any such reduction could be offset from alternative sources of supply. If such supplier were to reduce its wafer allocations to the Company and the Company were unable to replace such capacity through alternative sources of supply, sales of the Company's products would be materially adversely affected. The Company also expects that, as is customary in the semiconductor business, it will in the future seek to convert its fabrication process arrangements to larger wafer sizes, to more advanced process technologies, or to new or additional suppliers in order to maintain or enhance its competitive position. Such conversions entail inherent technological risks that could adversely affect yields and delivery times, and have material adverse impact on the Company's operating results.

     The Company's continued success will depend in large part on its ability to introduce new products on a timely basis that achieve market acceptance, are competitively priced and produce acceptable profit margins, and also on various factors outside of the Company's control, such as the health and cyclical nature of the semiconductor industry and the worldwide economy. Due to its rapidly changing technology and competitive nature, the semiconductor industry from time to time experiences depressed economic conditions. In addition, the inherent volatility of the industry has produced and may continue to produce fluctuations in the price of the stock of companies participating in this industry, including the Company's common stock.

     The growth in the Company's revenue and gross margin percentage over the past three fiscal years was due primarily to sales of GAL[REGISTERED TRADEMARK] products, many of which are second sourced from other suppliers. Continued revenue growth will be largely dependent on market acceptance of the Company's new and proprietary products, including the high density product families, and the availability of competitive software development tools.

SIGNIFICANT TRANSACTIONS

In July 1994, the Company entered into an advance production payment agreement with Seiko Epson Corporation ("Seiko") and S-MOS Systems, Inc. ("S-MOS"), a U.S. affiliate of Seiko, under which it advanced to Seiko $42 million during fiscal 1995 to be used by Seiko to finance additional sub-micron semiconductor wafer manufacturing capacity. Under the terms of the agreement, the advances are to be repaid in the form of advanced technology sub-micron semiconductor wafers. Subject to certain conditions set forth in the agreement, Seiko has agreed to supply, and the Company has agreed to receive, such wafers at a price (in Japanese yen) and volume expected to achieve full repayment of the advance over a three to four year period. In connection with the advance production payment agreement, the Company also paid $2 million during fiscal 1995 for the development of sub-micron process technology and the fabrication of engineering wafers to be delivered over the same period.

     Funds advanced to Seiko under the agreement terms are accounted for as a Wafer Supply Advance and are included in current and noncurrent assets based upon management's estimate of when the advance will be realized in wafer receipts. Wafers received under the agreement terms are recorded as inventory at agreed upon prices (in Japanese yen) at which time the advance is reduced by a corresponding amount. When products made from the wafers are sold, product costs are charged to operations. The agreement does not call for interest payments or cash repayment of advances. No interest income is recorded. The benefit of funds advanced to Seiko is returned to the Company through pricing and wafer supply commitments. Agreement related transactions in comparison to other wafer purchases are not expected to have a significant effect on future gross margins. The absence of cash payments for wafers received under agreement terms will favorably affect future cash flows.

     The advanced production payment agreement calls for the wafers to be supplied by Seiko through S-MOS, as U.S. distributor for Seiko, pursuant to a purchase agreement concluded with S-MOS.

     All of the Company's wafer requirements are currently supplied by Seiko. Daniel S. Hauer, a member of the Company's Board of Directors, is Chairman of the Board of S-MOS.


LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition strengthened during fiscal 1995. Cash and short-term investments decreased by $4.8 million, from $93.6 million at April 2, 1994 to $88.8 million at April 1, 1995. This balance decreased primarily because the cash generated from operations was offset by the advance payments made to Seiko (see "Significant Transactions" above).

     Accounts receivable and deferred income on sales to distributors increased 56% and 66%, respectively, as compared to the balances at April 2, 1994. These increases are primarily due to the increase in revenue of 34% for the fiscal 1995 fourth quarter over the fiscal 1994 fourth quarter. Accounts payable and accrued expenses increased 104% as compared to the balance at April 2, 1994 due to increased expense activity related to the higher revenue levels as well as timing of payments.

     The increase in income taxes payable of 27% between April 1, 1995 and April 2, 1994 is primarily attributable to increased profitability in fiscal 1995 as compared to fiscal 1994 and the timing of quarterly tax payments.

     Substantially all of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases.

     As of April 1, 1995, the Company's principal source of liquidity was $88.8 million of cash and short-term investments. The Company also has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

     Capital expenditures were approximately $6.3 million, $7.2 million and $11.7 million for fiscal years 1995, 1994 and 1993, respectively. These expenditures consisted primarily of manufacturing test equipment, lab equipment, engineering workstations, buildings and building improvements.

     The Company currently anticipates capital expenditures of approximately $14 million to $18 million for the fiscal year ending March 30, 1996. A significant portion of these expenditures is planned for improvements and expansions to the Company's manufacturing capacity and facilities.

     The Company believes its existing sources of liquidity and funds expected to be generated from operations will provide adequate cash to fund the Company's anticipated cash operating needs for at least the next 12 months.

SELECTED FINANCIAL DATA


                                                                    YEAR ENDED
                                               ----------------------------------------------------
                                               APRIL 1,   APRIL 2,   APRIL 3,  MARCH 28,  MARCH 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)              1995       1994      1993        1992       1991
- ---------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue                                        $144,083   $126,241   $103,391    $71,009    $64,539
Costs and expenses:
   Cost of products sold                         58,936     53,266     43,650     31,015     29,919
   Research and development                      22,859     20,636     16,530     12,535     10,363
   Selling, general and administrative           25,020     22,299     20,465     14,144     12,142
- ---------------------------------------------------------------------------------------------------
                                                106,815     96,201     80,645     57,694     52,424
                                               ----------------------------------------------------
Income from operations                           37,268     30,040     22,746     13,315     12,115
Interest and other income, net                    3,349      2,566      2,470      2,420      2,439
- ---------------------------------------------------------------------------------------------------
Income before provision for income taxes         40,617     32,606     25,216     15,735     14,554
Provision for income taxes                       13,651     10,116      7,817      4,880      4,257
- ---------------------------------------------------------------------------------------------------
Net income                                     $ 26,966   $ 22,490   $ 17,399    $10,855    $10,297
                                               ----------------------------------------------------
                                               ----------------------------------------------------
Net income per share                           $   1.41   $   1.19   $   0.94    $  0.61    $  0.61
                                               ----------------------------------------------------
                                               ----------------------------------------------------
Weighted average common and common
equivalent shares outstanding                    19,164     18,946     18,458     17,834     16,770
                                               ----------------------------------------------------
                                               ----------------------------------------------------

BALANCE SHEET DATA:
Working capital                                $106,021   $105,007   $ 79,878    $64,297    $51,770
Total assets                                    192,917    146,093    128,876     91,653     79,081
Long-term lease obligations, excluding
  current portion                                    --         --         --        205        566
Stockholders' equity                            157,797    125,068     98,481     75,643     63,230



                                            YEAR ENDED APRIL 1, 1995                            YEAR ENDED APRIL 2, 1994
                                -----------------------------------------------     ------------------------------------------------
                                  FOURTH        THIRD       SECOND        FIRST       FOURTH        THIRD       SECOND        FIRST
                                 QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
- ------------------------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY DATA:
Revenue                          $40,318      $36,288      $34,564      $32,913      $30,187      $28,573      $34,136      $33,345
Gross profit                     $23,608      $21,478      $20,566      $19,495      $17,741      $16,503      $19,627      $19,104
Net income                       $ 7,698      $ 6,850      $ 6,419      $ 5,999      $ 5,640      $ 5,083      $ 6,097      $ 5,670
Net income per share             $  0.40      $  0.36      $  0.34      $  0.32      $  0.30      $  0.27      $  0.32      $  0.30


ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND WHICH WAS PAID ON JULY 6, 1993.


CONSOLIDATED BALANCE SHEET


                                                                                          APRIL 1,            APRIL 2,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                                                         1995                1994
- ----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                             $   7,697           $  18,363
  Short-term investments                                                                   81,113              75,239
  Accounts receivable, net                                                                 18,147              11,661
  Inventories (note 2)                                                                     14,131              13,847
  Prepaid expenses and other current assets (note 8)                                       12,751               1,401
  Deferred income taxes (note 6)                                                            7,302               5,521
- ---------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                  141,141             126,032
Deposits and other assets                                                                     341                 238
Wafer supply advance (note 8)                                                              31,320                   -
Property and equipment, less accumulated depreciation (note 3)                             20,115              19,823
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         $192,917            $146,093
                                                                                         ----------------------------
                                                                                         ----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (note 8)                                         $ 12,774            $  6,258
  Accrued payroll obligations                                                               5,389               3,590
  Income taxes payable (note 6)                                                             5,206               4,091
  Deferred income                                                                          11,751               7,086
- ---------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                              35,120              21,025
Commitments and contingencies (notes 4, 5, 8, 9 and 10)                                         -                   -
Stockholders' equity (note 7):
  Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued and
    outstanding                                                                                 -                   -
  Common stock, $.01 par value, 100,000,000 shares authorized; 18,889,703 and
    18,411,035 shares issued and outstanding                                                  189                 184
  Paid-in capital                                                                          82,802              77,044
  Retained earnings                                                                        74,806              47,840
- ---------------------------------------------------------------------------------------------------------------------
                                                                                          157,797             125,068
                                                                                         ----------------------------
                                                                                         $192,917            $146,093
                                                                                         ----------------------------
                                                                                         ----------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                  YEAR ENDED
                                                                                  ----------------------------------------------
                                                                                    APRIL 1,       APRIL 2,         APRIL 3,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                  1995           1994            1993
- --------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                           $  144,083     $  126,241       $  103,391
Cost and expenses:
  Cost of products sold (note 8)                                                      58,936         53,266           43,650
  Research and development                                                            22,859         20,636           16,530
  Selling, general and administrative                                                 25,020         22,299           20,465
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                     106,815         96,201           80,645
                                                                                    --------------------------------------------
Income from operations                                                                37,268         30,040           22,746
Other income (expense):
  Interest income                                                                      3,437          2,794            2,378
  Other income (expense), net                                                            (88)          (228)              92
- --------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                              40,617         32,606           25,216
Provision for income taxes (note 6)                                                   13,651         10,116            7,817
- --------------------------------------------------------------------------------------------------------------------------------
Net income                                                                         $  26,966      $  22,490        $  17,399
                                                                                   ---------------------------------------------
                                                                                   ---------------------------------------------
Net income per share                                                               $    1.41      $    1.19        $     .94
                                                                                   ---------------------------------------------
                                                                                   ---------------------------------------------
Weighted average number of common and common equivalent shares                        19,164         18,946           18,458
  outstanding                                                                      ---------------------------------------------
                                                                                   ---------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       COMMON STOCK
                                                 --------------------------
                                                    ($.01 PAR VALUE)                 PAID-IN          RETAINED
(IN THOUSANDS)                                     SHARES           AMOUNT           CAPITAL          EARNINGS             TOTAL
- --------------------------------------------------------------------------------------------------------------------------------
Balances, March 28, 1992                           17,028           $  170         $  67,522          $  7,951         $  75,643
Common stock issued                                   897                9             1,941                 -             1,950
Tax benefit of option exercises                         -                -             3,449                 -             3,449
Other                                                   -                -                40                 -                40
Net income for fiscal 1993                              -                -                 -            17,399            17,399
- --------------------------------------------------------------------------------------------------------------------------------
Balances, April 3, 1993                            17,925              179            72,952            25,350            98,481
Common stock issued                                   486                5             2,061                 -             2,066
Tax benefit of option exercises                         -                -             2,172                 -             2,172
Other                                                   -                -              (141)                -              (141)
Net income for fiscal 1994                              -                -                 -            22,490            22,490
- --------------------------------------------------------------------------------------------------------------------------------
Balances, April 2, 1994                            18,411              184            77,044            47,840           125,068
Common stock issued                                   479                5             3,659                 -             3,664
Tax benefit of option exercises                         -                -             2,133                 -             2,133
Other                                                   -                -               (34)                -               (34)
Net income for fiscal 1995                              -                -                 -            26,966            26,966
- --------------------------------------------------------------------------------------------------------------------------------
Balances, April 1, 1995                            18,890           $  189         $  82,802         $  74,806        $  157,797
                                                   -----------------------------------------------------------------------------
                                                   -----------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                         YEAR ENDED
                                                                                           ---------------------------------------
                                                                                            APRIL 1,       APRIL 2,       APRIL 3,
(IN THOUSANDS)                                                                                1995           1994           1993
                                                                                           ---------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income                                                                               $  26,966      $  22,490      $  17,399
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                              6,007          5,788          4,713
    Deferred income taxes                                                                     (1,781)        (3,325)        (1,001)
    Changes in assets and liabilities:
      Accounts receivable                                                                     (6,486)           965         (3,908)
      Inventories                                                                               (284)          (338)        (7,459)
      Prepaid expenses and other current assets                                                 (100)          (367)          (226)
      Deposits and other assets                                                                 (103)           (61)          (120)
      Wafer supply advance, net of wafer receipts                                            (42,570)             -              -
      Accounts payable and accrued expenses                                                    6,516        (10,870)         7,101
      Accrued payroll obligations                                                              1,799            424            869
      Income taxes payable                                                                     1,115          1,150          2,634
      Deferred income                                                                          4,665             70          4,151
- ----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities                                      (4,256)        15,926         24,153
                                                                                          ----------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of short-term investments, net                                                     (5,874)        (5,086)       (13,697)
  Proceeds from sale of fixed assets                                                               -              -             40
  Capital expenditures                                                                        (6,299)        (7,185)       (11,687)
- -----------------------------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                                                (12,173)       (12,271)       (25,344)
                                                                                          -----------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock                                                   5,763          4,097          5,439
  Payments of capital lease obligations                                                            -           (144)          (368)
- ----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                                              5,763          3,953          5,071
                                                                                          ----------------------------------------
Net increase (decrease) in cash and cash equivalents                                         (10,666)         7,608          3,880
Beginning cash and cash equivalents                                                           18,363         10,755          6,875
- ----------------------------------------------------------------------------------------------------------------------------------
Ending cash and cash equivalents                                                            $  7,697      $  18,363      $  10,755
                                                                                          ----------------------------------------
                                                                                          ----------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS   Lattice Semiconductor Corporation (the Company),
founded in 1983, designs, develops, and markets high- and low-density, high-speed E2CMOS[REGISTERED TRADEMARK] PLDs.

FISCAL REPORTING PERIOD AND PRINCIPLES OF CONSOLIDATION   The Company reports on
a 52 or 53 week fiscal year, which ends on the Saturday closest to March 31. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly owned foreign subsidiaries, Lattice Gmbh, Lattice Semiconducteurs SARL, Lattice Semiconductor KK, Lattice Semiconductor Shanghai Co. Ltd., Lattice Semiconductor Asia Ltd., Lattice Semiconductor International Ltd. and Lattice Semiconductor UK Ltd. The assets, liabilities, and results of operations of these entities were not significant for any of the years presented in the consolidated financial statements and all intercompany accounts and transactions have been eliminated.


CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which have maturities greater than three months and less than one year, are composed of money market preferred stocks ($49.2 million), government obligations ($26.6 million) and time deposits ($5.3 million).
     Prior to fiscal 1995, the Company reported investments at cost which approximated market. Effective beginning in the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.
115), which creates certain classification categories for such investments based on the nature of the securities and intent of the Company. SFAS No. 115 has been adopted on a prospective basis, and the cumulative effect of the change was not material. Pursuant to adoption, the Company has categorized its investments as held-to-maturity. Securities classified as held-to-maturity are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Realized gains or losses are reflected in other income. Such gains or losses were not significant for the fiscal years presented.

FINANCIAL INSTRUMENTS   All of the Company's significant financial assets and
liabilities are recognized in the Consolidated Balance Sheet as of April 1, 1995. The value reflected in the Consolidated Balance Sheet (carrying value) approximates fair value for the Company's financial assets and liabilities. The Company estimates the fair value of its cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

CONCENTRATIONS OF CREDIT RISK   Financial instruments which potentially expose
the Company to concentrations of credit risk consist primarily of short-term investments and trade receivables. The Company places its investments through several financial institutions and mitigates the concentration of credit risk by placing percentage limits on the maximum portion of the investment portfolio which may be invested in any one investment instrument. Investments consist primarily of A1 and P1 or better rated U.S. commercial paper, U.S. government agency obligations and other money market instruments, and "AA" or better rated municipal obligations and money market preferred stocks. Concentrations of credit risk with respect to trade receivables are mitigated by a geographically diverse customer base and the Company's credit and collection process. The Company performs credit evaluations for all customers and secures transactions with letters of credit or advance payments where necessary. Write-offs for uncollected trade receivables have not been significant to date.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE   Revenue from sales to OEM
(original equipment manufacturer) customers is recognized upon shipment. Certain of the Company's sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowance for doubtful accounts of $743,000 and $697,000 at April 1, 1995 and April 2, 1994, respectively.
     Revenue from two distributors was $17.3 million and $16.1 million for fiscal 1995, $14.7 million and $12.6 million for fiscal 1994 and $11.7 million and $11.6 million for fiscal 1993. Export revenue was approximately $68.4 million, $54.6 million and $46.8 million for fiscal 1995, 1994 and 1993, respectively. Sales to Europe were approximately $24.5 million, $16.1 million and $13.1 million, and to Asia $40.6 million, $34.3 million and $32.7 million in fiscal 1995, 1994 and 1993, respectively.

INVENTORIES   Inventories are stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT   Property and equipment are recorded at cost.
Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

TRANSLATION OF FOREIGN CURRENCIES   The Company translates accounts denominated
in foreign currencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Translation adjustments related to the consolidation of foreign subsidiary financial statements have not been significant to date.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred.

INCOME TAXES   Income taxes are calculated in accordance with SFAS No. 109,
"Accounting for Income Taxes," which the Company adopted on a prospective basis in the first quarter of fiscal 1994. The Company had previously adopted SFAS No. 96 during fiscal 1988. Both statements utilize the asset and liability method for computing deferred income taxes. Accordingly, adoption of SFAS No. 109 had no material effect on the Company's provision for income taxes or results of operations.

NET INCOME PER SHARE   Net income per share is computed based on the weighted
average number of shares of common stock and common stock equivalents assumed to be outstanding during the period (using the treasury stock method). Common stock equivalents consist of stock options and warrants to purchase common stock. All share and per share amounts presented in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect the three-for-two stock split effected in the form of a stock dividend which was paid on July 6, 1993.

FOREIGN EXCHANGE   Substantially all of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases. Gains or losses from foreign exchange rate fluctuations on unhedged balances denominated in foreign currencies are reflected in other income.

STATEMENT OF CASH FLOWS   Income taxes paid approximated $11.9 million, $10.1
million and $3.0 million in fiscal 1995, 1994 and 1993, respectively. Interest paid does not differ materially from interest expense, which aggregated approximately $28,000, $23,000 and $39,000 in fiscal 1995, 1994 and 1993, respectively.

NOTE 2. INVENTORIES

(IN THOUSANDS)                               APRIL 1, 1995      APRIL 2, 1994
- -------------------------------------------------------------------------------
Work in progress                                  $   9,686        $   9,984
Finished goods                                        4,445            3,863
- ----------------------------------------------------------------------------
                                                  $  14,131        $  13,847
                                                  --------------------------
                                                  --------------------------


NOTE 3. PROPERTY AND EQUIPMENT

(IN THOUSANDS)                               APRIL 1, 1995       APRIL 2, 1994
- ------------------------------------------------------------------------------
Land                                             $  1,455            $  1,455
Buildings                                           5,473               5,142
Computer and test equipment                        33,372              28,626
Office furniture and equipment                      2,518               2,380
Leasehold and building improvements                 2,223               1,894
- -----------------------------------------------------------------------------
                                                   45,041              39,497
Accumulated depreciation and amortization         (24,926)            (19,674)
- -----------------------------------------------------------------------------
                                                 $ 20,115            $ 19,823
                                                 ----------------------------
                                                 ----------------------------

NOTE 4. CREDIT FACILITIES

The Company has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

NOTE 5. LEASE OBLIGATIONS

Certain facilities and equipment of the Company are leased under operating leases, which expire at various times through fiscal 1999. Rental expense under the operating leases was approximately $815,000, $672,000 and $505,000 for fiscal 1995, 1994 and 1993, respectively.

Future minimum lease commitments at April 1, 1995 are as follows:

FISCAL YEAR
- -----------------------------------------------------------------------------
(IN THOUSANDS)
1996                                                                  $  361
1997                                                                     381
1998                                                                     391
1999                                                                     165
- ----------------------------------------------------------------------------
                                                                      $1,298
                                                                      ------
                                                                      ------

NOTE 6. INCOME TAXES

As described in Note 1, the Company adopted SFAS No. 109, "Accounting for Income Taxes" on a prospective basis in fiscal 1994. The adoption of SFAS No. 109 did not have a material impact on the Company's provision for income taxes or results of operations. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax laws or rates. Previously, the Company operated under the provisions of SFAS No. 96, which also used an asset and liability approach but gave no recognition of future events other than the recovery of assets and settlement of liabilities at their carrying amounts.

     The components of the provision for income taxes for fiscal 1995, 1994 and 1993 are presented in the following table:

                                             YEAR ENDED
                         -----------------------------------------------------
(IN THOUSANDS)           APRIL 1, 1995       APRIL 2, 1994       APRIL 3, 1993
- ------------------------------------------------------------------------------
Current:
  Federal                     $ 13,849           $  11,761            $  7,890
  State                          1,583               1,680                 928
- ------------------------------------------------------------------------------
                                15,432              13,441               8,818
                              ------------------------------------------------
Deferred:
  Federal                       (1,598)             (2,909)               (896)
  State                           (183)               (416)               (105)
- ------------------------------------------------------------------------------
                                (1,781)             (3,325)             (1,001)
                              ------------------------------------------------
                              $ 13,651           $  10,116            $  7,817
                              ------------------------------------------------
                              ------------------------------------------------

     The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                  YEAR ENDED
                                   -------------------------------------------
(IN THOUSANDS)                     APRIL 1, 1995  APRIL 2, 1994  APRIL 3, 1993
- ------------------------------------------------------------------------------
Computed income tax expense
at the statutory rate                   $ 14,216       $ 11,412       $ 8,573
Adjustments for tax effects of:
  State taxes, net                         1,625          1,630         1,009
  Research and development
  credits, current                          (193)          (272)         (454)
  Research and development
  and investment tax credit
  carryforwards                             (243)          (601)           -
  Benefit of operating loss
  carryforward                                 -           (658)       (1,336)
  Nontaxable investment income            (1,020)          (824)         (756)
  Other                                     (734)          (571)          781
- -----------------------------------------------------------------------------
                                         $13,651       $ 10,116       $ 7,817
                                         ------------------------------------
                                         ------------------------------------

The components of the Company's net deferred tax asset under SFAS No. 109 were as follows:


(IN THOUSANDS)                                    APRIL 1, 1995  APRIL 2, 1994
- ------------------------------------------------------------------------------
Deferred income                                        $  4,172       $  2,120
Expenses and allowances not currently deductible          5,949          4,959
Research and development credit                              -             520
Other, net                                                   -             342
- ------------------------------------------------------------------------------
Total deferred tax assets                                10,121          7,941
Valuation allowance                                      (2,819)        (2,420)
- ------------------------------------------------------------------------------
                                                       $  7,302       $  5,521
                                                       -----------------------
                                                       -----------------------

     The valuation allowances are recorded to offset deferred tax assets which can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NOTE 7. STOCKHOLDERS' EQUITY

STOCK WARRANTS   During fiscal 1995, 1994, 1993, and 1991 the Company issued to a vendor warrants to purchase 62,125 shares at $17.38 per share, 106,500 shares at $20.17 per share, 106,500 shares at $10.17 per share, and 84,000 shares at $6.17 per share, respectively. In fiscal 1993, the vendor exercised warrants for 189,000 shares; total shares issued to the vendor were 94,782 after surrender of 94,218 shares to cover exercise costs of approximately $1.1 million. During fiscal 1994, the vendor exercised warrants for 106,500 shares; total shares issued to the vendor were 50,904 after surrender of 55,596 shares to cover exer-cise costs of approximately $1.1 million. The remaining outstanding warrants at April 1, 1995 expire on July 1, 1998.

STOCK OPTION PLAN    As of April 1, 1995, the Company had reserved 5,775,000
shares of common stock for issuance to officers and key employees under a stock option plan. The options, which are generally granted at no less than fair market value at the date of grant, are exercisable immediately and expire five years from date of grant. The transfer of certain shares of common stock acquired through exercise of employee stock options is restricted under stock vesting agreements that grant the Company the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, the Company's repurchase rights lapse quarterly over four years.

    The following table summarizes activity under the plan during the past three years:

                                   SHARES UNDER OPTION            PRICE RANGE
- -----------------------------------------------------------------------------
Balance, March 28, 1992                      2,323,477        $  .07 - $ 9.83
Options granted                                820,230        $10.17 - $17.83
Options canceled                              (163,626)       $  .27 - $14.50
Options exercised                             (716,557)       $  .07 - $ 9.83
- ------------------------------------------------------
Balance, April 3, 1993                       2,263,524        $  .07 - $17.83
Options granted                                491,180        $14.88 - $23.75
Options canceled                              (203,266)       $  .07 - $23.75
Options exercised                             (371,835)       $  .07 - $14.50
- ------------------------------------------------------
Balance, April 2, 1994                       2,179,603        $  .27 - $23.75
Options granted                                548,400        $16.38 - $23.50
Options canceled                              (113,790)       $  .27 - $23.75
Options exercised                             (393,726)       $  .27 - $18.88
- ------------------------------------------------------
Balance April 1, 1995                        2,220,487        $ 3.67 - $23.50
                                             --------
                                             --------
Available for grant at April 1, 1995         1,111,202
                                             ---------
                                             ---------

OUTSIDE DIRECTORS STOCK OPTION PLAN     The 1993 Outside Directors Stock Option
Plan was approved by the stockholders in August 1993, replacing the 1990 Amended Outside Directors Stock Option Plan. The new plan provides for the issuance of stock options to members of the Company's Board of Directors who are not employees of the Company; 225,000 shares of the Company's Common Stock are reserved for issuance thereunder. In August 1993, each non-employee director was granted under the new plan an option to purchase 18,000 shares of common stock. These options generally become exercisable quarterly over a four-year period beginning on the date of grant. As of April 1, 1995 and April 2, 1994, options to purchase 128,625 shares of common stock had been granted to non-employee directors under the former plan. The last grants under the former plan were made in August 1993, and no additional grants under the former plan are anticipated.

     The following table summarizes activity under these plans during the past three years:

                                            SHARES UNDER OPTION      PRICE RANGE
- --------------------------------------------------------------------------------
Balance, March 28, 1992                                  50,250  $ 0.27 - $ 9.83
Options granted                                          20,250  $10.17 - $17.83
Options exercised                                       (16,500) $ 0.27 - $ 9.50
- ---------------------------------------------------------------
Balance, April 3, 1993                                   54,000  $ 0.27 - $17.83
Options granted                                         100,875  $20.17 - $23.75
Options exercised                                       (12,375) $ 0.27 - $ 9.50
- ---------------------------------------------------------------
Balance, April 2, 1994                                  142,500  $ 3.75 - $23.75
Options canceled                                        (13,500) $23.75
Options exercised                                        (9,000) $ 3.75 - $20.17
- ---------------------------------------------------------------
Balance April 1, 1995                                   120,000  $ 9.50 - $23.75
                                                        -------
                                                        -------
Available for grant at April 1, 1995                    148,500
                                                        -------
                                                        -------

STOCK PURCHASE PLAN   The Company's employee stock purchase plan was approved by the stockholders in August 1990, and became effective January 1, 1991. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 450,000 shares authorized to be issued under the plan, 70,973, 45,789 and 62,190 shares were issued during fiscal 1995, 1994 and 1993, respectively, and 169,498 shares were available for issuance at April 1, 1995.

SHAREHOLDER RIGHTS PLAN   A shareholder rights plan approved on September 11,
1991 provides for the issuance of one right for each share of outstanding common stock. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender or exchange offer, the consummation of which would result in ownership by that party of 20% or more of the Company's outstanding common stock.

The rights expire on September 11, 2001 if not previously redeemed or exercised. Each right entitles the holder to purchase, for $60.00, a fraction of a share of the Company's Series A Participating Preferred Stock with economic terms similar to that of one share of the Company's common stock. The Company will generally be entitled to redeem the rights at $0.01 per right at any time on or prior to the tenth day after an acquiring person has acquired beneficial ownership of 20% or more of the Company's common stock. If, prior to the redemption or expiration of the rights, an acquiring person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock, each right not beneficially owned by the acquiring person or group will entitle its holder to purchase, at the rights' then current exercise price, that number of shares of common stock having a value equal to two times the exercise price.

NOTE 8. TRANSACTIONS WITH PRINCIPAL SUPPLIER

The Chairman of the Board of the Company's wafer supplier is a member of the Company's Board of Directors. In July 1994, the Company signed an agreement with this wafer supplier under which it advanced $44 million to the supplier during fiscal 1995 to be used in conjunction with the construction of additional wafer fabrication capacity and technological development. The advance will be repaid in the form of semiconductor wafers over a multi-year period. No interest income is recorded. Total wafer receipts under this agreement aggregated approximately $1,430,000 during fiscal 1995. The balance sheet caption "Prepaid expenses and other current assets" includes management's estimate of such wafers to be received under the agreement during fiscal 1996, aggregating $11,250,000.
     The Company continues to purchase a portion of its wafer supply from this supplier for cash using commercial terms. Wafer purchases totalled $27.8 million, $25.4 million and $22.7 million for fiscal 1995, 1994 and 1993, respectively. Accounts payable and accrued expenses at April 1, 1995 included $4.1 million due this vendor; such balances were insignificant at April 2, 1994. Open purchase commitments to this supplier approximated $9.6 million at April 1, 1995.

NOTE 9. EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLAN   The Company initiated a profit sharing plan effective
April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of the operating income of the Company, as defined and calculated at the end of the second and fourth quarter of each fiscal year for each respective six-month period, is to be paid equally to qualified employees. In fiscal 1995, 1994 and 1993, approximately $1.4 million, $1.2 million and $983,000, respectively, were charged against operations in connection with the plan.

QUALIFIED INVESTMENT PLAN   In 1990, the Company adopted a 401(k) plan, which
provides participants with an opportunity to accumulate funds for retirement. Under the terms of the plan, eligible participants may contribute up to 15% of their eligible earnings to the plan Trust. The plan allows for discretionary matching contributions by the Company; no such contributions have occurred to date.

NOTE 10. COMMITMENTS AND CONTINGENCIES


The Company is exposed to certain asserted and unasserted potential claims. Patent and other proprietary rights infringement claims are common in the semiconductor industry and the Company has received a letter from a semiconductor manufacturer stating that it believes certain patents held by it cover products previously sold by the Company. While this manufacturer has offered to license certain of such patents to the Company, there can be no assurance that, on this or any other claim which may be made against the Company, the Company could obtain a license on terms or under conditions that would not have a material adverse effect to the Company. Management believes that the disposition of these claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11. RELATED PARTY

Larry W. Sonsini is a member of the Company's Board of Directors and is presently the Chairman of the Executive Committee of Wilson, Sonsini, Goodrich & Rosati, a law firm that provides corporate legal services to the Company. Legal services billed to the Company aggregated approximately $46,000, $129,000 and $68,000, respectively, for fiscal 1995, 1994 and 1993. Amounts payable to the law firm were not significant at April 1, 1995 or April 2, 1994.

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of Lattice Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries at April 1, 1995 and April 2, 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 1, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal year 1994.


/s/PRICE WATERHOUSE LLP
- ----------------------------------
Portland, Oregon
April 20, 1995

CORPORATE DIRECTORY


BOARD OF DIRECTORS
Cyrus Y. Tsui
Chairman of the Board, President and
Chief Executive Officer

Daniel S. Hauer
Chairman of the Board,
S-MOS Systems Inc.

Harry A. Merlo(1)
President and Chairman,
Louisiana-Pacific Corp.

Douglas C. Strain(2)
Vice Chairman,
Electro Scientific Industries, Inc.


Larry W. Sonsini(2)
Partner and Chairman of the
Executive Committee,
Wilson, Sonsini, Goodrich & Rosati

OFFICERS
Cyrus Y. Tsui
Chairman of the Board,
President and Chief Executive Officer

Albert L. Chan
Vice President,
California Product Development

Stephen M. Donovan
Vice President, International Sales

Paul T. Kollar
Vice President, Sales

Steven A. Laub
Vice President and General Manager

Rodney F. Sloss
Vice President, Finance and Secretary

Jerry G. Taylor
Vice President, Oregon Product
Development

Jonathan K. Yu
Vice President, Operations

Kenneth K. Yu
Vice President and Managing Director,
Lattice Asia
Technology Advisor to the
Office of the President



(1)MEMBER OF THE AUDIT COMMITTEE
(2)MEMBER OF THE COMPENSATION COMMITTEE

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
415/493-9300

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
121 S.W. Morrison Street, Suite 1800
Portland, Oregon 97204
503/224-9040

CORPORATE OFFICES
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon 97124-6421
Telephone: 503/681-0118
Facsimile: 503/681-0347

REGISTRAR AND TRANSFER AGENT
First Interstate Bank
Stock Transfer Administration
P.O. Box 21927
Seattle, Washington 98111
206/292-3696

ANNUAL MEETING
The annual meeting of stockholders for Lattice Semiconductor Corporation will be held at the Embassy Suites Hotel, 9000 S.W. Washington Square Road, Tigard, OR 97223, on Monday, August 14, 1995, at 1:00 pm.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be made available without charge to all stockholders upon written request to the Company.

COMMON STOCK
Lattice Semiconductor Corporation's common stock is traded on the NASDAQ National Market System under the symbol "LSCC."

STOCK PRICE HISTORY
The Company's common stock is traded on the over-the-counter market and prices are quoted on the NASDAQ National Market System under the symbol "LSCC." The following table sets forth the high and low sale prices for the last two fiscal years.

                                          HIGH            LOW
- ---------------------------------------------------------------
Fiscal 1994:
First Quarter                            20 13/16       14 11/16
Second Quarter                           26 3/4         14 3/4
Third Quarter                            24 3/4         12 1/4
Fourth Quarter                           19 3/8         14

Fiscal 1995:
First Quarter                            19 5/8         14 3/4
Second Quarter                           20 1/8         17
Third Quarter                            19 3/8         15 1/2
Fourth Quarter                           27 1/8         16 3/8

In May 1993 the Company's Board of Directors approved a three-for-two split of its common stock which was effected in the form of a stock dividend. The stock dividend was paid on July 6, 1993 to stockholders of record as of June 14, 1993. The above sale prices have been adjusted to reflect the stock split.