Form 10-K405, Exhibit 13
period 1996-03-30
LATTICE SEMICONDUCTOR CORP
filed 1996-06-28
CIK 855658

                                 FINANCIAL HIGHLIGHTS


                                                       YEAR ENDED
                                       ---------------------------------------
                                        MARCH 30,      APRIL 1,      APRIL 2,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        1996          1995          1994
- - ------------------------------------------------------------------------------
Revenue                               $   198,167   $   144,083   $   126,241
Net income                            $    41,784   $    26,966   $    22,490
Net income per share                  $      1.99   $      1.41   $      1.19
Cash and short-term investments       $   215,170   $    88,810   $    93,602
Total assets                          $   342,935   $   192,917   $   146,093
Stockholders' equity                  $   298,768   $   157,797   $   125,068


                          CORPORATE PROFILE

Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. Lattice is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") PLDs. ISP has emerged as a standard in the high-density PLD market. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions. PLDs enable the end customer to shorten design cycle times and reduce development costs. Lattice's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of Lattice's revenue is derived from international sales, mainly in Europe and Asia. Lattice offers products that range in complexity from about 200 to 25,000 gates. Products are offered in 20 to 304 pin packages in a variety of speed, power and temperature grades.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in the section entitled "Factors Affecting Future Results" and elsewhere in this report.

Lattice Semiconductor Corporation (the "Company"), founded in 1983 and based in Hillsboro, Oregon, designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic circuits, enabling the end customer to shorten design cycle times and reduce development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items reflected in the Company's consolidated statement of operations.


                                                        YEAR ENDED
                                          --------------------------------------
                                         MAR. 30,       APR. 1,       APR. 2,
                                           1996          1995          1994
- - --------------------------------------------------------------------------------
Revenue                                       100%          100%          100%
Costs and expenses:
  Cost of products sold                        41            41            42
  Research and development                     14            16            16
  Selling, general and administrative          16            17            18
                                               -------------------------------
                                               71            74            76
                                               -------------------------------
Income from operations                         29            26            24
Interest and other income (net)                 3             2             2
                                               -------------------------------
Income before provision for income taxes       32            28            26
Provision for income taxes                     11             9             8
                                               -------------------------------
Net income                                     21%           19%           18%
                                               -------------------------------
                                               -------------------------------


REVENUE Revenue was $198.2 million in fiscal 1996, an increase of 38% over fiscal 1995. The fiscal 1995 revenue of $144.1 million represented an increase of 14% from the $126.2 million recorded in fiscal 1994. Most of the Company's revenue for the years presented was derived from sales of GAL-Registered Trademark- (Generic Array Logic) products, which address the low-density segment of the CMOS programmable logic market. The majority of the Company's revenue growth for the periods presented resulted from the sales of new products, primarily in the high-density segment of the PLD market. Increases in the sales of the Company's high-density products have been significant and have grown consistently as a percentage of the Company's overall revenue for the fiscal periods presented. For fiscal 1996, revenue from the sale of high-density products amounted to approximately one-third of the Company's overall revenue.
       Revenue from international sales was approximately 48%, 47% and 43% of total revenue for fiscal 1996, 1995 and 1994, respectively. The Company expects export sales to continue to represent a significant portion of revenue. See "Factors Affecting Future Results."
     Overall average selling prices, while remaining relatively constant during the fiscal 1994 and 1995 periods, increased slightly during fiscal 1996. This was due primarily to a higher proportion of high-density products included in the revenue mix. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. The Company's ability to maintain its recent trend of revenue growth is in large part dependent on the continued development, introduction and market acceptance of new products. See "Factors Affecting Future Results".

GROSS MARGIN The Company's gross margin as a percentage of revenue was 59% in fiscal 1996 and fiscal 1995 and 58% in fiscal 1994. The increase in gross margin in fiscal 1996 and 1995 over fiscal 1994 was primarily due to improved capacity utilization and other reductions in the Company's manufacturing costs offsetting higher period costs associated with increased production of high-density products. Profit margins on older products tend to decrease over time as selling prices decline, but the Company's strategy has been to offset these decreases by continuously introducing new products with higher margins.

RESEARCH AND DEVELOPMENT Research and development expense was $26.8 million, $22.9 million and $20.6 million in fiscal 1996, 1995 and 1994, respectively. The spending increases were related primarily to the development of new technologies and new products, including the Company's high-density product families and their related software development tools. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing product families and to provide innovative new product offerings, and therefore expects to continue to make significant investments in research and development in the future.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expense increased to $31.3 million in fiscal 1996 from $25.0 million in fiscal 1995, which was an increase from $22.3 million in fiscal 1994. The increase each year was primarily due to expansion of the Company's sales force, the addition of field applications engineers to provide enhanced customer assistance, and higher sales commissions associated with the higher revenue levels. Selling, general and administrative as a percentage of revenue decreased slightly in fiscal 1996 to 16% from 17% in fiscal 1995, and from 18% in fiscal 1994.

INCOME FROM OPERATIONS Income from operations increased 55%, from $37.3 million to $57.8 million, from fiscal 1995 to fiscal 1996, and increased 24%, from $30.0 million, between fiscal 1994 and fiscal 1995. Income from operations increased as a percentage of revenue, from 24% in fiscal 1994 to 26% in fiscal 1995, and then to 29% in fiscal 1996.

INTEREST AND OTHER INCOME Interest and other income (net of expense) increased by approximately $2.1 million from fiscal 1995 to fiscal 1996, and increased as a percentage of revenue in fiscal 1996 as compared to both fiscal 1995 and 1994. The increase in fiscal 1996 was due to higher cash and investment balances resulting from the Company's follow-on public offering of common stock in November 1995, cash generated from operations and higher interest rates. The increase from fiscal 1994 to fiscal 1995 of $783,000 was due to higher interest rates in fiscal 1995 as compared to fiscal 1994 offsetting the Company's lower cash balances beginning in the second fiscal 1995 quarter due to the advance payments made to Seiko Epson Corporation. See Note 9 of Notes to Consolidated Financial Statements.

PROVISION FOR INCOME TAXES The Company's effective tax rate was 33.9% for fiscal 1996 as compared to 33.6% and 31.0% recorded in fiscal 1995 and 1994, respectively. The fiscal 1995 increase occurred primarily because both net operating loss and tax credit carryforwards were available in fiscal 1994, while only the remaining tax credit carryforwards were available in fiscal 1995. The fiscal 1996 increase was due to the absence of any available carryforwards in fiscal 1996, although this increase was offset somewhat by lower state taxes.
    Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NET INCOME Net income increased 55%, from $27.0 million to $41.8 million, from fiscal 1995 to fiscal 1996, and increased 20%, from $22.5 million, between fiscal 1994 and fiscal 1995. Net income increased as a percentage of revenue each fiscal year, from 18% in fiscal 1994 to 19% in fiscal 1995, and then to 21% in fiscal 1996.
     In May 1993 the Company's Board of Directors approved a three-for-two split of the Company's common stock which was effected in the form of a stock dividend paid on July 6, 1993 to stockholders of record as of June 14, 1993.

FACTORS AFFECTING FUTURE RESULTS

Notwithstanding the objectives, projections, estimates and other forward-looking statements in this Annual Report, the Company's future operating results will continue to be subject to variations based on a wide variety of factors, including, but not limited to, the following: the Company's ability to obtain adequate wafer capacity supply commitments under competitive pricing terms, successful implementation of the Company's proprietary process technology, UltraMOS,-Registered Trademark- at its wafer manufacturers, successful development and implementation of future new advanced process technologies, attainment of acceptable wafer manufacturing yields, achievement of volume production at United Microelectronics Corporation ("UMC") and potential interruptions in supply from the Company's wafer manufacturers and assembly contractors as a result of work stoppages, political instability or natural or man-made disasters.
       The Company's operating results also depend in large part on various factors outside the Company's control such as general economic conditions, the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, sudden price fluctuations, general price erosion, substantial adverse currency exchange movements and changes in effective tax rates. The semiconductor industry is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. The Company's rate of growth in recent periods has been positively and negatively impacted by trends in the semiconductor industry. Any material imbalance in industry-wide production capacity relative to demand, shift in industry capacity toward products competitive with the Company's products, reduced demand or reduced growth in demand or other factors could result in a decline in the demand for or the prices of the Company's products and have a material adverse effect on the Company's operating results. The Company's operating results are also dependent upon international revenues which may be adversely affected by the imposition of government controls, export license requirements, trade restrictions, political instability, changes in tariffs and other factors outside the Company's control. Due to these and other factors, the Company's past results are a less useful predictor of future results than is the case in more mature and stable industries. The market price of the Company's common stock could be subject to significant fluctuations due to the inherent volatility of the semiconductor industry combined with the aforementioned and other factors, including variations in the Company's quarterly operating results and shortfalls in revenues or earnings from levels expected by securities analysts. In addition, the stock market has recently experienced significant price fluctuations, which often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally and in the semiconductor industry specifically, may adversely affect the market price of the Company's common stock.
       In addition, the Company's operating results are subject to variations based upon the following competitive factors: introduction of new products on a timely basis that meet market needs at competitive prices with acceptable margins, market acceptance of the Company's new and proprietary products and proprietary software development tools, variations in product mix, scheduling, rescheduling and cancellation of large orders, successful protection of the Company's intellectual property rights, potential litigation relating to competitive patents and intellectual property and the Company's ability to attract and retain highly qualified technical and management personnel.
       For further explanation of the factors set forth above, see "Factors Affecting Future Results" in Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended
March 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

As of March 30, 1996, the Company's principal source of liquidity was $215.2 million of cash and short-term investments, an increase of $126.4 million from the balance of $88.8 million at April 1, 1995. This increase was primarily the result of net proceeds of approximately $86.7 million from the Company's follow-on public offering of 2,500,000 shares of common stock completed in November 1995 and cash generated from operations. The Company also has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.
    Accounts receivable and deferred income on sales to distributors increased 26% and 44%, respectively, as compared to the balances at April 1, 1995. These increases were primarily due to the higher revenue level in the fiscal 1996 fourth quarter and the timing of billings to end customers and distributors. Inventories increased by 54% versus amounts recorded at April 1, 1995 due to increased production in response to higher revenue levels and the timing of silicon wafer receipts. The increase in Investments and other assets includes the $13.7 million paid in January 1996 as the first in a series of three payments representing the Company's investment in United Integrated Circuit Corporation ("UICC"). See Note 4 of Notes to Consolidated Financial Statements. Wafer supply advance decreased by approximately $16.8 million, or 54%, as compared to the balance at April 1, 1995 due to the Company's receipt of wafers pursuant to the Advance Production Payment Agreement with Seiko Epson, and a $6.1 million reclassification to "Prepaid expenses and other current assets" as an increase in management's estimate of wafers to be received under this agreement in the next twelve months. See Note 9 of Notes to Consolidated Financial Statements. Accounts payable and accrued expenses increased 18% as compared to the balance at April 1, 1995 due to the higher level of wafer receipts, increased expense activity associated with the higher revenue levels and timing of payments. Accrued payroll obligations increased 38% as compared to the balance at April 1, 1995 due to higher variable compensation, increased headcount and timing of payments.
       Stockholders' equity increased by approximately $141.0 million, primarily due to the net proceeds of the Company's follow-on public offering of common stock discussed above and net income of approximately $41.8 million for fiscal 1996.
       Capital expenditures were approximately $12.6 million, $6.3 million and $7.2 million for fiscal years 1996, 1995 and 1994, respectively. These expenditures consisted primarily of manufacturing test equipment, lab equipment, engineering workstations, buildings and building improvements. The increase in fiscal 1996 capital expenditures over fiscal 1995 and 1994 was associated with the higher revenue levels noted above and included increased investment in manufacturing test equipment to support the growth in revenue from sales of high-density products.
     The Company currently anticipates capital expenditures of approximately $15 million to $20 million for the fiscal year ending March 29, 1997. A significant portion of these expenditures is planned for improvements and expansions to the Company's manufacturing capacity and facilities.
       Substantially all of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases.
     The Company entered into a series of agreements with UMC in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese company, UICC, for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company will invest approximately $60 million, payable in three installments over two and one-half years, for a 10% equity interest in UICC and the right to receive a percentage of the facility's wafer production at market prices. The timing of the payments is related to certain milestones in the development of the advanced semiconductor manufacturing facility. The first payment, in the amount of approximately $13.7 million, was paid in January 1996. The second payment, in the amount of approximately $27.2 million, is anticipated to be required during the three month period ending February 1997, and the final payment is anticipated to be required within the six month period ending December 1997. As a result of the future payments, the Company's working capital will be reduced by an aggregate of approximately $46.3 million over the time period of the remaining payments.
       The Company believes that its existing sources of liquidity and funds expected to be generated from operations will provide adequate cash to fund the Company's anticipated cash needs for the next twelve months, including the anticipated required payment to UICC during this time period.
       In an effort to secure additional wafer supply, the Company may from time to time consider various financial arrangements including joint ventures with, minority investments in, advance purchase payments to, loans to, or similar arrangements with independent wafer manufacturers in exchange for committed wafer capacity. To the extent that the Company pursues any such additional financial arrangements, additional debt or equity financing may be required. There can be no assurance that any such additional funding could be obtained when needed or, if available, on terms acceptable to the Company.


                                  SELECTED FINANCIAL DATA

                                                                                          YEAR ENDED
                                                            ----------------------------------------------------------------------
                                                             MARCH 30,       APRIL 1,       APRIL 2,       APRIL 3,      MARCH 28,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                             1996           1995           1994           1993           1992
- - ----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue                                                     $  198,167     $  144,083     $  126,241     $  103,391     $   71,009
Costs and expenses:
 Cost of products sold                                          82,216         58,936         53,266         43,650         31,015
 Research and development                                       26,825         22,859         20,636         16,530         12,535
 Selling, general and administrative                            31,323         25,020         22,299         20,465         14,144
                                                            ----------------------------------------------------------------------
                                                               140,364        106,815         96,201         80,645         57,694
                                                            ----------------------------------------------------------------------
Income from operations                                          57,803         37,268         30,040         22,746         13,315
Interest and other income, net                                   5,442          3,349          2,566          2,470          2,420
                                                            ----------------------------------------------------------------------
Income before provision for income taxes                        63,245         40,617         32,606         25,216         15,735
Provision for income taxes                                      21,461         13,651         10,116          7,817          4,880
                                                            ----------------------------------------------------------------------

Net income                                                  $   41,784    $    26,966     $   22,490     $   17,399     $   10,855
                                                            ----------------------------------------------------------------------
                                                            ----------------------------------------------------------------------

Net income per share                                        $     1.99    $      1.41     $     1.19     $     0.94     $     0.61
                                                            ----------------------------------------------------------------------
                                                            ----------------------------------------------------------------------

Weighted average common and common
equivalent shares outstanding                                   20,979         19,164         18,946         18,458         17,834
                                                            ----------------------------------------------------------------------
                                                            ----------------------------------------------------------------------

BALANCE SHEET DATA:

Working capital                                             $  244,649     $  106,021     $  105,007     $   79,878     $   64,297
Total assets                                                   342,935        192,917        146,093        128,876         91,653
Long-term lease obligations, excluding current portion              --             --             --             --            205
Stockholders' equity                                           298,768        157,797        125,068         98,481         75,643



                                            YEAR ENDED MARCH 30, 1996                          YEAR ENDED APRIL 1, 1995
                              ------------------------------------------------    ------------------------------------------------
                                FOURTH        THIRD       SECOND        FIRST       FOURTH        THIRD       SECOND        FIRST
                               QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
- - ----------------------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY DATA:

Revenue                      $  53,008    $  51,538    $  48,608    $  45,013    $  40,318    $  36,288    $  34,564    $  32,913
Gross profit                 $  31,094    $  30,195    $  28,418    $  26,244    $  23,608    $  21,478    $  20,566    $  19,495
Net income                   $  12,097    $  11,063    $   9,778    $   8,846    $   7,698    $   6,850    $   6,419    $   5,999
Net income per share         $    0.54    $    0.52    $    0.49    $    0.45    $    0.40    $    0.36    $    0.34    $    0.32


ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND WHICH WAS PAID ON JULY 6, 1993.

                              CONSOLIDATED BALANCE SHEET


                                                       MARCH 30,     APRIL 1,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                        1996         1995
- - -------------------------------------------------------------------------------
                                        ASSETS
Current assets:
  Cash and cash equivalents                          $    54,600   $    7,697
  Short-term investments                                 160,570       81,113
  Accounts receivable, net                                22,884       18,147
  Inventories (note 2)                                    21,761       14,131
  Prepaid expenses and other current assets (note 9)      19,301       12,751
  Deferred income taxes (note 7)                           9,700        7,302
                                                      ------------------------
    Total current assets                                 288,816      141,141
Investments and other assets (note 4)                     14,141          341
Wafer supply advance (note 9)                             14,507       31,320
Property and equipment, less accumulated
 depreciation (note 3)                                    25,471       20,115
                                                      ------------------------
                                                     $   342,935   $  192,917
                                                      ------------------------
                                                      ------------------------

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses (note 9)     $    15,015   $   12,774
  Accrued payroll obligations                              7,456        5,389
  Income taxes payable (note 7)                            4,800        5,206
  Deferred income                                         16,896       11,751
                                                      ------------------------
    Total current liabilities                             44,167       35,120
                                                      ------------------------

Commitments and contingencies
 (notes 4, 5, 6, 9, 10 and 11)                                --           --
Stockholders' equity (note 8):
  Preferred stock, $.01 par value,
   10,000,000 shares authorized;
  none issued and outstanding                                 --           --
  Common stock, $.01 par value,
   100,000,000 shares authorized;
  22,123,069 and 18,889,703 shares
   issued and outstanding                                    221          189

  Paid-in capital                                        181,957       82,802
  Retained earnings                                      116,590       74,806
                                                      ------------------------
                                                         298,768      157,797
                                                      ------------------------
                                                    $    342,935   $  192,917
                                                      ------------------------
                                                      ------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                         CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                                    YEAR ENDED
                                                                               ---------------------------------------------------
                                                                                MARCH 30,            APRIL 1,            APRIL 2,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                1996                1995                1994
- - ----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                       $   198,167         $   144,083         $   126,241
Costs and expenses:
  Cost of products sold (note 9)                                                   82,216              58,936              53,266
  Research and development                                                         26,825              22,859              20,636
  Selling, general and administrative (note 12)                                    31,323              25,020              22,299
                                                                               ---------------------------------------------------
                                                                                  140,364             106,815              96,201
                                                                               ---------------------------------------------------
Income from operations                                                             57,803              37,268              30,040
Other income (expense):
  Interest income                                                                   5,570               3,437               2,794
  Other expense, net                                                                 (128)                (88)               (228)
                                                                               ---------------------------------------------------
Income before provision for income taxes                                           63,245              40,617              32,606
Provision for income taxes (note 7)                                                21,461              13,651              10,116
                                                                               ---------------------------------------------------
Net income                                                                     $   41,784          $   26,966          $   22,490
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------
Net income per share                                                           $     1.99          $     1.41          $     1.19
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------

Weighted average number of common and common equivalent
shares outstanding                                                                 20,979              19,164              18,946
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                   COMMON STOCK
                                                              ------------------------
                                                                 ($.01 PAR VALUE)            PAID-IN      RETAINED
(IN THOUSANDS, EXCEPT PAR VALUE)                              SHARES          AMOUNT         CAPITAL      EARNINGS         TOTAL
- - ----------------------------------------------------------------------------------------------------------------------------------
Balances, April 3, 1993                                        17,925        $   179     $   72,952     $   25,350     $   98,481
Common stock issued                                               486              5          2,061             --          2,066
Tax benefit of option exercises                                    --             --          2,172             --          2,172
Other                                                              --             --           (141)            --           (141)

Net income for fiscal 1994                                         --             --             --         22,490         22,490
                                                              --------------------------------------------------------------------

Balances, April 2, 1994                                        18,411            184         77,044         47,840        125,068
Common stock issued                                               479              5          3,659             --          3,664
Tax benefit of option exercises                                    --             --          2,133             --          2,133
Other                                                              --             --            (34)            --            (34)

Net income for fiscal 1995                                         --             --             --         26,966         26,966
                                                              --------------------------------------------------------------------
Balances, April 1, 1995                                        18,890            189         82,802         74,806        157,797
Net proceeds from public offering                               2,500             25         86,676             --         86,701
Other common stock issued                                         733              7          5,416             --          5,423
Tax benefit of option exercises                                    --             --          6,961             --          6,961
Other                                                              --             --            102             --            102
Net income for fiscal 1996                                         --             --             --         41,784         41,784
                                                              --------------------------------------------------------------------
Balances, March 30, 1996                                       22,123        $   221    $   181,957    $   116,590    $   298,768
                                                              --------------------------------------------------------------------
                                                              --------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                    YEAR ENDED
                                                                               ---------------------------------------------------
                                                                                MARCH 30,            APRIL 1,            APRIL 2,
(IN THOUSANDS)                                                                       1996                1995                1994
- - ----------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
  Net income                                                                  $    41,784          $   26,966          $   22,490
  Adjustments to reconcile net income to net cash
  provided (used) by operating activities:

   Depreciation and amortization                                                    7,137               6,007               5,788
   Deferred income taxes                                                           (2,398)             (1,781)             (3,325)
   Changes in assets and liabilities:
    Accounts receivable                                                            (4,737)             (6,486)                965
    Inventories                                                                    (7,630)               (284)               (338)
    Prepaid expenses and other current assets                                        (450)               (100)               (367)
    Investments and other assets                                                  (13,800)               (103)                (61)
    Wafer supply advance, net of wafer receipts                                    10,713             (42,570)                 --
    Accounts payable and accrued expenses                                           2,241               6,516             (10,870)
    Accrued payroll obligations                                                     2,067               1,799                 424
    Income taxes payable                                                             (406)              1,115               1,150
    Deferred income                                                                 5,145               4,665                  70
                                                                               ---------------------------------------------------
     Net cash provided (used) by operating activities                              39,666              (4,256)             15,926
                                                                               ---------------------------------------------------
Cash flow from investing activities:
  Purchase of short-term investments, net                                         (79,457)             (5,874)             (5,086)
  Proceeds from sale of fixed assets                                                   98                  --                  --
  Capital expenditures                                                            (12,591)             (6,299)             (7,185)
                                                                               ---------------------------------------------------
     Net cash used by investing activities                                        (91,950)            (12,173)            (12,271)
                                                                               ---------------------------------------------------
Cash flow from financing activities:
  Net proceeds from issuance of common stock                                       99,187               5,763               4,097
  Payments of capital lease obligations                                                --                  --                (144)
                                                                               ---------------------------------------------------
     Net cash provided by financing activities                                     99,187               5,763               3,953
                                                                               ---------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               46,903             (10,666)              7,608
Beginning cash and cash equivalents                                                 7,697              18,363              10,755
                                                                               ---------------------------------------------------
Ending cash and cash equivalents                                              $    54,600           $   7,697          $   18,363
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF OPERATIONS AND
SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Lattice Semiconductor Corporation (the "Company"), founded in 1983 and based in Hillsboro, Oregon, designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic circuits, enabling the end customer to shorten design cycle times and reduce development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia.

FISCAL REPORTING PERIOD AND PRINCIPLES OF CONSOLIDATION The Company reports on a 52 or 53 week fiscal year, which ends on the Saturday closest to March 31. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly owned foreign subsidiaries, Lattice GmbH, Lattice Semiconducteurs SARL, Lattice Semiconductor KK, Lattice Semiconductor Shanghai Co., Ltd., Lattice Semiconductor Asia Ltd., Lattice Semiconductor International Ltd. and Lattice Semiconductor UK Ltd. The assets, liabilities, and results of operations of these entities were not material for any of the years presented in the consolidated financial statements and all intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which have maturities greater than three months and less than one year, are composed of money market preferred stocks ($125.1 million), government obligations ($31.5 million) and time deposits ($4.0 million) at March 30, 1996.
    Prior to fiscal 1995, the Company reported investments at cost which approximated market. Effective beginning in the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.
115), which creates certain classification categories for such investments based on the nature of the securities and intent of the Company. SFAS No. 115 has been adopted on a prospective basis, and the cumulative effect of the change was not material. Pursuant to adoption, the Company has categorized its investments as held-to-maturity. Securities classified as held-to-maturity are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at March 30, 1996.

FINANCIAL INSTRUMENTS All of the Company's significant financial assets and liabilities are recognized in the Consolidated Balance Sheet as of March 30, 1996 and April 1, 1995. The value reflected in the Consolidated Balance Sheet (carrying value) approximates fair value for the Company's financial assets and liabilities. The Company estimates the fair value of its cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

DERIVATIVE FINANCIAL INSTRUMENTS Effective beginning in the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS 119). In order to minimize exposure to foreign exchange risk with respect to the Company's investment in UICC as further described in Note 4 to the accompanying Consolidated Financial Statements, the Company entered into a U.S. Dollar-Taiwan Dollar foreign forward exchange contract with a bank in February 1996. This contract, which matures in December 1996, is accounted for as an identifiable hedge against the Company's commitment to make the second in a series of three payments of the investment in UICC. The amount of the foreign forward exchange contract represents the amount of the Company's investment obligation in UICC scheduled for payment during the three months ending February 1997.
    Unrealized gain or loss with respect to this transaction was immaterial at March 30, 1996; any gain or loss realized will be reflected in the investment balance as of the payment date.
    The Company does not enter into derivative financial instruments for trading purposes.

FOREIGN EXCHANGE Substantially all of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases. Gains or losses from foreign exchange rate fluctuations on unhedged balances denominated in foreign currencies are reflected in Other Income. Realized and unrealized gains or losses were not significant for the fiscal periods presented.

CONCENTRATIONS OF CREDIT RISK Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of short-term investments and trade receivables. The Company places its investments through several financial institutions and mitigates the concentration of credit risk by placing percentage limits on the maximum portion of the investment portfolio which may be invested in any one investment instrument. Investments consist primarily of A1 and P1 or better rated U.S. commercial paper, U.S. government agency obligations and other money market instruments, "AA" or better rated municipal obligations, money market preferred stocks and other time deposits. Concentrations of credit risk with respect to trade receivables are mitigated by a geographically diverse customer base and the Company's credit and collection process. The Company performs credit evaluations for all customers and secures transactions with letters of credit or advance payments where necessary. Write-offs for uncollected trade receivables have not been significant to date.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE Revenue from sales to OEM customers is recognized upon shipment. Certain of the Company's sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowance for doubtful accounts of $800,000 and $743,000 at March 30, 1996 and April 1, 1995, respectively.
    Revenue from one distributor was $21.1 million for fiscal 1996. Revenue from two distributors was $17.3 million and $16.1 million for fiscal 1995 and $14.7 million and $12.6 million for fiscal 1994. Export revenue was approximately $95.1 million, $68.4 million and $54.6 million for fiscal 1996, 1995 and 1994, respectively. Sales to Europe were approximately $37.9 million, $24.5 million and $16.1 million, and to Asia $52.4 million, $40.6 million and $34.3 million in fiscal 1996, 1995 and 1994, respectively.

INVENTORIES Inventories are stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

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

INCOME TAXES Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which the Company adopted on a prospective basis in the first quarter of fiscal 1994. The Company had previously adopted SFAS No. 96 during fiscal 1988. Both statements utilize the asset and liability method for computing deferred income taxes. Accordingly, adoption of SFAS No. 109 had no material effect on the Company's provision for income taxes or results of operations for fiscal 1994.

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

STATEMENT OF CASH FLOWS Income taxes paid approximated $17.3 million, $11.9 million and $10.1 million in fiscal 1996, 1995 and 1994, respectively. Interest paid does not differ materially from interest expense, which aggregated approximately $42,000, $28,000 and $23,000 in fiscal 1996, 1995 and 1994, respectively.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal periods presented. Actual results could differ from those estimates.

NOTE 2. INVENTORIES


                                                       MARCH 30,     APRIL 1,
(IN THOUSANDS)                                              1996         1995
- - ------------------------------------------------------------------------------
Work in progress                                      $   13,174   $    9,686
Finished goods                                             8,587        4,445
                                                      -----------------------
                                                      $   21,761   $   14,131
                                                      -----------------------
                                                      -----------------------

                                          23


NOTE 3. PROPERTY AND EQUIPMENT
                                                       MARCH 30,     APRIL 1,
(IN THOUSANDS)                                              1996         1995
- - ------------------------------------------------------------------------------
Land                                                   $   1,455   $    1,455
Buildings                                                  5,892        5,473
Computer and test equipment                               44,333       33,372
Office furniture and equipment                             2,712        2,518
Leasehold and building improvements                        2,465        2,223
                                                         ---------------------
                                                          56,857       45,041
Accumulated depreciation and amortization                (31,386)     (24,926)
                                                         ---------------------
                                                        $ 25,471   $   20,115
                                                         ---------------------
                                                         ---------------------


NOTE 4. INVESTMENTS AND OTHER ASSETS

The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese company, United Integrated Circuits Corporation ("UICC"), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company will invest approximately $60 million, payable in three installments over two and one-half years, for a 10% equity interest in UICC and the right to receive a percentage of the facility's wafer production at market prices. This investment is accounted for at cost. The timing of the payments is related to certain milestones in the development of the advanced semiconductor manufacturing facility. The first payment, in the amount of approximately $13.7 million, was paid in January 1996, the second payment, in the amount of approximately $27.2 million, is anticipated to be required during the three months ending February 1997, and the final payment is anticipated to be required within the six months ending December 1997. The initial payment of approximately $13.7 million is included in "Investments and other assets" on the accompanying Consolidated Balance Sheet at March 30, 1996.

NOTE 5. CREDIT FACILITIES

The Company has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

NOTE 6. LEASE OBLIGATIONS
Certain facilities and equipment of the Company are leased under operating leases, which expire at various times through fiscal 1999. Rental expense under the operating leases was approximately $993,000, $815,000 and $672,000 for fiscal 1996, 1995 and 1994, respectively.
    Future minimum lease commitments at March 30, 1996 are as follows:

FISCAL YEAR
- - --------------------------------------------------------------------------------
(IN THOUSANDS)

1997                                                                      $  381
1998                                                                         391
1999                                                                         165
                                                                          ------
                                                                          $  937
                                                                          ------
                                                                          ------

NOTE 7. INCOME TAXES

The components of the provision for income taxes for fiscal 1996, 1995 and 1994 are presented in the following table:



                                                       YEAR ENDED
                                        --------------------------------------
                                        MARCH 30,      APRIL 1,      APRIL 2,
(IN THOUSANDS)                               1996          1995          1994
- - ------------------------------------------------------------------------------
Current:
  Federal                              $   21,550    $   13,849     $  11,761
  State                                     2,309         1,583         1,680
                                        --------------------------------------
                                           23,859        15,432        13,441
                                        --------------------------------------
Deferred:
  Federal                                 (2,166)       (1,598)       (2,909)
  State                                     (232)         (183)         (416)
                                        --------------------------------------
                                          (2,398)       (1,781)       (3,325)
                                        --------------------------------------
                                       $   21,461    $   13,651     $  10,116
                                        --------------------------------------
                                        --------------------------------------

     Foreign income taxes were not significant for the fiscal years presented.
     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                       YEAR ENDED
                                        --------------------------------------
                                        MARCH 30,      APRIL 1,      APRIL 2,
(IN THOUSANDS)                               1996          1995          1994
- - ------------------------------------------------------------------------------
Computed income tax expense at the
statutory rate                         $   22,136    $   14,216    $   11,412
Adjustments for tax effects of:
  State taxes, net                          1,636         1,625         1,630
  Research and development credits,
  current                                    (196)         (193)         (272)
  Research and development and
  investment tax credit carryforwards          --          (243)         (601)
  Benefit of operating loss
  carryforward                                 --            --          (658)

  Nontaxable investment income             (1,506)       (1,020)         (824)
  Other                                      (609)         (734)         (571)
                                        --------------------------------------
                                       $   21,461    $   13,651       $10,116
                                        --------------------------------------
                                        --------------------------------------


    The components of the Company's net deferred tax asset under SFAS No. 109 were as follows:


                                                       MARCH 30,     APRIL 1,
(IN THOUSANDS)                                              1996         1995
- - ------------------------------------------------------------------------------

Deferred income                                        $   6,343    $   4,172
Expenses and allowances not currently
deductible                                                 5,693        5,949
                                                        ----------------------
Total deferred tax assets                                 12,036       10,121
Valuation allowance                                       (2,336)      (2,819)
                                                        ----------------------
                                                       $   9,700    $   7,302
                                                        ----------------------
                                                        ----------------------


    The valuation allowances are recorded to offset deferred tax assets which can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NOTE 8. STOCKHOLDERS' EQUITY

The Company plans to adopt SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1997. SFAS No. 123 was issued by the Financial Accounting Standards Board in October 1995 and allows companies to choose whether to account for stock-based compensation on a fair value method or to continue to account for stock-based compensation under the current intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company plans to continue to follow the provisions of APB Opinion No. 25. Therefore, management of the Company believes that the impact of adoption will not have a significant effect on the Company's financial position or results of operations.

COMMON STOCK In November 1995, the Company completed its third public offering, consisting of 2,500,000 shares of common stock at $36.63 per share. Net proceeds to the Company were approximately $86.7 million after deducting underwriting discounts and offering expenses.

STOCK WARRANTS The Company has issued to a vendor warrants to purchase a total of 464,125 shares of common stock. Of this amount, 295,500 warrants were issued and 189,000 exercised prior to fiscal 1994. During fiscal 1995 and 1994, the Company issued an additional 62,125 shares at $17.38 per share and 106,500 shares at $20.17 per share, respectively. During fiscal 1996, the vendor exercised warrants for 45,000 shares, at an exercise price of $20.17 per share. During fiscal 1994, the vendor exercised warrants for 106,500 shares; total shares issued to the vendor were 50,904 after surrender of 55,596 shares to cover exercise costs of approximately $1.1 million. The remaining 123,625 warrants were cancelled in exchange for the issuance of a warrant to purchase 67,419 shares of common stock at $34.00 per share which will be earned ratably from March 1996 through February 1997.

STOCK OPTION PLAN As of March 30, 1996, the Company had reserved 5,775,000 shares of common stock for issuance to officers and key employees under a stock option plan. The options, which are generally granted at no less than fair market value at the date of grant, are exercisable immediately and expire five years from date of grant. The transfer of certain shares of common stock acquired through exercise of employee stock options is restricted under stock vesting agreements that grant the Company the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, the Company's repurchase rights lapse quarterly over four years.
    The following table summarizes activity under the plan during the past three years:


                                                SHARES
                                                 UNDER
                                                OPTION           PRICE RANGE
- - ------------------------------------------------------------------------------
Balance, April 3, 1993                       2,263,524       $     .07-$17.83

Options granted                                491,180       $   14.88-$23.75
Options canceled                              (203,266)      $     .07-$23.75
Options exercised                             (371,835)      $     .07-$14.50
                                             ---------
Balance, April 2, 1994                       2,179,603       $     .27-$23.75

Options granted                                548,400       $   16.38-$23.50
Options canceled                              (113,790)      $     .27-$23.75
Options exercised                             (393,726)      $     .27-$18.88
                                             ---------
Balance, April 1, 1995                       2,220,487       $    3.67-$23.50
Options granted                                806,550       $   31.63-$36.50
Options cancelled                             (195,865)      $    3.67-$36.50
Options exercised                             (589,469)      $    3.67-$31.63
                                            ---------
Balance, March 30, 1996                      2,241,703       $    6.17-$36.50
                                             ---------
                                             ---------
Available for grant at March 30, 1996          424,046
                                             ---------
                                             ---------


OUTSIDE DIRECTORS' STOCK OPTION PLAN The 1993 Outside Directors Stock Option Plan was approved by the stockholders in August 1993, replacing the 1990 Amended Outside Directors Stock Option Plan. The new plan provides for the issuance of stock options to members of the Company's Board of Directors who are not employees of the Company; 225,000 shares of the Company's Common Stock are reserved for issuance thereunder. In August 1993, each non-employee director was granted under the new plan an option to purchase 18,000 shares of common stock. These options generally become exercisable quarterly over a four year period beginning on the date of grant. As of March 30, 1996 and April 1, 1995, options to purchase 128,625 shares of common stock had been granted to non-employee directors under the former plan. The last grants under the former plan were made in August 1993, and no additional grants under the former plan are anticipated.

    The following table summarizes activity under these plans during the past three years:



                                                SHARES
                                                 UNDER
                                                OPTION           PRICE RANGE
- - ------------------------------------------------------------------------------

Balance, April 3, 1993                          54,000       $    0.27-$17.83

Options granted                                100,875       $   20.17-$23.75
Options exercised                              (12,375)      $    0.27-$ 9.50
                                             ---------
Balance, April 2, 1994                         142,500       $    3.75-$23.75

Options cancelled                              (13,500)                $23.75
Options exercised                               (9,000)      $    3.75-$20.17
                                             ---------
Balance, April 1, 1995                         120,000       $    9.50-$23.75

Options exercised                              (31,500)      $    6.17-$23.75
                                             ---------
Balance, March 30, 1996                         88,500       $    6.67-$23.75
                                             ---------
                                             ---------
Available for grant at March 30, 1996          148,500
                                             ---------
                                             ---------


STOCK PURCHASE PLAN The Company's employee stock pur-chase plan was approved by the stockholders in August 1990, and became effective January 1, 1991. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 450,000 shares authorized to be issued under the plan, 54,239, 70,973 and 45,789 shares were issued during fiscal 1996, 1995 and 1994, respectively, and 115,230 shares were available for issuance at March 30, 1996.

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

NOTE 9. TRANSACTIONS WITH PRINCIPAL SUPPLIERS

Substantially all of the Company's silicon wafers are currently manufactured by Seiko Epson Corporation ("Seiko Epson") in Japan and are sold to the Company through Seiko Epson's affiliated U.S. distributor, S-MOS Systems Inc. ("SMOS"). The Chairman of the Board of SMOS is a member of the Company's Board of Directors. In connection with the series of agreements recently entered into with UMC as described in Note 4 to the Consolidated Financial Statements, UMC committed to supply the Company with sub-micron wafers beginning in the first calendar quarter of 1996 and continuing with phased increases for several years. A significant interruption in supply from Seiko Epson through SMOS, or interruptions in supply from UMC, would have a material adverse effect on the Company's business.
    In July 1994, the Company signed an agreement with Seiko Epson under which it advanced $44 million during fiscal 1995 to be used in conjunction with the construction of additional wafer fabrication capacity and technological development. The advance is being repaid in the form of semiconductor wafers over a multi-year period. No interest income is recorded. Total wafer receipts under this agreement aggregated approximately $10,713,000 and $1,430,000 during fiscal 1996 and 1995, respectively. The balance sheet caption "Prepaid expenses and other current assets" includes management's estimate of such wafers to be received under the agreement during fiscal 1997, aggregating $17,350,000.
    The Company continues to purchase a portion of its wafer supply from Seiko Epson for cash using commercial terms. Wafer purchases totalled $34.7 million, $27.8 million and $25.4 million for fiscal 1996, 1995 and 1994, respectively. Accounts payable and accrued expenses at March 30, 1996 and April 1, 1995 include $4.0 and $4.1 million, respectively, due this vendor. Open purchase commitments to this vendor approximated $15.2 million at March 30, 1996.

NOTE 10. EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLAN The Company initiated a profit sharing plan effective April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of the operating income of the Company, as defined and calculated at the end of the second and fourth quarter of each fiscal year for each respective six-month period, is paid to qualified employees based on years of service. In fiscal 1996, 1995 and 1994, approximately $2.3 million, $1.4 million and $1.2 million, respectively, were charged against operations in connection with the plan.

QUALIFIED INVESTMENT PLAN In 1990, the Company adopted a 401(k) plan, which provides participants with an opportunity to accumulate funds for retirement. Under the terms of the plan, eligible participants may contribute up to 15% of their eligible earnings to the plan Trust. The plan allows for discretionary matching contributions by the Company. No such contributions occurred through fiscal 1996. Beginning in fiscal 1997, the Company will match eligible employee contributions of up to 5% of base pay. Company contributions are discretionary and vest over four years.

NOTE 11. COMMITMENTS AND CONTINGENCIES

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

NOTE 12. RELATED PARTY

Larry W. Sonsini is a member of the Company's Board of Directors and is presently the Chairman of the Executive Committee of Wilson, Sonsini, Goodrich & Rosati, a law firm that provides corporate legal services to the Company. Legal services billed to the Company aggregated approximately $177,000, $46,000 and $129,000, respectively, for fiscal 1996, 1995 and 1994, respectively. Amounts payable to the law firm were not significant at March 30, 1996 or April 1, 1995.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lattice Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries at March 30, 1996 and April 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Portland, Oregon
April 17, 1996

CORPORATE DIRECTORY

Board of Directors
Cyrus Y. Tsui
Chairman of the Board, President and Chief Executive Officer

Daniel S. Hauer(1)
Chairman of the Board,
S-MOS Systems Inc.

Harry A. Merlo(1),(2)
President,
Merlo Corporation

Douglas C. Strain(2)
Vice Chairman and Founder,
Electro Scientific Industries, Inc.

Larry W. Sonsini
Partner and Chairman of the
Executive Committee,
Wilson, Sonsini, Goodrich &Rosati

OFFICERS
Cyrus Y. Tsui
Chairman of the Board,
President and Chief Executive Officer

Albert L. Chan
Vice President,
California Product Development

Stephen M. Donovan
Vice President, International Sales

Paul T. Kollar
Vice President, Sales

Steven A. Laub
Vice President and General Manager

Rodney F. Sloss
Vice President, Finance and Secretary


Jonathan K. Yu
Vice President, Operations

Kenneth K. Yu
Vice President and Managing Director,
Lattice Asia,
Technology Advisor to the
Office of the President

LEGAL COUNSEL
Wilson, Sonsini, Goodrich &Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
415/493-9300

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
121 S.W. Morrison Street, Suite 1800
Portland, Oregon 97204
503/224-9040

CORPORATE OFFICE
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon 97124-6421
Telephone: 503/681-0118
Facsimile: 503/681-0347

REGISTRAR AND TRANSFER AGENT
First Interstate Bank
Stock Transfer Administration
P.O. Box 21927
Seattle, Washington 98111
206/292-3696

ANNUAL MEETING
The annual meeting of stockholders for Lattice Semiconductor Corporation will be held at the Embassy Suites Hotel, 9000 S.W. Washington Square Road, Tigard, Oregon 97223 on Monday, August 12, 1996, at 1:00 pm.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be made available without charge to all stockholders upon written request to the Company.
    Financial information on quarterly operating results is available on request by telephoning the Lattice shareholder relations department at (503) 681-0118. Quarterly shareholder report mailings will be discontinued in fiscal 1997.

COMMON STOCK
Lattice Semiconductor Corporation's common stock is traded on the NASDAQ National Market System under the symbol "LSCC."

STOCK PRICE HISTORY
The Company's common stock is traded on the over-the-counter market and prices are quoted on the NASDAQ National Market System under the symbol "LSCC."The following table sets forth the high and low sale prices for the last two fiscal years.


                                                 HIGH            LOW
- - ----------------------------------------------------------------------
Fiscal 1995:
First Quarter                                   19 5/8         14 3/4
Second Quarter                                  20 1/8         16 1/4
Third Quarter                                   19 3/8         15 1/2
Fourth Quarter                                  27 1/8         16 3/8

Fiscal 1996:
First Quarter                                   37 1/8         23
Second Quarter                                  43             28 7/8
Third Quarter                                   42 1/8         27 5/8
Fourth Quarter                                  37 3/8         26 3/8


In May 1993 the Company's Board of Directors approved a three-for-two stock split of its common stock which was effected in the form of a stock dividend. The stock dividend was paid on July 6, 1993 to stockholders of record as of June 14, 1993. The above sale prices have been adjusted to reflect the stock split.

(1) MEMBER OF THE AUDIT COMMITTEE
(2) MEMBER OF THE COMPENSATION COMMITTEE