Form 10-K, Exhibit 13
period 1997-05-29
LATTICE SEMICONDUCTOR CORP
filed 1997-06-26
CIK 855658

--------------------------------------------------------------------------------
                           FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                                        YEAR ENDED
                                        ---------------------------------------------
                                        MARCH 29,           MARCH 30,        APRIL 1,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        1997                1996            1995
-------------------------------------------------------------------------------------
Revenue                                 $204,089            $198,167         $144,083
Net income                               $45,005             $41,784          $26,966
Net income per share                       $1.96               $1.99            $1.41
Cash and short-term investments         $228,647            $215,170          $88,810
Total assets                            $403,462            $342,935         $192,917
Stockholders' equity                    $360,491            $298,768         $157,797
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           CORPORATE PROFILE
--------------------------------------------------------------------------------

Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. Lattice is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. ISP devices have emerged as the next standard in the high-density PLD market. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. Lattice's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of Lattice's revenue is derived from international sales, mainly in Europe and Asia. Lattice offers products that range in complexity from about 200 to 25,000 gates. Products are offered in 20 to 304 pin packages in a variety of speed, power and temperature grades.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS
--------------------------------------------------------------------------------

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in the section entitled "Factors Affecting Future Results" and elsewhere in this report.

     Lattice Semiconductor Corporation (the "Company"), founded in 1983 and based in Hillsboro, Oregon, designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items reflected in the Company's consolidated statement of operations.

                                                        YEAR ENDED
                                           -------------------------------------
                                           MAR. 29,       MAR. 30,       APR. 1,
                                               1997           1996          1995
--------------------------------------------------------------------------------
Revenue                                        100%           100%          100%
Costs and expenses:
     Cost of products sold                      41             41            41
     Research and development                   14             14            16
     Selling, general and administrative        16             16            17
                                           -------------------------------------
                                                71             71            74
                                           -------------------------------------
Income from operations                          29             29            26
Interest and other income (net)                  4              3             2
                                           -------------------------------------
Income before provision
for income taxes                                33             32            28
Provision for income taxes                      11             11             9
                                           -------------------------------------
Net income                                      22%            21%           19%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

REVENUE Revenue was $204.1 million in fiscal 1997, an increase of 3% over fiscal 1996. Fiscal 1996 revenue of $198.2 million represented an increase of 38% from the $144.1 million recorded in fiscal 1995. The majority of the Company's revenue in fiscal 1997 was derived from the sale of products that address the high-density segment of the programmable logic market. The majority of the Company's revenue growth for the periods presented resulted from the sales of new products, primarily high-density products. Increases in the sales of the Company's high-density products have been significant and have grown consistently as a percentage of the Company's overall revenue for the fiscal periods presented.

     Revenue from international sales was approximately 49%, 48% and 47% of total revenue for fiscal 1997, 1996 and 1995, respectively. The Company expects export sales to continue to represent a significant portion of revenue. See "Factors Affecting Future Results."

     Overall average selling prices, while remaining relatively constant during the fiscal 1995 period, increased during fiscal 1996 and again during fiscal 1997. This was due primarily to a higher proportion of high-density products in the revenue mix. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. The Company's ability to maintain its recent trend of revenue growth is in large part dependent on the continued development, introduction and market acceptance of new products.

GROSS MARGIN The Company's gross margin as a percentage of revenue was 59% for all three fiscal years presented. Profit margins on older products tend to decrease over time as selling prices decline, but the Company's strategy has been to offset these decreases by introducing new products with higher margins.

RESEARCH AND DEVELOPMENT Research and development expense was $27.8 million, $26.8 million and $22.9 million in fiscal 1997, 1996 and 1995, respectively. Spending increases were related primarily to the development of new technologies and new products, including the Company's high-density product families and related software development tools. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing product families and to provide innovative new product offerings, and therefore expects to continue to make significant investments in research and development in the future.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expense was $33.6 million, $31.3 million and $25.0 million in fiscal 1997, 1996 and 1995, respectively. Spending increases were primarily due to expansion of the Company's sales force, the addition of field applications engineers to provide enhanced customer assistance, and higher sales commissions associated with higher revenue levels. Selling, general and administrative expense as a percentage of revenue was 16% in fiscal 1997 and 1996, a slight decrease from 17% in fiscal 1995.

INCOME FROM OPERATIONS Income from operations increased 2%, from $57.8 million to $59.0 million, from fiscal 1996 to fiscal 1997, and increased 55%, from $37.3 million, between fiscal 1995 and fiscal 1996. Income from operations increased as a percentage of revenue, from 26% in fiscal 1995 to 29% in fiscal 1996 and fiscal 1997.

INTEREST AND OTHER INCOME Interest and other income (net of expense) increased by approximately $3.3 million from fiscal 1996 to fiscal 1997, and by approximately $2.1 million from fiscal 1995 to fiscal 1996. The increase in both fiscal years was due to higher cash and investment balances resulting from the Company's follow-on public offering of common stock in November 1995, cash generated from operations and common stock issuance from employee stock option exercises.

PROVISION FOR INCOME TAXES The Company's effective tax rate was 33.5% for fiscal 1997 as compared to 33.9% and 33.6% recorded in fiscal 1996 and 1995, respectively. The fiscal 1997 decrease was primarily due to increased benefit from tax-exempt investment income. The fiscal 1996 increase was due to the absence of tax credit carryforwards available in prior years, although this increase was offset somewhat by lower state taxes.

     Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NET INCOME Net income increased 8%, from $41.8 million to $45.0 million, from fiscal 1996 to fiscal 1997, and increased 55%, from $27.0 million, between fiscal 1995 and fiscal 1996. Net income increased as a percentage of revenue each fiscal year, from 19% in fiscal 1995 to 21% in fiscal 1996, and then to 22% in fiscal 1997.

FACTORS AFFECTING FUTURE RESULTS

Notwithstanding the objectives, projections, estimates and other forward-looking statements in this Annual Report, the Company's future operating results will continue to be subject to variations based on a wide variety of factors, including, but not limited to, the following: the Company's continued ability to obtain adequate wafer capacity supply commitments under competitive pricing terms, successful implementation of the Company's proprietary process technology, UltraMOS-Registered Trademark-, at its wafer manufacturers, successful development and implementation of future new advanced process technologies, attainment of acceptable wafer manufacturing yields, the ability to achieve volume production at Seiko Epson Corporation's ("Seiko Epson") new eight-inch facility or United Integrated Circuit Corporation ("UICC") and potential interruptions in supply from the Company's wafer manufacturers and assembly contractors as a result of work stoppages, political instability or natural or man-made disasters.

     The Company's operating results also depend in large part on various factors outside the Company's control such as general economic conditions, the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, sudden price fluctuations, general price erosion, substantial adverse currency exchange movements and changes in effective tax rates. The semiconductor industry is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. The Company's rate of growth in recent periods has been positively and negatively impacted by trends in the semiconductor industry. Any material imbalance in industry-wide production capacity relative to demand, shift in industry capacity toward products competitive with the Company's products, reduced demand or reduced growth in demand or other factors could result in a decline in the demand for or the prices of the Company's products and have a material adverse effect on the Company's operating results. The Company's operating results are also dependent upon international revenues which may be adversely affected by the imposition of government controls, export license requirements, trade restrictions, political instability, changes in tariffs and other factors outside the Company's control. Due to these and other factors, the Company's past results are a less useful predictor of future results than is the case in more mature and stable industries. The market price of the Company's common stock could be subject to significant fluctuations due to the inherent volatility of the semiconductor industry combined with the aforementioned and other factors, including variations in the Company's quarterly operating results and shortfalls in revenues or earnings from levels expected by securities analysts. In addition, the stock market can experience significant price fluctuations, which often are unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally and in the semiconductor industry specifically, may adversely affect the market price of the Company's common stock.

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

     For further explanation of the factors set forth above, see "Factors Affecting Future Results" in Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1997.

LIQUIDITY AND CAPITAL RESOURCES

As of March 29, 1997, the Company's principal source of liquidity was $228.6 million of cash and short-term investments, an increase of $13.5 million from the balance of $215.2 million at March 30, 1996. This increase was primarily the result of cash generated from operations and common stock issuance from employee stock option exercises in excess of cash required for foundry investments and wafer supply advances made in fiscal 1997 as further described below. The Company also has available an unsecured $10 million demand bank credit facility with interest due on outstanding bal-ances at a money market rate. This facility has not been used.

     Accounts receivable and deferred income on sales to distributors increased $3.1 million and $1.4 million, or 13% and 8%, respectively, as compared to the balances at March 30, 1996. These increases were primarily due to higher revenue levels in the fiscal 1997 fourth quarter and the timing of billings to end customers and distributors. Inventories increased by $6.0 million, or 28%, versus amounts recorded at March 30, 1996 due to increased production in anticipation of future requirements. Prepaid expenses and other current assets decreased by $2.8 million, or 14%, as compared to the balance at March 30, 1996 due primarily to a decrease in the current portion of wafer supply advances. The $36.8 million increase in Foundry investments, advances and other assets was primarily due to the $25.8 million paid in January 1997 in the second of three planned payments representing the Company's investment in UICC. In March 1997, the Company paid approximately $17.0 million to Seiko Epson pursuant to a second advance payment purchase agreement. This advance offset the decline in wafer supply advances related to fiscal 1997 wafer deliveries. See below and Note 4 of Notes to Consolidated Financial Statements. Accrued payroll obligations increased $2.2 million, or 29%, as compared to the balance at March 30, 1996 due to higher variable compensation, increased headcount and timing of payments. Income taxes payable decreased $4.0 million, or 84%, as compared to the balance at March 30, 1996 due to the timing of tax deductions and payments.

     Stockholders' equity increased by approximately $61.7 million, primarily due to net income of approximately $45.0 million for fiscal 1997 and net proceeds from common stock issuance.

     Capital expenditures were approximately $10.6 million, $12.6 million and $6.3 million for fiscal years 1997, 1996 and 1995, respectively. These expenditures consisted primarily of manufacturing test equipment, lab equipment, engineering workstations, buildings and building improvements. The increase in fiscal 1997 and 1996 capital expenditures over fiscal 1995 was associated with higher production levels noted above and included increased investment in manufacturing test equipment to support the growth in revenue of high-density products.

     The Company currently anticipates capital expenditures of approximately $20 million to $30 million for the fiscal year ending March 28, 1998. A significant portion of these expenditures is planned for improvements and expansions to the Company's facilities and manufacturing capacity.

     The majority of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases.

     The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company has agreed to join UMC and several other companies to form a separate Taiwanese Company, UICC, for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company will invest approximately $53 million, payable in three installments over two years, for an approximately 10% equity interest in UICC and the right to receive a percentage of the facility's wafer production at market prices. The timing of the payments is related to certain milestones in the development of the advanced semiconductor manufacturing facility. The first payment, in the amount of approximately $13.7 million, was paid in January 1996, the second payment, in the amount of approximately $25.8 million, was paid in January 1997, and the final payment is anticipated to be required within the six-month period ending December 1997.

     In March 1997, the Company entered into a second advance payment production agreement with Seiko Epson and its affiliated U.S. distributor, S-MOS Systems Inc. ("SMOS") under which it agreed to advance approximately $90 million, payable over two years, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. The agreement calls for wafers to be supplied by Seiko Epson through SMOS pursuant to purchase agreements with SMOS. The Company also has an option under this agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment pursuant to this agreement, approximately $17.0 million, was made during March 1997. As a result of the future payments to UICC and Seiko Epson, the Company's cash and short-term investments will be reduced by a minimum of approximately $86.5 million over the time period of the remaining payments.

     The Company believes that its existing sources of liquidity and expected cash generated from operations will be adequate to fund the Company's anticipated cash needs for at least the next twelve months, including the anticipated required payments to UICC and Seiko Epson during this time period.

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

--------------------------------------------------------------------------------
                         SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                       YEAR ENDED
                                           ----------------------------------------------------------------
                                           MARCH 29,      MARCH 30,      APRIL 1,     APRIL 2,     APRIL 3,
(IN THOUSANDS, EXCEPT PER SHARE DATA)           1997           1996          1995         1994         1993
-----------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:

Revenue                                    $204,089        $198,167       $144,083     $126,241     $103,391
Costs and expenses:
     Cost of products sold                   83,736          82,216         58,936       53,266       43,650
     Research and development                27,829          26,825         22,859       20,636       16,530
     Selling, general and administrative     33,558          31,323         25,020       22,299       20,465
                                           -----------------------------------------------------------------
                                            145,123         140,364        106,815       96,201       80,645
                                           -----------------------------------------------------------------
Income from operations                       58,966          57,803         37,268       30,040       22,746
Interest and other income, net                8,712           5,442          3,349        2,566        2,470
                                           -----------------------------------------------------------------
Income before provision for income taxes     67,678          63,245         40,617       32,606       25,216
Provision for income taxes                   22,673          21,461         13,651       10,116        7,817
                                           -----------------------------------------------------------------
Net income                                 $ 45,005        $ 41,784       $ 26,966     $ 22,490     $ 17,399
                                           -----------------------------------------------------------------
                                           -----------------------------------------------------------------
Net income per share                       $   1.96        $   1.99       $   1.41     $   1.19     $   0.94
                                           -----------------------------------------------------------------
                                           -----------------------------------------------------------------
Weighted average common and common
equivalent shares outstanding                22,973          20,979         19,164       18,946       18,458
                                           -----------------------------------------------------------------
                                           -----------------------------------------------------------------


BALANCE SHEET DATA:

Working capital                            $267,669        $244,649       $106,021     $105,007     $ 79,878
Total assets                                403,462         342,935        192,917      146,093      128,876
Stockholders' equity                        360,491         298,768        157,797      125,068       98,481
------------------------------------------------------------------------------------------------------------

                                            YEAR ENDED MARCH 29, 1997                           YEAR ENDED MARCH 30, 1996
                                 ----------------------------------------------      ----------------------------------------------
                                  FOURTH        THIRD       SECOND        FIRST       FOURTH        THIRD       SECOND        FIRST
                                 QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
-----------------------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY DATA:
Revenue                         $56,268      $51,015      $48,638      $48,168      $53,008      $51,538      $48,608      $45,013
Gross profit                    $33,332      $30,048      $28,643      $28,330      $31,094      $30,195      $28,418      $26,244
Net income                      $12,819      $11,278      $10,460      $10,448      $12,097      $11,063      $ 9,778      $ 8,846
Net income per share            $  0.55      $  0.49      $  0.46      $  0.46      $  0.54      $  0.52      $  0.49      $  0.45
-----------------------------------------------------------------------------------------------------------------------------------


ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE
THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND WHICH WAS PAID ON JULY 6, 1993.

--------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                  MARCH 29,      MARCH 30,
(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)                     1997           1996
------------------------------------------------------------------------------------------
                                          ASSETS

Current assets:
     Cash and cash equivalents                                     $ 53,949       $ 54,600
     Short-term investments                                         174,698        160,570
     Accounts receivable, net                                        25,940         22,884
     Inventories (note 2)                                            27,809         21,761
     Prepaid expenses and other current assets (note 9)              16,519         19,301
     Deferred income taxes (note 7)                                  11,725          9,700
                                                                   -----------------------
          Total current assets                                      310,640        288,816
Foundry investments, advances and other assets (notes 4 and 9)       65,419         28,648
Property and equipment, less accumulated depreciation (note 3)       27,403         25,471
                                                                   -----------------------
                                                                   $403,462       $342,935
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses (note 9)                $ 14,276       $ 15,015
     Accrued payroll obligations                                      9,648          7,456
     Income taxes payable (note 7)                                      782          4,800
     Deferred income                                                 18,265         16,896
                                                                   -----------------------
          Total current liabilities                                  42,971         44,167
                                                                   -----------------------
Commitments and contingencies (notes 4, 6, 9, 10 and 11)                 --             --
Stockholders' equity (note 8):
     Preferred stock, $.01 par value, 10,000,000 shares authorized;
     none issued and outstanding                                         --             --
     Common stock, $.01 par value, 100,000,000 shares authorized;
     22,877,724 and 22,123,069 shares issued and outstanding            229            221
     Paid-in capital                                                198,667        181,957
     Retained earnings                                              161,595        116,590
                                                                   -----------------------
                                                                    360,491        298,768
                                                                   -----------------------
                                                                   $403,462       $342,935
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

-------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF OPERATIONS
-------------------------------------------------------------------------------

                                                                 YEAR ENDED
                                                      ---------------------------------
                                                      MARCH 29,   MARCH 30,    APRIL 1,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1997        1996         1995
---------------------------------------------------------------------------------------

Revenue                                               $204,089    $198,167     $144,083
Costs and expenses:
     Cost of products sold (note 9)                     83,736      82,216       58,936
     Research and development                           27,829      26,825       22,859
     Selling, general and administrative (note 12)      33,558      31,323       25,020
                                                      ---------------------------------
                                                       145,123     140,364      106,815
                                                      ---------------------------------
Income from operations                                  58,966      57,803       37,268
Other income (expense):
     Interest income                                     8,886       5,570        3,437
     Other expense, net                                   (174)       (128)         (88)
                                                      ---------------------------------
Income before provision for income taxes                67,678      63,245       40,617
Provision for income taxes (note 7)                     22,673      21,461       13,651
                                                      ---------------------------------
Net income                                            $ 45,005    $ 41,784     $ 26,966
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Net income per share                                  $   1.96    $   1.99     $   1.41
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Weighted average number of common and common
  equivalent shares outstanding                         22,973      20,979       19,164
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

-------------------------------------------------------------------------------
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                       COMMON STOCK
                                     ----------------
                                     ($.01 PAR VALUE)    PAID-IN   RETAINED
(IN THOUSANDS, EXCEPT PAR VALUE)     SHARES    AMOUNT    CAPITAL   EARNINGS   TOTAL
-------------------------------------------------------------------------------------

Balances, April 2, 1994              18,411    $184     $ 77,044  $ 47,840   $125,068
Common stock issued                     479       5        3,659        --      3,664
Tax benefit of option exercises          --      --        2,133        --      2,133
Other                                    --      --          (34)       --        (34)
Net income for fiscal 1995               --      --           --    26,966     26,966
                                    -------------------------------------------------
Balances, April 1, 1995              18,890     189       82,802    74,806    157,797
Net proceeds from public offering     2,500      25       86,676        --     86,701
Other common stock issued               733       7        5,416        --      5,423
Tax benefit of option exercises          --      --        6,961        --      6,961
Other                                    --      --          102        --        102
Net income for fiscal 1996               --      --           --    41,784     41,784
                                    -------------------------------------------------
Balances, March 30, 1996             22,123     221      181,957   116,590    298,768
Common stock issued                     755       8       10,516        --     10,524
Tax benefit of option exercises          --      --        6,179        --      6,179
Other                                    --      --           15        --         15
Net income for fiscal 1997               --      --           --    45,005     45,005
                                    -------------------------------------------------
Balances, March 29, 1997             22,878    $229     $198,667  $161,595   $360,491
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

-------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                    YEAR ENDED
                                                       -----------------------------------
                                                        MARCH 29,    MARCH 30,    APRIL 1,
(IN THOUSANDS)                                            1997         1996         1995
------------------------------------------------------------------------------------------

Cash flow from operating activities:
  Net income                                            $ 45,005     $ 41,784     $ 26,966
  Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
    Depreciation and amortization                          8,629        7,137        6,007
    Deferred income taxes                                 (2,025)      (2,398)      (1,781)
    Changes in assets and liabilities:
      Accounts receivable                                 (3,056)      (4,737)      (6,486)
      Inventories                                         (6,048)      (7,630)        (284)
      Prepaid expenses and other current assets             (750)        (450)        (100)
      Foundry investments, advances and other assets      (33,239)     (3,087)     (42,673)
      Accounts payable and accrued expenses                  (739)      2,241        6,516
      Accrued payroll obligations                           2,192       2,067        1,799
      Income taxes payable                                 (4,018)       (406)       1,115
      Deferred income                                       1,369       5,145        4,665
                                                        ----------------------------------
       Net cash provided (used) by operating activities     7,320      39,666       (4,256)
                                                        ----------------------------------
Cash flow from investing activities:
  Purchase of short-term investments, net                 (14,128)    (79,457)      (5,874)
  Proceeds from sale of fixed assets                           --          98           --
  Capital expenditures                                    (10,561)    (12,591)      (6,299)
                                                        ----------------------------------
       Net cash used by investing activities              (24,689)    (91,950)     (12,173)
                                                        ----------------------------------
Cash flow from financing activities:
  Net proceeds from issuance of common stock               16,718      99,187        5,763
                                                        ----------------------------------
       Net cash provided by financing activities           16,718      99,187        5,763
                                                        ----------------------------------
Net (decrease) increase in cash and cash equivalents         (651)     46,903      (10,666)
Beginning cash and cash equivalents                        54,600       7,697       18,363
                                                        ----------------------------------
Ending cash and cash equivalents                         $ 53,949    $ 54,600     $  7,697
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

-------------------------------------------------------------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Lattice Semiconductor Corporation (the "Company"), founded in 1983 and based in Hillsboro, Oregon, designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") in the fields of communications, computing, computer peripherals, instrumentation, industrial controls and military systems. Nearly one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia.

FISCAL REPORTING PERIOD AND PRINCIPLES OF CONSOLIDATION The Company reports on a 52- or 53-week fiscal year, which ends on the Saturday closest to March
31. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly owned foreign subsidiaries, Lattice GmbH, Lattice Semiconducteurs SARL, Lattice Semiconductor KK, Lattice Semiconductor Shanghai Co., Ltd., Lattice Semiconductor Asia Ltd., Lattice Semiconductor International Ltd., Lattice Semiconductor UK Ltd. and Lattice Semiconductor AB. The assets, liabilities, and results of operations of these entities were not material for any of the years presented in the consolidated financial statements and all intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which have maturities greater than three months and less than one year, are composed of money market preferred stocks ($109.0 million), government obligations ($57.8 million), commercial paper ($4.3 million) and time deposits ($3.6 million) at March 29, 1997.

     Effective beginning in fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), which creates certain classification categories for such investments based on the nature of the securities and intent of the Company. SFAS No. 115 was adopted on a prospective basis, and the cumulative effect of adoption was not material. Pursuant to adoption, the Company has categorized its investments as held-to-maturity. Securities classified as held-to-maturity are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at March 29, 1997.

FINANCIAL INSTRUMENTS All of the Company's significant financial assets and liabilities are recognized in the Consolidated Balance Sheet as of March 29, 1997 and March 30, 1996. The value reflected in the Consolidated Balance Sheet (carrying value) approximates fair value for the Company's financial assets and liabilities. The Company estimates the fair value of its cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

DERIVATIVE FINANCIAL INSTRUMENTS Effective beginning in the first quarter of fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS 119). In order to minimize exposure to foreign exchange risk with respect to its long-term investments made with foreign currencies as further described in note 4 of notes to consolidated financial statements, the Company has at times entered into foreign forward exchange contracts in order to hedge these transactions. These contracts are accounted for as identifiable hedges against firm Company commitments. Realized gain or loss with respect to these contracts for the fiscal periods presented was not material. As of March 29, 1997, the Company had no open foreign exchange contracts for the purchase or sale of foreign currencies.

     The Company does not enter into derivative financial instruments for trading purposes.

FOREIGN EXCHANGE The majority of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases. Gains or losses from foreign exchange rate fluctuations on unhedged balances denominated in foreign currencies are reflected in other income. Realized and unrealized gains or losses were not significant for the fiscal periods presented.

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

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE Revenue from sales to OEM customers is recognized upon shipment. Certain of the Company's sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowance for doubtful accounts of $874,000 and $800,000 at March 29, 1997 and March 30, 1996, respectively.

No individual customer or distributor accounted for more than 10% of revenue in fiscal 1997. Revenue from one distributor was $21.1 million for fiscal 1996. Revenue from two distributors was $17.3 and $16.1 million for fiscal 1995. Export revenue was approximately $99.8 million, $95.1 million and $68.4 million for fiscal 1997, 1996 and 1995, respectively. Sales to Europe were approximately $39.9 million, $37.9 million and $24.5 million, and to Asia $52.6 million, $52.4 million and $40.6 million in fiscal 1997, 1996 and 1995, respectively.

INVENTORIES Inventories are stated at the lower of first-in, first-out cost or market.

LONG-LIVED ASSETS During the fiscal year ended March 29, 1997, the Company adopted the Financial Accounting Standards Board Statement No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires the Company to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material impact on the Company's financial condition or results of operations.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

TRANSLATION OF FOREIGN CURRENCIES The Company translates accounts denominated in foreign currencies in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Translation adjustments related to the consolidation of foreign subsidiary financial statements have not been significant to date.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred.

INCOME TAXES Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which the Company adopted on a prospective basis in the first quarter of fiscal 1994. The cumulative effect of the adoption of SFAS 109 was not material.

STOCK-BASED COMPENSATION The Company accounts for its employee and director stock options and employee stock purchase plan in accordance with provisions of the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123, effective for fiscal years beginning after December 31, 1995, provides an alternative to APB 25, but allows companies to account for employee and director stock-based compensation under the current intrinsic value method as prescribed by APB
25. The Company has continued to account for its employee and director stock plans in accordance with APB 25. Additional pro forma disclosures as required under SFAS 123 are presented in note 8 of notes to consolidated financial statements.

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

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." In accordance with this pronouncement, the Company will adopt the new standard for periods ending after December 15, 1997.

STATEMENT OF CASH FLOWS Income taxes paid approximated $22.6 million, $17.3 million and $11.9 million in fiscal 1997, 1996, and 1995, respectively. Interest paid does not differ materially from interest expense, which aggregated approximately $152,000, $42,000 and $28,000 in fiscal 1997, 1996 and 1995, respectively.

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

FINANCIAL PRESENTATION Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the fiscal 1997 presentation.

NOTE 2. INVENTORIES

                                          MARCH 29,         MARCH 30,
(IN THOUSANDS)                              1997              1996
---------------------------------------------------------------------

Work in progress                          $20,286            $13,174
Finished goods                              7,523              8,587
                                         ----------------------------
                                          $27,809            $21,761
---------------------------------------------------------------------
---------------------------------------------------------------------

NOTE 3. PROPERTY AND EQUIPMENT

                                            MARCH 29,       MARCH 30,
(IN THOUSANDS)                                1997            1996
---------------------------------------------------------------------

Land                                       $  2,098        $  1,455
Buildings                                     7,132           5,892
Computer and test equipment                  52,204          44,333
Office furniture and equipment                2,881           2,712
Leasehold and building improvements           2,501           2,465
                                         ----------------------------
                                             66,816          56,857
Accumulated depreciation and amortization   (39,413)        (31,386)
                                         ----------------------------
                                           $ 27,403        $ 25,471
---------------------------------------------------------------------
---------------------------------------------------------------------

NOTE 4. FOUNDRY INVESTMENTS, ADVANCES AND OTHER ASSETS

                                          MARCH 29,         MARCH 30,
(IN THOUSANDS)                              1997              1996
---------------------------------------------------------------------

Foundry investments and other assets      $48,399           $14,141
Wafer supply advances                      17,020            14,507
                                         ----------------------------
                                          $65,419           $28,648
---------------------------------------------------------------------
---------------------------------------------------------------------

The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese corporation, United Integrated Circuit Corporation ("UICC"), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company will invest approximately $53 million, payable in three installments over two years, for an approximately 10% equity interest in the corporation and the right to receive a percentage of the facility's wafer production at market prices. This investment is accounted for at cost. The timing of the payments is related to certain milestones in the development of the advanced semiconductor manufacturing facility. The first payment, in the amount of approximately $13.7 million, was paid in January 1996, the second payment, in the amount of approximately $25.8 million, was paid during January 1997, and the final payment is anticipated to be required within the six-month period ending December 1997.

     In July 1994, the Company signed an agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, S-MOS Systems Inc. ("SMOS"), under which it advanced $44 million to be used to finance additional sub-micron wafer manufacturing capacity and technological development. The advance is being repaid in the form of semiconductor wafers over a multi-year period. No interest income is recorded. Total wafer receipts under this agreement aggregated approximately $18,042,000, $10,713,000 and $1,430,000 during fiscal 1997, 1996 and 1995, respectively.
The balance sheet caption "Prepaid expenses and other current assets" at March 29, 1997 includes the remaining amount of such wafers to be received under this agreement, aggregating $13,729,000.

     In March 1997, the Company entered into a second advance payment production agreement with Seiko Epson and SMOS under which it agreed to advance approximately $90 million, payable over two years, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. No interest income is recorded. The agreement calls for wafers to be supplied by Seiko Epson through SMOS pursuant to purchase agreements with SMOS. The Company also has an option under the agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment pursuant to this agreement, approximately $17.0 million, was made during March 1997.

NOTE 5. CREDIT FACILITIES

The Company has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

NOTE 6. LEASE OBLIGATIONS

Certain facilities and equipment of the Company are leased under operating leases, which expire at various times through fiscal 2000. Rental expense under the operating leases was approximately $984,000, $993,000 and $815,000 for fiscal 1997, 1996 and 1995, respectively.

     Future minimum lease commitments at March 29, 1997 are as follows:

FISCAL YEAR                                 (IN THOUSANDS)
---------------------------------------------------------
1998                                               $  691
1999                                                  271
2000                                                   45
                                                  -------
                                                   $1,007
---------------------------------------------------------
---------------------------------------------------------

NOTE 7. INCOME TAXES

The components of the provision for income taxes for fiscal 1997, 1996 and 1995 are presented in the following table:


                                YEAR ENDED
                  ---------------------------------------
                  MARCH 29,      MARCH 30,       APRIL 1,
(IN THOUSANDS)         1997           1996           1995
---------------------------------------------------------
Current:
     Federal        $22,308        $21,550        $13,849
     State            2,390          2,309          1,583
                  ---------------------------------------
                     24,698         23,859         15,432
                  ---------------------------------------
Deferred:
     Federal         (1,829)        (2,166)        (1,598)
     State             (196)          (232)          (183)
                  ---------------------------------------
                     (2,025)        (2,398)        (1,781)
                  ---------------------------------------
                    $22,673        $21,461        $13,651
---------------------------------------------------------
---------------------------------------------------------

Foreign income taxes were not significant for the fiscal years presented.

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                     YEAR ENDED
                                        --------------------------------------
                                        MARCH 29,      MARCH 30,      APRIL 1,
(IN THOUSANDS)                               1997           1996          1995
------------------------------------------------------------------------------
Computed income tax expense
at the statutory rate                     $23,687        $22,136       $14,216
Adjustments for tax effects of:
     State taxes, net                       2,048          1,636         1,625
     Research and development
     credits, current                         (62)          (196)         (193)
     Research and development and
     investment tax credit carryforwards       --             --          (243)
     Nontaxable investment income          (2,579)        (1,506)       (1,020)
     Other                                   (421)          (609)         (734)
                                        --------------------------------------
                                          $22,673        $21,461       $13,651
------------------------------------------------------------------------------
------------------------------------------------------------------------------

The components of the Company's net deferred tax asset under SFAS No. 109 were as follows:

                                                   MARCH 29,      MARCH 30,
(IN THOUSANDS)                                          1997           1996
---------------------------------------------------------------------------
Deferred income                                       $7,102         $6,343
Expenses and allowances not currently deductible       6,619          5,693
                                                   ------------------------
Total deferred tax assets                             13,721         12,036
Valuation allowance                                   (1,996)        (2,336)
                                                   ------------------------
                                                     $11,725         $9,700
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The valuation allowances are recorded to offset deferred tax assets which can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NOTE 8. STOCKHOLDERS' EQUITY

COMMON STOCK    In November 1995, the Company completed its third public
offering, consisting of 2,500,000 shares of common stock at $36.63 per share. Net proceeds to the Company were approximately $86.7 million after underwriting discount and offering expenses.

STOCK WARRANTS    The Company has issued to a vendor warrants to purchase
464,125 shares of common stock. Of this amount, 402,000 warrants were issued and 295,500 exercised prior to fiscal 1995. During fiscal 1995, the Company issued an additional 62,125 shares at $17.38 per share. During fiscal 1996, the vendor exercised warrants for 45,000 shares, at an exercise price of $20.17 per share. The rights to the remaining 123,625 warrants were forfeited in exchange for the issuance of a warrant to purchase 67,419 shares of common stock which were earned ratably from March 1996 through February 1997.

STOCK OPTION PLANS    As of March 29, 1997, the Company had reserved
2,000,000 and 5,775,000 shares of common stock for issuance to officers and key employees under the 1996 Stock Option Plan and 1988 Stock Option Plan, respectively. The 1996 Plan options generally vest over four years in increments as determined by the Board of Directors and may have terms up to ten years. The 1988 Plan options are exercisable immediately and expire five years from the date of grant. The transfer of certain shares of common stock acquired through the exercise of 1988 Plan stock options is restricted under stock vesting agreements that grant the Company the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, the Company's repurchase rights lapse quarterly over four years.

The 1993 Directors Stock Option Plan provides for the issuance of stock options to members of the Company's Board of Directors who are not employees of the Company; 225,000 shares of the Company's common stock are reserved for issuance thereunder. These options are granted at fair market value at the date of grant and generally become exercisable quarterly over a four-year period beginning on the date of grant and expire five years from the date of grant.

The following table summarizes the Company's stock option activity and related information for the past three years:

                                                                               YEAR ENDED
                                                 ---------------------------------------------------------------------------
                                                       MARCH 29,                 MARCH 30,                   APRIL 1,
                                                            1997                      1996                       1995
----------------------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                    NUMBER OF    AVERAGE      NUMBER OF    AVERAGE      NUMBER OF    AVERAGE
                                                 SHARES UNDER   EXERCISE   SHARES UNDER   EXERCISE   SHARES UNDER   EXERCISE
(NUMBER OF SHARES IN THOUSANDS)                        OPTION      PRICE         OPTION      PRICE         OPTION      PRICE
----------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of fiscal year         2,330     $22.20          2,340     $14.15          2,322     $11.92
     Options granted                                      827      30.82            807      33.37            548      18.54
     Options canceled                                    (176)     28.31           (196)     14.90           (127)     16.77
     Options exercised                                   (691)     13.31           (621)      8.79           (403)      6.33
                                                 ---------------------------------------------------------------------------
Options outstanding at end of fiscal year               2,290      27.50          2,330      22.20          2,340      14.15
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at March 29, 1997:

                                                         OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                           -------------------------------------------------------------------------
                                                              WEIGHTED-
                                                                AVERAGE      WEIGHTED-                     WEIGHTED-
                                                              REMAINING        AVERAGE                       AVERAGE
                                           NUMBER OF      CONTRACT LIFE       EXERCISE       NUMBER OF      EXERCISE
RANGE OF EXERCISE PRICES                      SHARES          (IN YEARS)         PRICE          SHARES         PRICE
--------------------------------------------------------------------------------------------------------------------
(NUMBER OF SHARES IN THOUSANDS)
$10.17 - $15.00                                   86               0.07         $12.31              82        $12.25
$16.37 - $23.50                                  439               1.27          18.38             275         18.38
$23.75 - $32.88                                1,425               2.41          28.35             454         26.77
$34.00 - $51.88                                  340               2.96          39.76              70         36.50
                                           -------------------------------------------------------------------------
                                               2,290               2.18          27.52             881         23.55
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

STOCK PURCHASE PLAN    The Company's employee stock purchase plan was approved
by the stockholders in August 1990, and became effective January 1, 1991. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 450,000 shares authorized to be issued under the plan, 57,421, 54,239 and 70,973 shares were issued during fiscal 1997, 1996 and 1995, respectively, and 57,809 shares were available for issuance at March 29, 1997.

PRO FORMA DISCLOSURES    The Company accounts for its stock options and
employee stock purchase plan in conformity with APB 25 and has adopted the additional proforma disclosure provisions of SFAS 123.

     The fair value, as defined by SFAS 123, for stock options and employee stock plan purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                  GRANTS FOR YEARS ENDED
                                 -------------------------
                                 MARCH 29,       MARCH 30,
                                      1997            1996
----------------------------------------------------------
Stock options:
     Expected volatility             46.4%           46.4%
     Risk-free interest rate          6.1%            5.9%
     Expected term                 3 years         3 years
     Dividend yield                     0%              0%
Stock purchase rights:
     Expected volatility             36.7%           36.7%
     Risk-free interest rate          5.3%            6.2%
     Expected term                6 months        6 months
     Dividend yield                     0%              0%
----------------------------------------------------------

The Black-Scholes option pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. The Company's stock options have characteristics which significantly differ from those of freely tradable, fully transferable options. The Black-Scholes option pricing model also requires highly subjective assumptions, including expected stock price volatility and expected stock option term which greatly affect the calculated fair value of an option. The Company's actual stock price volatility and option term may be materially different from the assumptions used herein.

The resultant grant date weighted-average fair values calculated using the Black-Scholes option pricing model and the noted assumptions for stock options was $11.54 and $12.44, and for stock purchase rights $6.80 and $5.49, for fiscal 1997 and 1996, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                       YEAR ENDED
                                 ----------------------
                                 MARCH 29,    MARCH 30,
                                      1997         1996
-------------------------------------------------------
Pro forma net income               $40,681     $ 38,836
Pro forma earnings per share         $1.78     $   1.86
-------------------------------------------------------

Because the SFAS 123 pro forma disclosure applies only to options granted subsequent to April 1, 1995, its pro forma effect will not be fully reflected until subsequent years. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.

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

NOTE 9. TRANSACTIONS WITH PRINCIPAL SUPPLIERS

The majority of the Company's silicon wafers are currently manufactured by Seiko Epson in Japan and are sold to the Company through Seiko Epson's affiliated U.S. distributor, SMOS. The Chairman of the Board of SMOS is a member of the Company's Board of Directors.

     The Company has signed two advance payment production agreements with Seiko Epson and SMOS, in July 1994 and March 1997, respectively, under which it has advanced or will advance cash to be used in conjunction with the construction of additional wafer capacity, with the advances being repaid in the form of semiconductor wafers over a multi-year period. These transactions are more fully described in note 4 of notes to consolidated financial statements.

     The Company continues to purchase a portion of its wafer supply from Seiko Epson for cash using commercial terms. Cash wafer purchases totaled $22.8 million, $34.7 million and $27.8 million for fiscal 1997, 1996 and 1995, respectively. Accounts payable and accrued expenses at March 29, 1997 and March 30, 1996 include $1.9 and $4.0 million, respectively, due this vendor. Open purchase commitments to this vendor approximated $8.8 million at March 29, 1997.

     In connection with the series of agreements recently entered into with UMC as described in note 4 of notes to consolidated financial statements, the Company currently receives production wafers. A significant interruption in supply from Seiko Epson through SMOS, or from UMC, would have a material adverse effect on the Company's business.

NOTE 10. EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLAN    The Company initiated a profit sharing plan effective
April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of the operating income of the Company, as defined and calculated at the end of the second and fourth quarter of each fiscal year for each respective six-month period, is paid equally to qualified employees. In fiscal 1997, 1996 and 1995, approximately $2.4 million, $2.3 million and $1.4 million, respectively, were charged against operations in connection with the plan.

QUALIFIED INVESTMENT PLAN In 1990, the Company adopted a 401(k) plan, which provides participants with an opportunity to accumulate funds for retirement. Under the terms of the plan, eligible participants may contribute up to 15% of their eligible earnings to the plan Trust. The plan allows for discretionary matching contributions by the Company; no such contributions occurred through fiscal 1996. Beginning in fiscal 1997, the Company matched eligible employee contributions of up to 5% of base pay. Company contributions are discretionary and vest over four years.

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

NOTE 12. RELATED PARTY

Larry W. Sonsini is a member of the Company's Board of Directors and is presently the Chairman of the Executive Committee of Wilson, Sonsini, Goodrich & Rosati, a law firm that provides corporate legal services to the Company. Legal services billed to the Company aggregated approximately $61,000, $177,000 and $46,000, respectively, for fiscal 1997, 1996 and 1995.
Amounts payable to the law firm were not significant at March 29, 1997 or March 30, 1996.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lattice Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries at March 29, 1997 and March 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

Portland, Oregon
April 16, 1997

------------------------------------------------------------------------------
                              CORPORATE DIRECTORY
------------------------------------------------------------------------------


BOARD OF DIRECTORS
Cyrus Y. Tsui
Chairman of the Board, President and Chief Executive Officer

Mark O. Hatfield
Former U.S. Senator

Daniel S. Hauer(1)
Chairman of the Board,
S-MOS Systems Inc.

Harry A. Merlo (1), (2)
President,
Merlo Corporation

Douglas C. Strain(2)
Vice Chairman and Founder,
Electro Scientific Industries, Inc.

Larry W. Sonsini
Partner and Chairman of the Executive Committee,
Wilson, Sonsini, Goodrich & Rosati


OFFICERS
Cyrus Y. Tsui
Chairman of the Board, President and Chief Executive Officer

Steven A. Laub
Senior Vice President and Chief Operating Officer

Stephen A. Skaggs
Senior Vice President, Chief Financial Officer and Secretary

Jonathan K. Yu
Corporate Vice President, Business Development

Martin R. Baker
Vice President and General Counsel

Randy D. Baker
Vice President, Manufacturing

Albert L. Chan
Vice President, California Product Development

Stephen M. Donovan
Vice President, International Sales

Paul T. Kollar
Vice President, Sales

Rodney F. Sloss
Vice President, Finance

Kenneth K. Yu
Vice President and Managing Director, Lattice Asia

Technology Advisor to the Office of the President


CORPORATE HEADQUARTERS
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon  97124-6421
Telephone:  503/681-0118
Facsimile:  503/681-0347


LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
Palo Alto, California


INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Portland, Oregon


REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
520 Pike St., Suite 1220
Seattle, Washington  98101
800/522-6645


ANNUAL MEETING
The annual meeting of stockholders for Lattice Semiconductor Corporation will be held at the Portland Hilton Hotel, 921 S.W. Sixth Avenue, Portland, Oregon 97204 on Monday, August 11, 1997, at 1:00 pm.

Form 10-K
Financial information, including the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and quarterly operating results is available by accessing http://www.lscc.com or by written or telephone request to the Lattice shareholder relations department.


COMMON STOCK

Lattice Semiconductor Corporation's common stock is traded on the Nasdaq National Market System under the symbol "LSCC."


STOCK PRICE HISTORY
The following table sets forth the low and high sale prices of the Company's common stock for the last two fiscal years.

                              LOW        HIGH
                           ------------------
Fiscal 1996:
First Quarter              23          37 1/8
Second Quarter             28 7/8      43
Third Quarter              27 5/8      42 1/8
Fourth Quarter             26 3/8      37 3/8

Fiscal 1997:
First Quarter              21 5/8      36 1/4
Second Quarter             19 3/4      31 1/2
Third Quarter              27 1/2      47
Fourth Quarter             39 3/4      54 7/8



(1) MEMBER OF THE AUDIT COMMITTEE
(2) MEMBER OF THE COMPENSATION COMMITTEE