Form 10-K405, Exhibit 13
period 1998-03-28
LATTICE SEMICONDUCTOR CORP
filed 1998-06-25
CIK 855658

                                                                    EXHIBIT 13.1

------------------------------------------------------------------------------
                          FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------


                                                        YEAR ENDED
                                        -------------------------------------------
                                          MARCH 28,       MARCH 29,       MARCH 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)          1998            1997            1996
-----------------------------------------------------------------------------------
Revenue                                   $245,894        $204,089        $198,167
Net income                                 $56,567         $45,005         $41,784
Basic net income per share                   $2.43           $2.00           $2.06
Diluted net income per share                 $2.37           $1.96           $1.99
Cash and short-term investments           $267,110        $228,647        $215,170
Total assets                              $489,066        $403,462        $342,935
Stockholders' equity                      $434,686        $360,491        $298,768

------------------------------------------------------------------------------
                           CORPORATE PROFILE
------------------------------------------------------------------------------

Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. Lattice is the inventor and world's leading supplier of in-system programmable ("ISP(TM)") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. Lattice's end customers are primarily original equipment manufacturers ("OEMs") of communications, computing, industrial controls and military systems. Approximately one-half of Lattice's revenue is derived from international sales, mainly in Europe and Asia. Lattice was founded in 1983 and is based in Hillsboro, Oregon.

                                             LATTICE SEMICONDUCTOR CORPORATION

------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------------

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in the section entitled "Factors Affecting Future Results" and elsewhere in this report.

     Lattice Semiconductor Corporation (the "Company") designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP(TM)") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. Lattice products are sold worldwide through an extensive network of independent sales representatives and distributors, primarily to original equipment manufacturers ("OEMs") of communications, computing, industrial controls and military systems. Approximately one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia. The Company was founded in 1983 and is based in Hillsboro, Oregon.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items reflected in the Company's consolidated statement of operations.


                                                      YEAR ENDED
                                          --------------------------------
                                            MAR. 28,   MAR. 29,   MAR. 30,
                                                1998       1997       1996
--------------------------------------------------------------------------
Revenue                                       100%       100%       100%
Costs and expenses:
    Cost of products sold                      40         41         41
    Research and development                   13         14         14
    Selling, general and administrative        16         16         16
                                          --------------------------------
                                               69         71         71
                                          --------------------------------
Income from operations                         31         29         29
Interest and other income (net)                 4          4          3
                                          --------------------------------
Income before provision
for income taxes                               35         33         32
Provision for income taxes                     12         11         11
                                          --------------------------------
Net income                                     23%        22%        21%
--------------------------------------------------------------------------
--------------------------------------------------------------------------

REVENUE Revenue was $245.9 million in fiscal 1998, an increase of 20% over fiscal 1997. Fiscal 1997 revenue of $204.1 million represented an increase of 3% from the $198.2 million recorded in fiscal 1996. The majority of the Company's revenue in fiscal 1998 was derived from the sale of products that address the ISP segment of the programmable logic market. All of the Company's revenue growth for the periods presented resulted from sales of ISP products. Revenue from ISP products was approximately 65%, 48% and 28% of total revenue for fiscal 1998, 1997 and 1996, respectively.

     Revenue from international sales was approximately 51%, 49% and 48% of total revenue for fiscal 1998, 1997 and 1996, respectively. The Company expects export sales to continue to represent a significant portion of revenue. See "Factors Affecting Future Results."

     Overall average selling prices increased in all three fiscal years presented. This was due primarily to a higher proportion of ISP products in the revenue mix. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. The Company's ability to maintain its recent trend of revenue growth is in large part dependent on the continued development, introduction and market acceptance of new products.

GROSS MARGIN The Company's gross margin as a percentage of revenue was 60%, 59% and 59% for fiscal years 1998, 1997 and 1996, respectively. The gross margin improvement in fiscal 1998 was primarily due to changes in product mix and reductions in the Company's manufacturing costs. Profit margins on older products tend to decrease over time as selling prices decline, however the Company's strategy has been to offset these decreases by introducing new products with higher margins.

RESEARCH AND DEVELOPMENT Research and development expense was $32.0 million, $27.8 million and $26.8 million in fiscal 1998, 1997 and 1996, respectively. Spending increases were related primarily to the development of new products, including the Company's ISP product families and related software development tools. The Company believes that a continued commitment to research and development is essential in order to maintain a competitive offering in existing products and to introduce innovative new products, and therefore expects to continue to make significant investments in research and development in the future.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expense was $39.9 million, $33.6 million and $31.3 million in fiscal 1998, 1997 and 1996, respectively. Spending increases were primarily due to expansion of the Company's sales force and increased sales commissions associated with higher revenue levels. Selling, general and administrative expense as a percentage of revenue was approximately 16% for all fiscal years presented.

INCOME FROM OPERATIONS Income from operations increased 27%, from $59.0 million to $75.1 million, from fiscal 1997 to fiscal 1998, and increased 2%, from $57.8 million, between fiscal 1996 and fiscal 1997. Income from operations increased as a percentage of revenue, from 29% in fiscal 1996 and fiscal 1997 to 31% in fiscal 1998.

INTEREST AND OTHER INCOME Interest and other income (net of expense) increased by approximately $1.9 million from fiscal 1997 to fiscal 1998, and by approximately $3.3 million from fiscal 1996 to fiscal 1997. The increase in both fiscal years was due to higher cash and investment balances resulting from the Company's follow-on public offering of common stock in November 1995, cash generated from operations and common stock issuances from employee stock option exercises.

LATTICE SEMICONDUCTOR CORPORATION

PROVISION FOR INCOME TAXES The Company's effective tax rate was 34.0% for fiscal 1998 as compared to 33.5% and 33.9% recorded in fiscal 1997 and 1996, respectively. The fiscal 1998 and 1997 rate increase and decrease, respectively, was due primarily to variation in the benefit from tax-exempt investment income.

Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NET INCOME Net income increased 26%, from $45.0 million to $56.6 million, from fiscal 1997 to fiscal 1998, and increased 8%, from $41.8 million, between fiscal 1996 and fiscal 1997. Net income increased as a percentage of revenue each fiscal year, from 21% in fiscal 1996 to 22% in fiscal 1997, and then to 23% in fiscal 1998.

FACTORS AFFECTING FUTURE RESULTS

Notwithstanding the objectives, projections, estimates and other forward-looking statements in this Annual Report, the Company's future operating results will continue to be subject to quarterly variations based on a wide variety of competitive factors, including, but not limited to, the following: timely introduction of new products that meet market needs at competitive prices with acceptable margins, market acceptance of the Company's new products and proprietary software development tools, scheduling, rescheduling and cancellation of large orders, successful protection of the Company's intellectual property rights, potential litigation relating to competitive patents and intellectual property and the Company's ability to attract and retain highly qualified technical and management personnel.

     In addition, the Company's operating results are subject to variations based upon the following factors: the Company's continued ability to obtain adequate wafer capacity supply commitments under competitive pricing terms, successful development and implementation of future new advanced process technologies at its wafer manufacturers, attainment of acceptable wafer manufacturing yields, the ability to achieve volume production at Seiko Epson's and UICC's new eight-inch wafer fabs, and potential interruptions in supply from the Company's wafer manufacturers and assembly contractors as a result of work stoppages, political instability or natural or man-made disasters.

     The Company's operating results also depend in large part on various factors outside the Company's control such as general economic conditions and specific conditions in countries where the Company's products are sold, the cyclical nature of both the semiconductor industry and the end markets served by the Company's products, sudden price fluctuations, general price erosion and substantial adverse currency change movements. The semiconductor industry is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. The Company's rate of growth in recent periods has been positively and negatively impacted by trends in the semiconductor industry. Any material imbalance in industry-wide production capacity relative to demand, shift in industry capacity toward products competitive with the Company's products, reduced demand, reduced growth in demand or other factors could result in a decline in the demand for or the prices of the Company's products and have a material adverse effect on the Company's operating results. The Company's operating results are also dependent upon international revenues which may be adversely affected by the imposition of government controls, export license requirements, trade restrictions, financial and political instability, changes in tariffs and other factors outside the Company's control.

     Due to these and other factors, the Company's past results are a less useful predictor of future results than is the case in more mature and stable industries. The market price of the Company's common stock could be subject to significant fluctuations due to the inherent volatility of the semiconductor industry combined with the aforementioned or other factors, including variations in the Company's quarterly operating results and shortfalls in revenues or earnings from levels expected by securities analysts. In addition, the stock market can experience significant price fluctuations, which often are unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally and in the semiconductor industry specifically, may adversely affect the market price of the Company's common stock.

     The Company is currently working to address the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's internal computer systems, including its electronic interfaces to distributor, customer and supplier systems. At present, the Company has completed an initial assessment of its potential exposure. Based on this assessment, the Company does not anticipate that resolution of potential internal Year 2000 issues will have a material adverse impact on the Company's operating results. However, there can be no assurance that the Company's computer systems or the systems of the company's major distributors, suppliers, customers or financial service providers will completely address all Year 2000 issues in a timely manner. In the event that Year 2000 issues create significant disruption in the operations of the Company or any of the Company's major distributors, suppliers, customers or financial service providers, the Company's operating results could be materially adversely affected.

     For further explanation of the factors set forth above, see "Factors Affecting Future Results" in Item 1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1998.

                                             LATTICE SEMICONDUCTOR CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

As of March 28, 1998, the Company's principal source of liquidity was $267.1 million of cash and short-term investments, an increase of $38.5 million from the balance of $228.6 million at March 29, 1997. This increase was primarily the result of cash generated from operations and common stock issuances in excess of cash required for foundry investments and wafer supply advances made in fiscal 1998. The Company also has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

     Accounts receivable and deferred income on sales to distributors increased $2.3 million and $2.5 million, or 9% and 14%, respectively, as compared to the balances at March 29, 1997. These increases were primarily due to higher revenue levels in the fiscal 1998 fourth quarter and the timing of billings to end customers and distributors. Inventories decreased by $5.2 million, or 19%, versus amounts recorded at March 29, 1997 in response to shorter lead time of supply, availability of manufacturing capacity and anticipated customer requirements. Prepaid expenses and other current assets decreased by $10.9 million, or 66%, as compared to the balance at March 29, 1997 due primarily to a decrease in the current portion of wafer supply advances. The $48.9 million increase in Foundry investments, advances and other assets resulted primarily from the payment of approximately $34.2 million to Seiko Epson in fiscal 1998 pursuant to an advance payment purchase agreement. Additionally, in fiscal 1998 the Company paid approximately $10.2 million, the last of three planned payments, to fund the Company's investment in United Integrated Circuits Corporation ("UICC"). See below and note 4 of notes to consolidated financial statements. Accounts payable and other accrued expenses increased by $3.9 million, or 27%, due primarily to increased cash payments for wafers. Accrued payroll obligations increased $1.6 million, or 16%, as compared to the balance at March 29, 1997 due to increased headcount and timing of payments. Income taxes payable increased $3.4 million, or 438%, as compared to the balance at March 29, 1997 due to the timing of tax deductions and payments.

     Stockholders' equity increased by approximately $74.2 million, primarily due to net income of approximately $56.6 million for fiscal 1998 and net proceeds from common stock issuances.

     Capital expenditures were approximately $18.8 million, $10.6 million and $12.6 million for fiscal years 1998, 1997 and 1996, respectively. These expenditures consisted primarily of manufacturing test equipment, engineering equipment, buildings and building improvements. The increase in fiscal 1998 capital expenditures as compared to fiscal 1997 and 1996 was associated with construction in progress of additional corporate facilities and increased investment in manufacturing test equipment to support the growth in revenue from ISP products.

     The Company currently anticipates capital expenditures of approximately $20 million to $25 million for the fiscal year ending April 3, 1999.

     The majority of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits are utilized to hedge yen-denominated wafer purchases and are accounted for as identifiable hedges against specific and firm wafer purchases.

     The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese Company, UICC, for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company invested approximately $49.7 million, for an approximate 10% equity interest in UICC and the right to receive a percentage of the facility's wafer production at market prices.

     In March 1997, the Company entered into an advance payment production agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, S MOS Systems Inc. ("S MOS") under which it agreed to advance approximately $86 million, payable over two years, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. The agreement calls for wafers to be supplied by Seiko Epson through S MOS pursuant to purchase agreements with S MOS. The Company also has an option under this agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment pursuant to this agreement, approximately $17.0 million, was made during March 1997. During fiscal 1998, the Company made two additional payments aggregating approximately $34.2 million. As a result of future payments to Seiko Epson, the Company's working capital will be reduced by approximately $35 million during fiscal 1999.

     On June 12, 1998, the Company's Board of Directors authorized management to repurchase up to 1.2 million shares of the Company's common stock. As of June 16, 1998, the Company had not repurchased any shares.

     The Company believes that its existing sources of liquidity and expected cash generated from operations will be adequate to fund the Company's anticipated cash needs for the next fiscal year.

     In an effort to secure additional wafer supply, the Company may from time to time consider various financial arrangements including joint ventures, equity investments, advance purchase payments, loans, or similar arrangements with independent wafer manufacturers in exchange for committed wafer capacity. To the extent that the Company pursues any such additional financial arrangements, additional debt or equity financing may be required. There can be no assurance that any such additional funding could be obtained when needed or, if available, on terms acceptable to the Company.

LATTICE SEMICONDUCTOR CORPORATION

------------------------------------------------------------------------------------------------------------------------
                                               SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------------------

                                                                              YEAR ENDED
                                                -----------------------------------------------------------------------
                                                 MARCH 28,      MARCH 29,      MARCH 30,       APRIL 1,        APRIL 2,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 1998           1997           1996           1995            1994
------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue                                           $245,894       $204,089       $198,167       $144,083       $126,241
Costs and expenses:
        Cost of products sold                       98,883         83,736         82,216         58,936         53,266
        Research and development                    32,012         27,829         26,825         22,859         20,636
        Selling, general and administrative         39,934         33,558         31,323         25,020         22,299
                                                ----------------------------------------------------------------------
                                                   170,829        145,123        140,364        106,815         96,201
                                                ----------------------------------------------------------------------
Income from operations                              75,065         58,966         57,803         37,268         30,040
Interest and other income, net                      10,643          8,712          5,442          3,349          2,566
                                                ----------------------------------------------------------------------
Income before provision for income taxes            85,708         67,678         63,245         40,617         32,606
Provision for income taxes                          29,141         22,673         21,461         13,651         10,116
                                                ----------------------------------------------------------------------
Net income                                        $ 56,567       $ 45,005       $ 41,784       $ 26,966       $ 22,490
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Basic net income per share                        $   2.43       $   2.00       $   2.06       $   1.45       $   1.24
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Diluted net income per share                      $   2.37       $   1.96       $   1.99       $   1.41       $   1.19
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Shares used in per share calculations:
Basic net income                                    23,239         22,460         20,327         18,627         18,182
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Diluted net income                                  23,894         22,973         20,979         19,164         18,946
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
Working capital                                   $283,678       $267,669       $244,649       $106,021       $105,007
Total assets                                       489,066        403,462        342,935        192,917        146,093
Stockholders' equity                               434,686        360,491        298,768        157,797        125,068
----------------------------------------------------------------------------------------------------------------------

                                       YEAR ENDED MARCH 28, 1998                  YEAR ENDED MARCH 29, 1997
                               -----------------------------------------   -----------------------------------------
                                FOURTH     THIRD      SECOND      FIRST     FOURTH      THIRD     SECOND      FIRST
                                QUARTER   QUARTER     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
--------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY DATA:
Revenue                         $60,168    $60,038    $64,068    $61,620    $56,268    $51,015    $48,638    $48,168
Gross profit                    $36,071    $36,183    $38,165    $36,592    $33,332    $30,048    $28,643    $28,330
Net income                      $13,818    $13,651    $14,930    $14,168    $12,819    $11,278    $10,460    $10,448
Basic net income per share      $  0.59    $  0.58    $  0.64    $  0.62    $  0.56    $  0.50    $  0.47    $  0.47
Diluted net income per share    $  0.58    $  0.57    $  0.62    $  0.60    $  0.55    $  0.49    $  0.46    $  0.46
--------------------------------------------------------------------------------------------------------------------

ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND WHICH WAS PAID ON JULY 6, 1993.

                                             LATTICE SEMICONDUCTOR CORPORATION


----------------------------------------------------------------------------------------------
                             CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------------------------------------
                                                                        MARCH 28,    MARCH 29,
(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)                           1998         1997
----------------------------------------------------------------------------------------------
                                     ASSETS
Current assets:
        Cash and cash equivalents                                         $ 60,344    $ 53,949
        Short-term investments                                             206,766     174,698
        Accounts receivable, net                                            28,229      25,940
        Inventories (note 2)                                                22,647      27,809
        Prepaid expenses and other current assets                            5,572      16,519
        Deferred income taxes (note 7)                                      14,500      11,725
                                                                     -------------------------
                Total current assets                                       338,058     310,640
Foundry investments, advances and other assets (notes 4 and 9)             114,338      65,419
Property and equipment, less accumulated depreciation (note 3)              36,670      27,403
                                                                     -------------------------
                                                                          $489,066    $403,462
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
        Accounts payable and accrued expenses (note 9)                    $ 18,196    $ 14,276
        Accrued payroll obligations                                         11,231       9,648
        Income taxes payable (note 7)                                        4,210         782
        Deferred income                                                     20,743      18,265
                                                                         ---------------------
                Total current liabilities                                   54,380      42,971
                                                                         ---------------------
Commitments and contingencies (notes 4, 6, 9, 10 and 11)                        --          --
Stockholders' equity (note 8):
        Preferred stock, $.01 par value, 10,000,000 shares authorized;
        none issued and outstanding                                             --          --
        Common stock, $.01 par value, 100,000,000 shares authorized;
        23,428,072 and 22,877,724 shares issued and outstanding                234         229
        Paid-in capital                                                    216,290     198,667
        Retained earnings                                                  218,162     161,595
                                                                         ---------------------
                                                                           434,686     360,491
                                                                         ---------------------
                                                                          $489,066    $403,462
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

LATTICE SEMICONDUCTOR CORPORATION


-----------------------------------------------------------------------------------------------------
                               CONSOLIDATED STATEMENT OF OPERATIONS
-----------------------------------------------------------------------------------------------------

                                                                             YEAR ENDED
                                                             ----------------------------------------
                                                                MARCH 28,     MARCH 29,     MARCH 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                1998          1997          1996
-----------------------------------------------------------------------------------------------------
Revenue                                                          $245,894    $ 204,089     $ 198,167
Costs and expenses:
        Cost of products sold (note 9)                             98,883       83,736        82,216
        Research and development                                   32,012       27,829        26,825
        Selling, general and administrative (note 12)              39,934       33,558        31,323
                                                                ------------------------------------
                                                                  170,829      145,123       140,364
                                                                ------------------------------------
Income from operations                                             75,065       58,966        57,803
Other income (expense):
        Interest income                                            10,277        8,886         5,570
        Other  income (expense), net                                  366         (174)         (128)
                                                                ------------------------------------
Income before provision for income taxes                           85,708       67,678        63,245
Provision for income taxes (note 7)                                29,141       22,673        21,461
                                                                ------------------------------------
Net income                                                       $ 56,567    $  45,005     $  41,784
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Basic net income per share                                       $   2.43    $    2.00     $    2.06
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Diluted net income per share                                     $   2.37    $    1.96     $    1.99
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Shares used in per share calculations:
Basic net income                                                   23,239       22,460        20,327
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Diluted net income                                                 23,894       22,973        20,979
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                             LATTICE SEMICONDUCTOR CORPORATION


-----------------------------------------------------------------------------------------------------------------------
                              CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------

                                                                 COMMON STOCK
                                                               ------------------
                                                                ($.01 PAR VALUE)     PAID-IN      RETAINED
(IN THOUSANDS, EXCEPT PAR VALUE)                                  SHARES  AMOUNT     CAPITAL      EARNINGS       TOTAL
-----------------------------------------------------------------------------------------------------------------------
Balances, April 1, 1995                                           18,890    $189    $  82,802     $ 74,806    $ 157,797
Net proceeds from public offering                                  2,500      25       86,676           --       86,701
Other common stock issued                                            733       7        5,416           --        5,423
Tax benefit of option exercises                                       --      --        6,961           --        6,961
Other                                                                 --      --          102           --          102
Net income for fiscal 1996                                            --      --           --       41,784       41,784
                                                                -------------------------------------------------------
Balances, March 30, 1996                                          22,123     221      181,957      116,590      298,768
Common stock issued                                                  755       8       10,516           --       10,524
Tax benefit of option exercises                                       --      --        6,179           --        6,179
Other                                                                 --      --           15           --           15
Net income for fiscal 1997                                            --      --           --       45,005       45,005
                                                                -------------------------------------------------------
Balances, March 29, 1997                                          22,878     229      198,667      161,595      360,491
Common stock issued                                                  550       5       12,546           --       12,551
Tax benefit of option exercises                                       --      --        5,225           --        5,225
Other                                                                 --      --         (148)          --         (148)
Net income for fiscal 1998                                            --      --           --       56,567       56,567
                                                                -------------------------------------------------------
Balances, March 28, 1998                                          23,428    $234    $ 216,290     $218,162    $ 434,686
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

LATTICE SEMICONDUCTOR CORPORATION


------------------------------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF CASH FLOWS
------------------------------------------------------------------------------------------------------

                                                                              YEAR ENDED
                                                               ---------------------------------------
                                                                  MARCH 28,    MARCH 29,    MARCH 30,
(IN THOUSANDS)                                                         1998         1997         1996
------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
  Net income                                                      $ 56,567     $ 45,005     $ 41,784
  Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
     Depreciation and amortization                                   9,558        8,629        7,137
     Deferred income taxes                                          (2,775)      (2,025)      (2,398)
     Changes in assets and liabilities:
        Accounts receivable                                         (2,289)      (3,056)      (4,737)
        Inventories                                                  5,162       (6,048)      (7,630)
        Prepaid expenses and other current assets                   (2,654)        (750)        (450)
        Foundry investments, advances and other assets             (35,318)     (33,239)      (3,087)
        Accounts payable and accrued expenses                        3,920         (739)       2,241
        Accrued payroll obligations                                  1,583        2,192        2,067
        Income taxes payable                                         3,428       (4,018)        (406)
        Deferred income                                              2,478        1,369        5,145
                                                                  ----------------------------------
           Net cash provided by operating activities                39,660        7,320       39,666
                                                                  ----------------------------------
Cash flow from investing activities:
  Purchase of short-term investments, net                          (32,068)     (14,128)     (79,457)
  Proceeds from sale of property and equipment                          --           --           98
  Capital expenditures                                             (18,825)     (10,561)     (12,591)
                                                                  ----------------------------------
           Net cash used by investing activities                   (50,893)     (24,689)     (91,950)
                                                                  ----------------------------------
Cash flow from financing activities:
  Net proceeds from issuance of common stock                        17,628       16,718       99,187
                                                                  ----------------------------------
           Net cash provided by financing activities                17,628       16,718       99,187
                                                                  ----------------------------------
Net increase (decrease) in cash and cash equivalents                 6,395         (651)      46,903
Beginning cash and cash equivalents                                 53,949       54,600        7,697
                                                                  ----------------------------------
Ending cash and cash equivalents                                  $ 60,344     $ 53,949     $ 54,600
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                             LATTICE SEMICONDUCTOR CORPORATION

------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS Lattice Semiconductor Corporation (the "Company") designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP(TM)") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") of communications, computing, industrial controls and military systems. Approximately one-half of the Company's revenue is derived from international sales, mainly in Europe and Asia. The Company was founded in 1983 and is based in Hillsboro, Oregon.

FISCAL REPORTING PERIOD AND PRINCIPLES OF CONSOLIDATION The Company reports on a 52 or 53 week fiscal year, which ends on the Saturday closest to March
31. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly-owned foreign subsidiaries, Lattice GmbH, Lattice Semiconducteurs SARL, Lattice Semiconductor KK, Lattice Semiconductor Shanghai Co., Ltd., Lattice Semiconductor Asia Ltd., Lattice Semiconductor International Ltd., Lattice Semiconductor UK Ltd. and Lattice Semiconductor AB. The assets, liabilities, and results of operations of these entities were not material for any of the years presented in the consolidated financial statements and all intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which have maturities greater than three months and less than one year, are composed of money market preferred stocks ($110.2 million), government obligations ($70.2 million), commercial paper ($6.9 million) and time deposits ($19.5 million) at March 28, 1998.

     The Company categorizes its short-term investments as held-to-maturity, which are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at March 28, 1998.

FINANCIAL INSTRUMENTS All of the Company's significant financial assets and liabilities are recognized in the Consolidated Balance Sheet as of March 28, 1998 and March 29, 1997. The carrying value of the Company's financial instruments approximate current market value except foundry equity investments in Taiwan which are either not readily marketable or where market prices are not necessarily indicative of realizable value. The Company estimates the fair value of its cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

DERIVATIVE FINANCIAL INSTRUMENTS In order to minimize exposure to foreign exchange risk with respect to its long-term investments made with foreign currencies as further described in note 4 of notes to consolidated financial statements, the Company has at times entered into foreign forward exchange contracts in order to hedge these transactions. These contracts are accounted for as identifiable hedges against firm Company commitments. Realized gain or loss with respect to these contracts for the fiscal periods presented was not material. As of March 28, 1998, the Company had no open foreign exchange contracts for the purchase or sale of foreign currencies. The Company does not enter into derivative financial instruments for trading purposes.

FOREIGN EXCHANGE The majority of the Company's silicon wafer purchases are denominated in Japanese yen. The Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits are utilized to hedge yen-denominated wafer purchases and are accounted for as identifiable hedges against specific and firm wafer purchases. Gains or losses from foreign exchange rate fluctuations on unhedged balances denominated in foreign currencies are reflected in Other income. Realized and unrealized gains or losses were not significant for the fiscal periods presented.

CONCENTRATIONS OF CREDIT RISK Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of short-term investments and trade receivables. The Company places its investments through several financial institutions and mitigates

LATTICE SEMICONDUCTOR CORPORATION
the concentration of credit risk by placing percentage limits on the maximum portion of the investment portfolio which may be invested in any one investment instrument. Investments consist primarily of A1 and P1 or better rated U.S. commercial paper, U.S. government agency obligations and other money market instruments, "AA" or better rated municipal obligations, money market preferred stocks and other time deposits. Concentrations of credit risk with respect to trade receivables are mitigated by a geographically diverse customer base and the Company's credit and collection process. The Company performs credit evaluations for all customers and secures transactions with letters of credit or advance payments where necessary. Write-offs for uncollected trade receivables have not been significant to date.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE Revenue from sales to OEM customers is recognized upon shipment. Certain of the Company's sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowance for doubtful accounts of $797,000 and $874,000 at March 28, 1998 and March 29, 1997, respectively.

No individual customer or distributor accounted for more than 10% of revenue in fiscal 1998 or 1997. Revenue from one distributor was $21.1 million for fiscal 1996. Export revenue was approximately $125.6 million, $99.8 million and $95.1 million for fiscal 1998, 1997 and 1996, respectively. Sales to Europe were approximately $61.2 million, $39.9 million and $37.9 million, and to Asia $55.9 million, $52.6 million and $52.4 million in fiscal 1998, 1997 and 1996, respectively.

INVENTORIES Inventories are stated at the lower of first-in, first-out cost or market.

LONG-LIVED ASSETS During the fiscal year ended March 29, 1997, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires the Company to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material impact on the Company's financial condition or results of operations.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

TRANSLATION OF FOREIGN CURRENCIES The Company translates accounts denominated in foreign currencies in accordance with SFAS 52, "Foreign Currency Translation." Translation adjustments related to the consolidation of foreign subsidiary financial statements have not been significant to date.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION The Company accounts for its employee and director stock options and employee stock purchase plan in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." During 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123, effective for fiscal years beginning after December 31, 1995, provides an alternative to APB 25, but allows companies to account for employee and director stock-based compensation under the current intrinsic value method as prescribed by APB 25. The Company has continued to account for its employee and director stock plans in accordance with APB 25. Additional pro forma disclosures as required under SFAS 123 are presented in note 8 of notes to consolidated financial statements.

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

                                             LATTICE SEMICONDUCTOR CORPORATION

     In February 1997, the FASB issued SFAS 128, "Earnings Per Share," which is effective for the Company for periods ending after December 15, 1997. Accordingly, the Company adopted this pronouncement in the quarter ended December 27, 1997. Primary net income per share as previously reported has been replaced by "basic net income per share" and "diluted net income per share." Prior period results have been restated to conform to the new presentation.

     The most significant difference between basic and diluted net income per share is that basic net income per share does not treat potentially dilutive securities such as options and warrants as outstanding. For the Company, there is no difference between diluted net income per share and primary net income per share as previously reported. A reconciliation of the numerators and denominators of basic and diluted net income per share is presented below:


                                            YEAR ENDED
                                  --------------------------------
                                  MARCH 28,   MARCH 29,  MARCH 30,
                                       1998        1997       1996
------------------------------------------------------------------
Basic and diluted net income         $56,567    $45,005    $41,784
------------------------------------------------------------------
------------------------------------------------------------------
Shares used in basic net income
per share calculations                23,239     22,460     20,327
Dilutive effect of stock options
and warrants                             655        513        652
                                    ------------------------------
Shares used in diluted net income
per share calculations                23,894     22,973     20,979
------------------------------------------------------------------
------------------------------------------------------------------
Basic net income per share           $  2.43    $  2.00    $  2.06
------------------------------------------------------------------
------------------------------------------------------------------
Diluted net income per share         $  2.37    $  1.96    $  1.99
------------------------------------------------------------------
------------------------------------------------------------------

STATEMENT OF CASH FLOWS Income taxes paid approximated $23.1 million, $22.6 million and $17.3 million in fiscal 1998, 1997, and 1996, respectively. Interest paid does not differ materially from interest expense, which aggregated approximately $83,000, $152,000 and $42,000 in fiscal 1998, 1997 and 1996, respectively.

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

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Net Income." Under SFAS 130, the Company is required to report comprehensive income and its components in its consolidated financial statements, in addition to net income.

     Also in June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." This pronouncement establishes standards for the way companies report information about operating segments for the fiscal years beginning after December 15, 1997. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     The Company will adopt these two new pronouncements in the fiscal year ending April 3, 1999. It is expected that adoption will not have a significant impact on the consolidated financial statements.

NOTE 2. INVENTORIES

                                            MARCH 28,    MARCH 29,
(IN THOUSANDS)                                   1998         1997
------------------------------------------------------------------
Work in progress                             $ 12,675     $ 20,286
Finished goods                                  9,972        7,523
                                             ---------------------
                                             $ 22,647     $ 27,809
------------------------------------------------------------------
------------------------------------------------------------------

NOTE 3. PROPERTY AND EQUIPMENT

                                            MARCH 28,    MARCH 29,
(IN THOUSANDS)                                   1998         1997
------------------------------------------------------------------
Land                                         $  2,098     $  2,098
Buildings                                       7,135        7,132
Construction in progress                        6,750           --
Computer and test equipment                    62,863       52,204
Office furniture and equipment                  3,054        2,881
Leasehold and building improvements             2,547        2,501
                                             ---------------------
                                               84,447       66,816
Accumulated depreciation and amortization     (47,777)     (39,413)
                                             ---------------------
                                             $ 36,670     $ 27,403
------------------------------------------------------------------
------------------------------------------------------------------

NOTE 4. FOUNDRY INVESTMENTS, ADVANCES
AND OTHER ASSETS

                                            MARCH 28,    MARCH 29,
(IN THOUSANDS)                                   1998         1997
------------------------------------------------------------------
Foundry investments and other assets         $ 63,076     $ 48,399
Wafer supply advances                          51,262       17,020
                                            ----------------------
                                             $114,338     $ 65,419
------------------------------------------------------------------
------------------------------------------------------------------

The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company has agreed to join UMC and several other companies to form a separate Taiwanese corporation ("UICC") for the

LATTICE SEMICONDUCTOR CORPORATION
purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company invested approximately $49.7 million, paid in three installments, for an approximate 10% equity interest in the corporation and the right to receive a percentage of the facility's wafer production at market prices. This investment is accounted for at cost. The first payment, in the amount of approximately $13.7 million, was paid in January 1996, the second payment, in the amount of approximately $25.8 million, was paid during January 1997, and the final payment of approximately $10.2 million was made in December 1997.

     In October 1997, the UICC foundry was substantially destroyed by fire. UMC, the majority owner of UICC, has informed the Company that this loss is insured and has begun the process of rebuilding the foundry. Further, alternative capacity arrangements have been made available to the Company. Based on these assurances from UMC, management believes the Company will not be materially adversely affected by this event.

     In July 1994, the Company signed an agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, S MOS Systems Inc. ("S MOS"), under which it advanced $44 million to be used to finance additional sub-micron wafer manufacturing capacity and technological development. The advance is being repaid in the form of semiconductor wafers over a multi-year period. No interest income is recorded. Total wafer receipts under this agreement aggregated approximately $15,425,000, $18,042,000 and $10,713,000 during fiscal 1998, 1997 and 1996, respectively.

     In March 1997, the Company entered into a second advance payment production agreement with Seiko Epson and S MOS under which it agreed to advance approximately $86 million, payable over two years, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. No interest income is recorded. The agreement calls for wafers to be supplied by Seiko Epson through S MOS pursuant to purchase agreements with S MOS. The Company also has an option under the agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment under this agreement, approximately $17.0 million, was made during fiscal 1997. During fiscal 1998, the Company made two additional payments aggregating approximately $34.2 million.

NOTE 5. CREDIT FACILITIES

The Company has available an unsecured $10 million demand bank credit facility with interest due on outstanding balances at a money market rate. This facility has not been used.

NOTE 6. LEASE OBLIGATIONS

Certain facilities and equipment of the Company are leased under operating leases, which expire at various times through fiscal 2001. Rental expense under the operating leases was approximately $1,026,000, $984,000 and $993,000 for fiscal 1998, 1997 and 1996, respectively. Future minimum lease commitments at March 28, 1998 are as follows:


FISCAL YEAR                     (IN THOUSANDS)
---------------------------------------------
1999                                   $  884
2000                                      892
2001                                      703
                                    ---------
                                       $2,479
---------------------------------------------
---------------------------------------------

NOTE 7. INCOME TAXES

The components of the provision for income taxes for fiscal 1998, 1997 and 1996 are presented in the following table:


                            YEAR ENDED
                -----------------------------------
                 MARCH 28,   MARCH 29,    MARCH 30,
(IN THOUSANDS)        1998        1997         1996
---------------------------------------------------
Current:
   Federal       $ 29,204     $ 22,308     $ 21,550
   State            2,712        2,390        2,309
                 ----------------------------------
                   31,916       24,698       23,859
                 ----------------------------------

Deferred:
   Federal         (2,539)      (1,829)      (2,166)
   State             (236)        (196)        (232)
                 ----------------------------------
                   (2,775)      (2,025)      (2,398)
                 ----------------------------------
                 $ 29,141     $ 22,673     $ 21,461
---------------------------------------------------
---------------------------------------------------

Foreign income taxes were not significant for the fiscal years presented.

                                             LATTICE SEMICONDUCTOR CORPORATION

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:


                                                      YEAR ENDED
                                          -----------------------------------
                                           MARCH 28,    MARCH 29,    MARCH 30,
(IN THOUSANDS)                                  1998         1997         1996
------------------------------------------------------------------------------
Computed income tax expense
at the statutory rate                       $ 29,998     $ 23,687     $ 22,136
Adjustments for tax effects of:
        State taxes, net                       2,402        2,048        1,636
        Research and development credits        (154)         (62)        (196)
        Nontaxable investment income          (3,009)      (2,579)      (1,506)
        Other                                    (96)        (421)        (609)
                                           -----------------------------------
                                            $ 29,141     $ 22,673     $ 21,461
------------------------------------------------------------------------------
------------------------------------------------------------------------------

The components of the Company's net deferred tax asset are as follows:


                                                   MARCH 28,     MARCH 29,
(IN THOUSANDS)                                       1998          1997
--------------------------------------------------------------------------
Deferred income                                     $  7,934     $  7,102
Expenses and allowances not currently deductible       8,357        6,619
                                                    ---------------------
Total deferred tax assets                             16,291       13,721
Valuation allowance                                   (1,791)      (1,996)
                                                    ---------------------
                                                    $ 14,500     $ 11,725
-------------------------------------------------------------------------
-------------------------------------------------------------------------


The valuation allowances are recorded to reduce deferred tax assets which can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NOTE 8. STOCKHOLDERS' EQUITY

COMMON STOCK In November 1995, the Company completed its third public offering, consisting of 2,500,000 shares of common stock at $36.63 per share. Net proceeds to the Company were approximately $86.7 million after underwriting discount and offering expenses.

STOCK WARRANTS As of March 28, 1998, the Company has issued to a vendor warrants to purchase 583,094 shares of common stock. Of this amount, 464,125 warrants were issued and 340,500 exercised prior to fiscal 1996. During fiscal 1997, 67,419 warrants were issued and none were exercised. During fiscal 1998, a warrant was issued to purchase 51,550 shares of common stock, earned ratably from March 1997 through February 1998. Additionally, the vendor exercised warrants for 123,625 shares at an average exercise price of $18.77 per share.

STOCK OPTION PLANS As of March 28, 1998, the Company had reserved 2,000,000 and 5,775,000 shares of common stock for issuance to officers and key employees under the 1996 Stock Incentive Plan and 1988 Stock Incentive Plan, respectively. The 1996 Plan options generally vest over four years in increments as determined by the Board of Directors and have terms up to ten years. The 1988 Plan options are exercisable immediately and have terms up to ten years. The transfer of certain shares of common stock acquired through the exercise of 1988 Plan stock options is restricted under stock vesting agreements that grant the Company the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, the Company's repurchase rights lapse quarterly over four years.

     The 1993 Directors' Stock Option Plan provides for the issuance of stock options to members of the Company's Board of Directors who are not employees of the Company; 225,000 shares of the Company's Common Stock have been reserved for issuance thereunder. These options are granted at fair market value at the date of grant and generally become exercisable quarterly over a four year period beginning on the date of grant and expire five years from the date of grant.

LATTICE SEMICONDUCTOR CORPORATION

The following table summarizes the Company's stock option activity and related information for the past three years:


                                                                                YEAR ENDED
                                               ----------------------------------------------------------------------------
                                                       MARCH 28,                  MARCH 29,                MARCH 30,
                                                            1998                       1997                     1996
---------------------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED-                 WEIGHTED-                WEIGHTED-
                                                   NUMBER OF     AVERAGE     NUMBER OF     AVERAGE      NUMBER OF   AVERAGE
                                                SHARES UNDER    EXERCISE  SHARES UNDER    EXERCISE   SHARES UNDER  EXERCISE
(NUMBER OF SHARES IN THOUSANDS)                       OPTION       PRICE        OPTION       PRICE         OPTION     PRICE
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of fiscal year     2,290       $27.50        2,330        $22.20         2,340     $14.15
        Options granted                               983        63.13          827         30.82           807      33.37
        Options canceled                             (134)       39.78         (176)        28.31          (196)     14.90
        Options exercised                            (383)       21.76         (691)        13.31          (621)      8.79
                                                 --------------------------------------------------------------------------
Options outstanding at end of fiscal year           2,756       $40.38        2,290        $27.50         2,330     $22.20
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at March 28, 1998:


                                          OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                  -------------------------------------------------------------
                                                   WEIGHTED-
                                                     AVERAGE   WEIGHTED-              WEIGHTED-
                                                   REMAINING     AVERAGE                AVERAGE
                                    NUMBER OF  CONTRACT LIFE    EXERCISE   NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICES               SHARES     (IN YEARS)       PRICE      SHARES      PRICE
-----------------------------------------------------------------------------------------------
$14.88 - $17.38                        131            0.27        $17.02        118     $17.04
$17.83 - $28.13                        989            1.52         25.26        574      23.77
$31.63 - $51.75                        743            1.86         36.44        353      33.50
$51.88 - $66.25                        893            3.36         63.76        105      63.44
                                   -----------------------------------------------------------
                                     2,756            2.15        $40.38      1,150     $29.69
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


STOCK PURCHASE PLAN The Company's employee stock purchase plan was approved by the stockholders in August 1990, and became effective January 1, 1991. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 700,000 shares authorized to be issued under the plan, 34,945, 57,421 and 54,239 shares were issued during fiscal 1998, 1997 and 1996, respectively, and 272,864 shares were available for issuance at March 28, 1998.

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

     The fair value, as defined by SFAS 123, for stock options and employee stock plan purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                     GRANTS FOR YEARS ENDED
                                         -----------------------------------------
                                            MARCH 28,      MARCH 29,     MARCH 30,
                                                 1998           1997          1996
----------------------------------------------------------------------------------
Stock options:
        Expected volatility                     48.6%          46.4%        46.4.%
        Risk-free interest rate                  5.6%           6.1%          5.9%
        Expected life from vesting date     1.2 years      0.9 years     0.9 years
        Dividend yield                             0%             0%            0%
Stock purchase rights:
        Expected volatility                     36.0%          36.7%         36.7%
        Risk-free interest rate                  5.9%           5.3%          6.2%
        Expected life                        6 months       6 months      6 months
        Dividend yield                             0%             0%            0%
----------------------------------------------------------------------------------

                                             LATTICE SEMICONDUCTOR CORPORATION

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

     The resultant grant date weighted-average fair values calculated using the Black-Scholes option pricing model and the noted assumptions for stock options granted was $25.20, $11.54 and $12.44, and for stock purchase rights $12.30, $6.80 and $5.49, for fiscal 1998, 1997 and 1996, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:


                                                           YEAR ENDED
                                         -------------------------------------------
                                           MARCH 28,       MARCH 29,       MARCH 30,
                                                1998            1997            1996
------------------------------------------------------------------------------------
Pro forma net income                      $   48,777      $   40,681      $   38,836
Pro forma basic earnings per share        $     2.10      $     1.81      $     1.91
Pro forma diluted earnings per share      $     2.05      $     1.78      $     1.86
------------------------------------------------------------------------------------


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

NOTE 9. TRANSACTIONS WITH PRINCIPAL SUPPLIERS

The majority of the Company's silicon wafers are currently manufactured by Seiko Epson in Japan and are sold to the Company through Seiko Epson's affiliated U.S. distributor, S MOS. The Chairman of the Board of S MOS is a member of the Company's Board of Directors. The Company also receives wafers in connection with the series of agreements entered into with UMC as described in note 4 of notes to consolidated financial statements. A significant interruption in supply from Seiko Epson through S MOS, or from UMC, would have a material adverse effect on the Company's business.

     The Company has signed two advance payment production agreements with Seiko Epson and S MOS, in July 1994 and March 1997, respectively, under which it has advanced or will advance cash to be used in conjunction with the construction of additional wafer capacity, with the advances being repaid in the form of semiconductor wafers over a multi-year period. These transactions are more fully described in note 4 of notes to consolidated financial statements.

     The Company continues to purchase a portion of its wafer supply from Seiko Epson for cash using commercial terms. Wafer purchases totaled $20.9 million, $22.8 million and $34.7 million for fiscal 1998, 1997 and 1996, respectively. Accounts payable and accrued expenses at March 28, 1998 and March 29, 1997 include $4.5 and $1.9 million, respectively, due this vendor. Open purchase commitments to this vendor approximated $6.8 million at March 28, 1998.

LATTICE SEMICONDUCTOR CORPORATION

NOTE 10. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan The Company initiated a profit sharing plan effective April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of the operating income of the Company, as defined and calculated at the end of the second and fourth quarter of each fiscal year for each respective six-month period, is paid equally to qualified employees. In fiscal 1998, 1997 and 1996, approximately $3.0 million, $2.4 million and $2.3 million, respectively, were charged against operations in connection with the plan.

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

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company is exposed to certain asserted and unasserted potential claims. Patent and other proprietary rights infringement claims are common in the semiconductor industry. There can be no assurance that, with respect to any such claims made against the Company, the Company could obtain a license on terms or under conditions that would not have a material adverse effect on the Company.

NOTE 12. RELATED PARTY

Larry W. Sonsini is a member of the Company's Board of Directors and is presently the Chairman of the Executive Committee of Wilson, Sonsini, Goodrich & Rosati, a law firm that provides corporate legal services to the Company. Legal services billed to the Company aggregated approximately $51,000, $61,000 and $177,000, respectively, for fiscal 1998, 1997 and 1996.
Amounts payable to the law firm were not significant at March 28, 1998 or March 29, 1997.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lattice Semiconductor
Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries at March 28, 1998 and March 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Portland, Oregon
April 15, 1998

                                             LATTICE SEMICONDUCTOR CORPORATION

------------------------------------------------------------------------------
                          CORPORATE DIRECTORY
------------------------------------------------------------------------------

BOARD OF DIRECTORS
Cyrus Y. Tsui
Chairman of the Board, President and
Chief Executive Officer

Mark O. Hatfield
Former U.S. Senator

Daniel S. Hauer(1)
Chairman of the Board,
S MOS Systems Inc.

Harry A. Merlo(1), (2)
President,
Merlo Corporation

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

Stephen M. Donovan
Corporate Vice President, Sales

Jonathan K. Yu
Corporate Vice President,
Business Development

Martin R. Baker
Vice President and General Counsel

Randy D. Baker
Vice President, Manufacturing

Albert L. Chan
Vice President and General Manager
Lattice Silicon Valley

Thomas J. Kingzett
Vice President, Reliability and
Quality Assurance

Stanley J. Kopec
Vice President, Corporate Marketing

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
800/522-6645

ANNUAL MEETING

The annual meeting of stockholders for Lattice Semiconductor Corporation will be held at The Greenwood Inn, 10700 S.W. Allen Blvd., Beaverton, Oregon 97005 on Monday, August 10, 1998, at 1:00 pm, Pacific Time.

FORM 10-K
Financial information, including the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, and quarterly operating results, is available by accessing http://www.lscc.com or by written or telephone request to the Lattice Semiconductor shareholder relations department.

COMMON STOCK
Lattice Semiconductor Corporation's common stock is traded on the Nasdaq National Market System under the symbol "LSCC."

STOCK PRICE HISTORY
The following table sets forth the low and high sale prices of the Company's common stock for the last two fiscal years.

                              Low             High
------------------------------------------------------
Fiscal 1997:
First Quarter               21 5/8          36 1/4
Second Quarter              19 3/4          31 1/2
Third Quarter               27 1/2          47
Fourth Quarter              39 3/4          54 7/8

Fiscal 1998:
First Quarter               41 1/2          62 5/8
Second Quarter              54 7/8          74 1/2
Third Quarter               45              67 1/2
Fourth Quarter              39 3/4          57


(1) MEMBER OF THE AUDIT COMMITTEE
(2) MEMBER OF THE COMPENSATION COMMITTEE