Form 10-K405, Exhibit 13
period 1999-04-03
LATTICE SEMICONDUCTOR CORP
filed 1999-07-02
CIK 855658

------------------------------------------------------------------------------
                           FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------

                                                                YEAR ENDED
                                                ----------------------------------------
                                                    April 3,    March 28,    March 29,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                  1999         1998          1997
----------------------------------------------------------------------------------------
Revenue                                            $200,072      $245,894     $204,089
Net income                                         $ 42,046      $ 56,567     $ 45,005
Basic net income per share                         $   1.79      $   2.43     $   2.00
Diluted net income per share                       $   1.77      $   2.37     $   1.96
Cash and short-term investments                    $319,434      $267,110     $228,647
Total assets                                       $540,896      $489,066     $403,462
Stockholders' equity                               $483,734      $434,686     $360,491
----------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                               CORPORATE PROFILE
------------------------------------------------------------------------------


Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. Lattice is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. Lattice's end customers are primarily original equipment manufacturers ("OEMs") of communications, computing, industrial controls and military systems. Approximately one-half of Lattice's revenue is derived from export sales, mainly to Europe and Asia. Lattice was founded in 1983 and is based in Hillsboro, Oregon.

                                                                    Exhibit 13.1

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

     Lattice Semiconductor Corporation, (the "Company"), designs, develops and markets the broadest range of high-performance in-system programmable ("ISP-TM-") programmable logic devices ("PLDs"). The Company introduced ISP devices to the industry in 1992. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. Lattice products are sold worldwide through an extensive network of independent sales representatives and distributors, primarily to original equipment manufacturers ("OEMs") of communication, computing, industrial and military systems. Approximately one-half of the Company's revenue is derived from export sales, mainly to Europe and Asia. The Company was founded in 1983 and is based in Hillsboro, Oregon.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items reflected in the Company's consolidated statement of operations.


                                                             YEAR ENDED
                                                  -------------------------------
                                                  APRIL 3,    MARCH 28,  MARCH 29,
                                                    1999        1998        1997
---------------------------------------------------------------------------------
Revenue                                             100%        100%        100%
Costs and expenses:
         Cost of products sold                       39          40          41
         Research and development                    17          13          14
         Selling, general and administrative         18          16          16
                                                 -------------------------------
                                                     74          69          71
                                                 -------------------------------
Income from operations                               26          31          29
Interest and other income (net)                       5           4           4
                                                 -------------------------------
Income before provision for income taxes             31          35          33
Provision for income taxes                           10          12          11
                                                 -------------------------------
Net income                                           21%         23%         22%

REVENUE Revenue was $200.1 million in fiscal 1999, a decrease of 19% from fiscal 1998. Fiscal 1998 revenue of $245.9 million represented an increase of 20% from the $204.1 million recorded in fiscal 1997.

     Fiscal 1999 revenue as compared to fiscal 1998 was negatively impacted by a decline in demand from Asia due to the economic crisis in that region. Furthermore, revenue in all geographies was negatively impacted by a decline in demand for the Company's non-ISP product families. The Company's revenue growth in fiscal 1998 was the result of sales increases of ISP products. Revenue from ISP products was approximately 72%, 65% and 48% of total revenue for fiscal 1999, 1998 and 1997, respectively. The remainder of revenue was derived from non-ISP product families.

The Company's sales by geographic area were as follows:

                                        YEAR ENDED
                          -----------------------------------------
                          APRIL 3,       MARCH 28,        MARCH 29,
(IN THOUSANDS)               1999            1998             1997
-------------------------------------------------------------------
United States            $100,778        $120,278        $104,249
Export sales
         Europe            53,649          61,243          39,863
         Asia              34,680          55,853          52,624
         Other             10,965           8,520           7,353
                         ----------------------------------------
                         $200,072        $245,894        $204,089

Revenue from export sales was approximately 50%, 51% and 49% of total revenue for fiscal 1999, 1998 and 1997, respectively. The Company expects export sales to continue to represent a significant portion of revenue. See "Factors Affecting Future Results."

The average selling price of the Company's products was flat in fiscal 1999 as compared to fiscal 1998. The average selling price increased in fiscal 1998 as compared to fiscal 1997. This change was due primarily to an increased proportion of ISP products in the revenue mix. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. The Company's ability to maintain or increase the level of its average selling price is dependent on the continued development, introduction and market acceptance of new products. See "Factors Affecting Future Results."

GROSS MARGIN The Company's gross margin as a percentage of revenue was 61%, 60% and 59% for fiscal years 1999, 1998 and 1997, respectively. The improvement was primarily due to an improvement in product mix and reductions in the Company's manufacturing costs. Reductions in manufacturing costs resulted primarily from yield improvements, migration of products to more advanced technologies and smaller die sizes, and wafer price reductions.

RESEARCH AND DEVELOPMENT Research and development expense was $33.2 million, $32.0 million and $27.8 million in fiscal 1999, 1998 and 1997, respectively. Spending increases resulted primarily from the development of new products, including the Company's ISP families and related software development tools. The Company believes that a continued commitment to research and development is essential in order to maintain product leadership in its existing product families and provide innovative new product offerings, and therefore expects to continue to make significant future investments in research and development.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expense was $36.8 million, $39.9 million and $33.6 million in fiscal 1999, 1998 and 1997, respectively. The decrease in fiscal 1999 expense as compared to fiscal 1998 was primarily due to decreased sales commissions associated with lower revenue levels. The increase in fiscal 1998 expenses as compared to fiscal 1997 was primarily due to expansion of the Company's sales force and increased sales commissions associated with higher revenue levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INCOME FROM OPERATIONS Income from operations decreased 31%, from $75.1 million to $51.6 million, from fiscal 1998 to fiscal 1999, and increased 27%, from $59.0 million, between fiscal 1997 and fiscal 1998. Income from operations as a percentage of revenue decreased to 26% in fiscal 1999 from 31% and 29% in fiscal 1998 and fiscal 1997 respectively.

INTEREST AND OTHER INCOME (EXPENSE), NET Interest and other income (net of expense) was approximately flat between fiscal 1998 and fiscal 1999 but increased by approximately $1.9 million from fiscal 1997 to fiscal 1998. The increase was primarily due to higher cash and investment balances resulting from cash generated from operations and common stock issuance from employee stock option exercises. In fiscal 1999, these higher cash and investment balances were offset by lower interest rates for invested balances, particularly in the second half of the fiscal year.

PROVISION FOR INCOME TAXES The Company's effective tax rate was 32.5%, 34.0% and 33.5% for fiscal 1999, 1998 and 1997, respectively. The fiscal 1999 and 1998 rate changes were due primarily to changes in the proportion of tax-exempt interest income included in the Company's overall net income. The fiscal 1999 rate was also favorably impacted by reduced state taxes resulting from the increased realization of tax credits.

     Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. Management established the valuation allowances because it cannot determine if it is more likely than not that such income will be earned.

NET INCOME Net income decreased 26%, from $56.6 million to $42.0 million, from fiscal 1998 to fiscal 1999, and increased 26%, from $45.0 million, between fiscal 1997 and fiscal 1998. Net income as a percentage of revenue was 21%, 23% and 22% for fiscal years 1999, 1998 and 1997, respectively.

FACTORS AFFECTING FUTURE RESULTS

     Notwithstanding the objectives, projections, estimates and other forward-looking statements in this Annual Report, the Company's future operating results will continue to be subject to quarterly variations based on a wide variety of risks. These risks include, but are not limited to:

OUR WAFER SUPPLY COULD BE INTERRUPTED OR REDUCED AND RESULT IN A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

We do not manufacture finished silicon wafers. Currently all our silicon wafers are manufactured by Seiko Epson in Japan and the UMC Group, a group of affiliated companies in Taiwan. If Seiko Epson, through its U.S. affiliate Epson Electronics America, or the UMC Group significantly interrupts our wafer supply, our operating results would be adversely affected.

     In the past, we have experienced delays in obtaining wafers and supply commitments from our foundries. At present, we anticipate that our supply commitments are adequate. However, these existing supply commitments may not be sufficient for us to satisfy customer demand in future periods. Additionally, during times of capacity shortage, notwithstanding our supply commitments, we may still have difficulty in obtaining wafer deliveries consistent with the supply commitments. We negotiate wafer prices and supply commitments on at least an annual basis. If Seiko Epson, Epson Electronics America or the UMC Group reduces our supply commitment or increases our wafer prices, and we cannot find alternative sources of wafer supply, our operating results could be adversely affected.

     Many other factors that could disrupt our wafer supply are beyond our control. Since worldwide manufacturing capacity for silicon wafers is limited and inelastic, we could be adversely affected by significant industry wide increases in overall wafer demand or interruptions in wafer supply. Additionally, a disruption of Seiko Epson's or the UMC Group's foundry operations as a result of a fire, earthquake or other natural disaster would disrupt our wafer supply and would have an adverse effect on our operating results.

IF OUR FOUNDRY PARTNERS EXPERIENCE QUALITY OR YIELD PROBLEMS, WE MAY FACE A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

We depend on our foundries to deliver reliable silicon wafers with acceptable yields in a timely manner. As is common in our industry, we have experienced wafer yield problems and delivery delays in the past. If our foundries are unable to produce silicon wafers that meet our specifications, with acceptable yields, for a prolonged period, our operating results could be adversely affected.

     Substantially all of our revenues are derived from products based on a specialized silicon wafer manufacturing process technology called E to the power of 2 CMOS-Registered Trademark-. The reliable manufacture of high performance E to the power of 2 CMOS semiconductor wafers is a complicated and technically demanding process requiring:

     -    a high degree of technical skill;

     -    state-of-the-art equipment;

     -    the absence of defects in the masks used to print circuits on a wafer;

     - the elimination of minute impurities and errors in each step of the fabrication process; and

     - effective cooperation between the wafer supplier and the circuit designer.

     As a result, our foundries may experience difficulties in achieving acceptable quality and yield levels when manufacturing our silicon wafers.

OUR PRODUCTS MAY NOT BE COMPETITIVE IF WE ARE UNSUCCESSFUL IN MIGRATING OUR MANUFACTURING PROCESSES TO MORE ADVANCED TECHNOLOGIES.

In order to develop new products and maintain the competitiveness of existing products, we need to migrate to more advanced wafer manufacturing processes that utilize larger wafer sizes and smaller device geometries. We may also utilize additional foundries. Since we depend upon foundries to provide their facilities and support for our process technology development, we may experience delays in the availability of advanced wafer manufacturing process technologies at existing or new wafer fabrication facilities. As a result, volume production of our advanced E to the power of 2 CMOS-Registered Trademark- process technologies at the new fabs of Seiko Epson, the UMC Group or future foundries may not be achieved. This could have an adverse effect on our operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


WE MAY BE UNSUCCESSFUL IN DEFINING AND DEVELOPING NEW PRODUCTS REQUIRED TO MAINTAIN OR GROW OUR BUSINESS.

As a semiconductor company, we operate in a dynamic environment marked by rapid product obsolescence. Our future success depends on our ability to introduce new or improved products that meet customer needs while achieving acceptable margins. If we fail to introduce these new products in a timely manner or these products fail to achieve market acceptance, our business and financial condition will be adversely affected.

     The introduction of new products in a dynamic market environment presents significant business challenges. Product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technology developments.

     Our future revenue growth is dependent on market acceptance of our new proprietary ISP-TRADEMARK- product families and the continued market acceptance of our proprietary software development tools. The success of these products is dependent on a variety of specific technical factors including:

     -    successful product definition;

     -    timely and efficient completion of product design;

     - timely and efficient implementation of wafer manufacturing and assembly processes;

     -    product performance; and

     -    the quality and reliability of the product.

     If, due to these or other factors, our new ISP products do not achieve market acceptance, our business and financial condition will be adversely affected.

WE MAY EXPERIENCE UNEXPECTED DIFFICULTIES INTEGRATING VANTIS CORPORATION.

Integration of Vantis has begun (see Note 13 of Notes to Consolidated Financial Statements). If integration is unsuccessful, or more difficult, or more time consuming than originally planned, we may incur unexpected disruptions to our ongoing business. These disruptions may have an adverse effect on our operations and financial results. Further, the following specific factors may adversely affect our ability to smoothly and quickly integrate the business of Vantis:

     -    We may experience unexpected losses of key employees or customers;

     - We may experience difficulties and delays in conforming the standards, processes, procedures and controls of our two businesses;

     - We may experience unexpected costs and discover unexpected liabilities;

     - We may not receive product manufacturing and administrative services from Vantis's former parent corporation, AMD, at a level of quality and timeliness consistent with the historical delivery of this support;

     - We may not achieve expected levels of revenue growth, cost reduction and profitability improvement; and

     - We may not be able to coordinate our new product and process development in a way which permits us to bring new technologies to market in a timely manner.

CONTINUED DETERIORATION OF CONDITIONS IN ASIA MAY DISRUPT OUR EXISTING SUPPLY ARRANGEMENTS AND RESULT IN A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

Our two silicon wafer suppliers operate fabs located in Asia. Our finished silicon wafers are assembled and tested by independent subcontractors located in Hong Kong, Malaysia, the Philippines, South Korea and Taiwan. A prolonged interruption in our supply from any of these subcontractors could have an adverse effect on our operating results.

     Although we have yet not experienced significant supply interruptions, the economic, financial, social and political situation in Asia has recently been volatile. Financial difficulties, governmental actions or restrictions, prolonged work stoppages or any other difficulties experienced by these suppliers may disrupt our supply and could have an adverse effect on our operating results.Our wafer purchases from Seiko Epson are denominated in Japanese yen. The value of the dollar with respect to the yen has fluctuated in the past and may not remain stable in the future. Future substantial deterioration of dollar-yen exchange rates could have an adverse effect on our operating results.

EXPORT SALES ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES AND MAY DECLINE IN THE FUTURE DUE TO ECONOMIC AND GOVERNMENTAL UNCERTAINTIES.

Our export sales are affected by unique risks frequently associated with foreign economies including:

     -    changes in local economic conditions;

     -    exchange rate volatility;

     -    governmental controls and trade restrictions;

     - export license requirements and restrictions on the export of technology;

     -    political instability;

     -    changes in tax rates, tariffs or freight rates;

     -    interruptions in air transportation; and

     -    difficulties in staffing and managing foreign sales offices.

     For example, our export sales have recently been affected by the Asian economic crisis. Significant changes in the economic climate in the foreign countries where we derive our export sales could have an adverse effect on our operating results.

IF OUR ASSEMBLY AND TEST SUBCONTRACTORS EXPERIENCE QUALITY OR YIELD PROBLEMS, WE MAY FACE A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

We rely on subcontractors to assemble and test our devices with acceptable quality and yield levels. As is common in our industry, we have experienced quality and yield problems in the past. If we experience prolonged quality or yield problems in the future, there could be an adverse affect on our operating results.

     The majority of our revenue is derived from semiconductor devices assembled in advanced packages. The assembly of advanced packages is a complex process requiring:

     -    a high degree of technical skill;

     -    state-of-the-art equipment;

     - the absence of defects in lead frames used to attach semiconductor devices to the package;

     - the elimination of raw material impurities and errors in each step of the process; and

     - effective cooperation between the assembly subcontractor and the device manufacturer.

     As a result, our subcontractors may experience difficulties in achieving acceptable quality and yield levels when assembling and testing our semiconductor devices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY MAY LIMIT OUR ABILITY TO MAINTAIN OR GROW REVENUE AND PROFIT LEVELS DURING FUTURE INDUSTRY DOWNTURNS.

The semiconductor industry is highly cyclical, to a greater extent than other less dynamic or less technology-driven industries. In the past, our financial performance has been negatively affected by significant downturns in the semiconductor industry as a result of:

     - the cyclical nature of the demand for the products of semiconductor customers;

     -    general reductions in inventory levels by customers;

     -    excess production capacity; and

     -    accelerated declines in average selling prices.

     If these or other conditions in the semiconductor industry occur in the future, there could be an adverse effect on our operating results.

OUR STOCK PRICE MAY CONTINUE TO EXPERIENCE LARGE SHORT-TERM FLUCTUATIONS WHICH MAY RESULT IN INVESTORS LOSING ALL OR PART OF THEIR INVESTMENT.

In recent years, the price of our common stock has fluctuated greatly. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our common stock may continue to fluctuate greatly in the future due to a variety of company-specific factors, including:

     -    quarter-to-quarter variations in our operating results;

     - shortfalls in revenues or earnings from levels expected by securities analysts;

     - announcements of technological innovations or new products by other companies.

We may not be able to successfully compete in the highly competitive semiconductor industry.

The semiconductor industry is intensely competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing and sales resources. If we are unable to compete successfully in this environment, our future results will be adversely affected.

     The current level of competition in the programmable logic market is high and may increase as our market expands. We currently compete directly with companies that have licensed our products and technology or have developed similar products. We also compete indirectly with numerous semiconductor companies that offer products and solutions based on alternative technologies. These direct and indirect competitors are established multinational semiconductor companies as well as emerging companies. We also may experience significant competition from foreign companies in the future.

WE MAY FAIL TO RETAIN OR ATTRACT THE SPECIALIZED TECHNICAL AND MANAGEMENT PERSONNEL REQUIRED TO SUCCESSFULLY OPERATE OUR BUSINESS.

To a greater degree than most non-technology companies or larger technology companies, our future success depends on our ability to attract and retain highly qualified technical and management personnel. As a mid-sized company, we are particularly dependent on a relatively small group of key employees. Competition for skilled technical and management employees is intense within our industry. As a result, we may not be able to retain our existing key technical and management personnel. In addition, we may not be able to attract additional qualified employees in the future. If we are unable to retain existing key employees or are unable to hire new qualified employees, our operating results could be adversely affected.

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR FINANCIAL RESULTS AND COMPETITIVE POSITION MAY SUFFER.

Our success depends in part on our proprietary technology. However, we may fail to adequately protect this technology. As a result, we may lose our competitive position or face significant expense to protect or enforce our intellectual property rights.

     We intend to continue to protect our proprietary technology through patents, copyrights and trade secrets. Despite this intention, we may not be successful in achieving adequate protection. Claims allowed on any of our patents may not be sufficiently broad to protect our technology. Patents issued to us also may be challenged, invalidated or circumvented. Finally, our competitors may develop similar technology independently.

     Companies in the semiconductor industry vigorously pursue their intellectual property rights. If we become involved in protracted intellectual property disputes or litigation we may utilize substantial financial and management resources, which could have an adverse effect on our operating results. We may also be subject to future intellectual property claims or judgements. If these were to occur, we may not be able to obtain a license on favorable terms or without our operating results being adversely affected.

YEAR 2000 COMPLIANCE

The Company is currently working to address the potential impact of the Year 2000 on the processing of information by the Company's computerized systems, including interfaces to its business partners.

     In June 1999, the Company completed its planned Year 2000 compliance activities with respect to its products and internal systems, software, equipment and facilities. Based solely on these activities, management believes that all products and material internal systems, software, equipment and facilities are currently Year 2000 compliant. The Company does not anticipate that potential Year 2000 issues will have a material adverse impact on the Company's financial position or operating results. In aggregate, approximately $2 million in expenses were incurred to fund Year 2000 compliance activities.

     However, the Company could be adversely impacted if any of our critical business partners were to experience a severe business interruption due to a failure to address their internal Year 2000 issues in a timely manner. The most reasonably likely worst case Year 2000 scenario is a temporary disruption in supplier deliveries or customer shipments. If a severe disruption occurs in either of these two areas and is not corrected in a timely manner, a revenue or profit shortfall may result in the first half of calendar year 2000. Based solely on responses received to date from our business partners, the Company has no reason to believe that there will be such a material adverse impact. However, if the responses received from our business partners are inaccurate or happen to change, then there could be such a material adverse impact. Management plans to evaluate Year 2000 business interruption scenarios and develop appropriate contingency plans by September 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of April 3, 1999 and March 28, 1998, the Company's investment portfolio consisted of fixed income securities of $293.4 million and $245.5 million, respectively. As with all fixed income instruments, these securities are subject to interest rate risk and will decline in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10% from levels as of April 3, 1999 and March 28, 1998, the decline in the fair value of the portfolio would not be material. Further, the Company has the ability to hold its fixed income investments until maturity and, therefore, the Company would not expect to recognize such an adverse impact in income or cash flows.

     The Company has international subsidiary and branch operations. Additionally, the majority of the Company's silicon wafer purchases are denominated in Japanese yen. The Company is therefore subject to foreign currency rate exposure. To mitigate rate exposure with respect to yen-denominated wafer purchases, the Company maintains yen-denominated bank accounts and bills its Japanese customers in yen. The yen bank deposits are utilized to hedge yen-denominated wafer purchases against specific and firm wafer purchases. If the foreign currency rates fluctuate by 10% from rates at April 3, 1999 and March 28, 1998, the effect on the company's consolidated financial statements would not be material. However, there can be no assurance that there will not be a material impact in the future.

LIQUIDITY AND CAPITAL RESOURCES

As of April 3, 1999, the Company's principal source of liquidity was $319.4 million of cash and short-term investments, an increase of $52.3 million from the balance of $267.1 million at March 28, 1998. This increase was primarily the result of cash generated from operations and common stock issuance.

     Accounts receivable decreased $4.4 million, or 16%, as compared to the balance at March 28, 1998. This decrease was primarily due to lower revenue levels. Inventories decreased by $5.0 million, or 22%, versus amounts recorded at March 28, 1998 due to decreased production in response to lower revenue levels. Accounts payable and other accrued expenses remained approximately flat versus balances recorded at March 28, 1998, as decreased inventory expenditures were offset by the timing of payments of other expenses. Accrued payroll obligations increased $2.3 million, or 21%, as compared to the balance at March 28, 1998 due to timing of payments. Income taxes payable increased $0.8 million, or 18%, as compared to the balance at March 28, 1998 due to the timing of tax deductions and payments.

     Stockholders' equity increased by approximately $49.0 million, primarily due to net income of approximately $42.0 million for fiscal 1999 and net proceeds from common stock issuance. These combined net proceeds were partially offset by stock repurchases aggregating approximately $9.2 million.

     Capital expenditures were approximately $18.4 million, $18.8 million and $10.6 million for fiscal years 1999, 1998 and 1997, respectively. These consisted primarily of manufacturing test equipment, engineering equipment, buildings and building improvements. The increase in fiscal 1999 and 1998 capital expenditures as compared to fiscal 1997 was associated with construction in process of an additional corporate headquarters building and increased investment in manufacturing test equipment to support the growth in unit volumes of ISP products.

     The Company currently anticipates capital expenditures of approximately $20 to $25 million for the fiscal year ending April 1, 2000.

     The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese company, United Integrated Circuits Corporation ("UICC"), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company invested approximately $49.7 million between fiscal 1996 and fiscal 1998, for an approximate 10% equity interest in UICC and the right to receive a percentage of the facility's wafer production at market prices.

     In March 1997, the Company entered into an advance payment production agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, Epson Electronics America, Inc. ("EEA") under which it agreed to advance approximately $85 million, payable upon completion of specific milestones, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. The agreement calls for wafers to be supplied by Seiko Epson through EEA pursuant to purchase agreements with EEA. The Company also has an option under this agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment pursuant to this agreement, approximately $17.0 million, was made during fiscal 1997. During fiscal 1998, the Company made two additional payments aggregating approximately $34.2 million. As a result of anticipated future payments to Seiko Epson, the Company expects that its working capital will be reduced by approximately $34 million during fiscal 2000.

     On April 21, 1999, the Company announced a definitive agreement to acquire Vantis Corporation, a wholly owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), for approximately $500 million in cash, including the acquisition of an approximately $60 million in net tangible assets. This acquisition was completed June 15, 1999 and was financed with approximately $250 million in existing cash and $250 million in bank borrowings. Vantis Corporation designs, develops and markets programmable logic devices. The acquisition will be accounted for as a purchase.

     The Company believes that its existing sources of liquidity and expected cash generated from operations, along with the debt financing for the Vantis acquisition, will be adequate to fund the Company's anticipated cash needs for the next twelve months.

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

                            SELECTED FINANCIAL DATA

                                                                              YEAR ENDED
                                                -------------------------------------------------------------------------
                                                 APRIL 3,       MARCH 28,       MARCH 29,       MARCH 30,        APRIL 1,
(IN THOUSANDS, EXCEPT PER SHARE DATA)               1999            1998            1997            1996            1995
-------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue                                         $200,072        $245,894        $204,089        $198,167        $144,083

Costs and expenses:
   Cost of products sold                          78,440          98,883          83,736          82,216          58,936
   Research and development                       33,190          32,012          27,829          26,825          22,859
   Selling, general and administrative            36,818          39,934          33,558          31,323          25,020
                                                ------------------------------------------------------------------------
                                                 148,448         170,829         145,123         140,364         106,815
                                                ------------------------------------------------------------------------
Income from operations                            51,624          75,065          58,966          57,803          37,268
Interest and other income, net                    10,668          10,643           8,712           5,442           3,349
                                                ------------------------------------------------------------------------
Income before provision for income taxes          62,292          85,708          67,678          63,245          40,617
Provision for income taxes                        20,246          29,141          22,673          21,461          13,651
                                                ------------------------------------------------------------------------
Net income                                      $ 42,046        $ 56,567        $ 45,005        $ 41,784        $ 26,966
------------------------------------------------------------------------------------------------------------------------
Basic net income per share                      $   1.79        $   2.43        $   2.00        $   2.06        $   1.45
------------------------------------------------------------------------------------------------------------------------
Diluted net income per share                    $   1.77        $   2.37        $   1.96        $   1.99        $   1.41
------------------------------------------------------------------------------------------------------------------------
Shares used in per share calculations:
Basic net income                                  23,487          23,239          22,460          20,327          18,627
------------------------------------------------------------------------------------------------------------------------
Diluted net income                                23,819          23,894          22,973          20,979          19,164
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Working capital                                 $324,204        $283,678        $267,669        $244,649        $106,021
Total assets                                     540,896         489,066         403,462         342,935         192,917
Stockholders' equity                             483,734         434,686         360,491         298,768         157,797
------------------------------------------------------------------------------------------------------------------------


                                        YEAR ENDED APRIL 3, 1999                  YEAR ENDED MARCH 28, 1998
                                ------------------------------------------------------------------------------------
                                FOURTH     THIRD      SECOND     FIRST      FOURTH     THIRD      SECOND     FIRST
                                QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
--------------------------------------------------------------------------------------------------------------------
UNAUDITED QUARTERLY DATA:

Revenue                         $53,788    $50,168    $48,088    $48,028    $60,168    $60,038    $64,068    $61,620
Gross profit                    $33,045    $30,623    $29,045    $28,919    $36,071    $36,183    $38,165    $36,592
Net income                      $11,848    $10,513    $ 9,870    $ 9,816    $13,818    $13,651    $14,930    $14,168
Basic net income per share      $  0.50    $  0.45    $  0.42    $  0.42    $  0.59    $  0.58    $  0.64    $  0.62
Diluted net income per share    $  0.49    $  0.45    $  0.42    $  0.41    $  0.58    $  0.57    $  0.62    $  0.60
--------------------------------------------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEET

                                                                     APRIL 3,    MARCH 28,
(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)                     1999         1998
------------------------------------------------------------------------------------------
                                   Assets
Current assets:
   Cash and cash equivalents                                         $ 79,301    $ 60,344
   Short-term investments                                             240,133     206,766
   Accounts receivable, net                                            23,788      28,229
   Inventories (note 2)                                                17,683      22,647
   Prepaid expenses and other current assets                            6,061       5,572
   Deferred income taxes (note 6)                                      14,400      14,500
                                                                     --------------------
      Total current assets                                            381,366     338,058
Foundry investments, advances and other
assets (notes 4 and 8)                                                114,537     114,338
Property and equipment, less accumulated
depreciation (note 3)                                                  44,993      36,670
                                                                     --------------------
                                                                     $540,896    $489,066
-----------------------------------------------------------------------------------------

                    Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued expenses (note 8)                    $ 18,611    $ 18,196
   Accrued payroll obligations                                         13,573      11,231
   Income taxes payable (note 6)                                        4,985       4,210
   Deferred income                                                     19,993      20,743
                                                                     --------------------
   Total current liabilities                                           57,162      54,380
                                                                     --------------------
Commitments and contingencies (notes 4, 5, 8, 9 and 10)                  --          --
Stockholders' equity (note 7):
   Preferred stock, $.01 par value, 10,000,000 shares authorized;
   none issued and outstanding                                           --          --

   Common stock, $.01 par value, 100,000,000 shares authorized;
   23,597,236 and 23,428,072 shares issued and outstanding                236         234

   Paid-in capital                                                    223,290     216,290

   Retained earnings                                                  260,208     218,162
                                                                     --------------------
                                                                      483,734     434,686
                                                                     --------------------
                                                                     $540,896    $489,066
-----------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                       YEAR ENDED
                                                           ------------------------------------
                                                            APRIL 3,     MARCH 28,    MARCH 29,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1999          1998         1997
-----------------------------------------------------------------------------------------------
Revenue                                                   $ 200,072     $ 245,894    $ 204,089
Costs and expenses:
   Cost of products sold (note 8)                            78,440        98,883       83,736
   Research and development                                  33,190        32,012       27,829
   Selling, general and administrative (note 11)             36,818        39,934       33,558
                                                          ------------------------------------
                                                            148,448       170,829      145,123
                                                          ------------------------------------
Income from operations                                       51,624        75,065       58,966
Other income (expense):
   Interest income                                           11,279        10,277        8,886
   Other income (expense), net                                 (611)          366         (174)
                                                          ------------------------------------
Income before provision for income taxes                     62,292        85,708       67,678
Provision for income taxes (note 6)                          20,246        29,141       22,673
                                                          ------------------------------------
Net income                                                $  42,046     $  56,567    $  45,005
----------------------------------------------------------------------------------------------
Basic net income per share                                $    1.79     $    2.43    $    2.00
----------------------------------------------------------------------------------------------
Diluted net income per share                              $    1.77     $    2.37    $    1.96
----------------------------------------------------------------------------------------------
Shares used in per share calculations:
Basic net income                                             23,487        23,239       22,460
----------------------------------------------------------------------------------------------
Diluted net income                                           23,819        23,894       22,973
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                            COMMON STOCK
                                        --------------------
                                          ($.01 PAR VALUE)         PAID-IN      RETAINED
(IN THOUSANDS, EXCEPT PAR VALUE)        SHARES        AMOUNT       CAPITAL      EARNINGS        TOTAL
-----------------------------------------------------------------------------------------------------
Balances, March 30, 1996                22,123     $     221     $ 181,957     $ 116,590    $ 298,768
Common stock issued                        755             8        10,516            --       10,524
Tax benefit of option exercises             --            --         6,179            --        6,179
Other comprehensive income                  --            --            15            --           15
Net income for fiscal 1997                  --            --            --        45,005       45,005
                                        -------------------------------------------------------------
Balances, March 29, 1997                22,878           229       198,667       161,595      360,491
Common stock issued                        550             5        12,546            --       12,551
Tax benefit of option exercises             --            --         5,225            --        5,225
Other comprehensive income (loss)           --            --          (148)           --         (148)
Net income for fiscal 1998                  --            --            --        56,567       56,567
                                        -------------------------------------------------------------
Balances, March 28, 1998                23,428           234       216,290       218,162      434,686
Common stock issued                        507             5        11,207            --       11,212
Repurchase of common stock                (338)           (3)       (9,155)           --       (9,158)
Tax benefit of option exercises             --            --         4,888            --        4,888
Other comprehensive income                  --            --            60            --           60
Net income for fiscal 1999                  --            --            --        42,046       42,046
                                        -------------------------------------------------------------
Balances, April 3, 1999                 23,597     $     236     $ 223,290     $ 260,208    $ 483,734
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       YEAR ENDED
                                                           -----------------------------------
                                                            APRIL 3,    MARCH 28,    MARCH 29,
(IN THOUSANDS)                                                 1999         1998         1997
----------------------------------------------------------------------------------------------
Cash flow from operating activities:
   Net income                                              $ 42,046     $ 56,567     $ 45,005
   Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
      Depreciation and amortization                          10,064        9,558        8,629
      Deferred income taxes                                     100       (2,775)      (2,025)
      Changes in assets and liabilities:
         Accounts receivable                                  4,441       (2,289)      (3,056)
         Inventories                                          4,964        5,162       (6,048)
         Prepaid expenses and other current assets             (489)      (2,654)        (750)
         Foundry investments, advances and other assets        (199)     (25,154)      (7,439)
         Accounts payable and accrued expenses                  415        3,920         (739)
         Accrued payroll obligations                          2,342        1,583        2,192
         Income taxes payable                                   775        3,428       (4,018)
         Deferred income                                       (750)       2,478        1,369
                                                            ----------------------------------
            Net cash provided by operating activities        63,709       49,824       33,120
                                                            ----------------------------------
Cash flow from investing activities:
   Purchase of short-term investments, net                  (33,367)     (32,068)     (14,128)
   Foundry investments                                           --      (10,164)     (25,800)
   Capital expenditures                                     (18,387)     (18,825)     (10,561)
                                                            ----------------------------------
            Net cash used by investing activities           (51,754)     (61,057)     (50,489)
                                                            ----------------------------------
Cash flow from financing activities:
   Repurchase of common stock, net                           (9,158)          --           --
   Net proceeds from issuance of common stock                16,160       17,628       16,718
                                                            ----------------------------------
            Net cash provided by financing activities         7,002       17,628       16,718
                                                            ----------------------------------
Net increase (decrease) in cash and cash equivalents         18,957        6,395         (651)
Beginning cash and cash equivalents                          60,344       53,949       54,600
                                                            ----------------------------------
Ending cash and cash equivalents                           $ 79,301     $ 60,344     $ 53,949
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Lattice Semiconductor Corporation, (the "Company"), founded in 1983 and based in Hillsboro, Oregon, designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. The Company is the inventor and world's leading supplier of in-system programmable ("ISP-TM-") logic devices. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. The Company's end customers are primarily original equipment manufacturers ("OEMs") of communications, computing, industrial controls and military systems. Approximately one-half of the Company's revenue is derived from export sales, mainly to Europe and Asia.

FISCAL REPORTING PERIOD AND PRINCIPLES OF CONSOLIDATION The Company reports on a 52 or 53 week fiscal year, which ends on the Saturday closest to March 31. The fiscal year ended April 3, 1999 was a 53 week fiscal year. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly owned foreign subsidiaries, Lattice GmbH, Lattice Semiconducteurs SARL, Lattice Semiconductor KK, Lattice Semiconductor Shanghai Co., Ltd., Lattice Semiconductor Asia Ltd., Lattice Semiconductor International Ltd., Lattice Semiconductor UK Ltd. and Lattice Semiconductor AB. The assets, liabilities, and results of operations of these entities were not material for any of the years presented in the consolidated financial statements and all intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which are relatively less liquid and have maturities of less than one year, are composed of corporate auction preferred stocks ($131.4 million), municipal and local government obligations ($64.8 million), Federal agency obligations ($16.9 million), time deposits ($16.9 million) and commercial paper ($10.1 million) at April 3, 1999.

     The Company accounts for its short-term investments as held- to-maturity, which are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at April 3, 1999.

FINANCIAL INSTRUMENTS All of the Company's significant financial assets and liabilities are recognized in the Consolidated Balance Sheet as of April 3, 1999 and March 28, 1998. The carrying value of the Company's financial instruments approximate current market value except foundry equity investments in Taiwan which are either not readily marketable or where market prices are not necessarily indicative of realizable value. The Company estimates the fair value of its cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

DERIVATIVE FINANCIAL INSTRUMENTS In order to minimize exposure to foreign exchange risk with respect to its long-term investments made with foreign currencies as further described in note 4 of notes to consolidated financial statements, the Company has at times entered into foreign forward exchange contracts in order to hedge these transactions. These contracts are accounted for as identifiable hedges against firm Company commitments. Realized gain or loss with respect to these contracts for the fiscal periods presented was not material. As of April 3, 1999, the Company had no open foreign exchange contracts for the purchase or sale of foreign currencies. The Company does not enter into derivative financial instruments for trading purposes.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE Revenue from sales to OEM customers is recognized upon shipment. Certain of the Company's sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowance for doubtful accounts of $881,000 and $797,000 at April 3, 1999 and March 28, 1998, respectively.

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

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and software and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

TRANSLATION OF FOREIGN CURRENCIES The Company translates accounts denominated in foreign currencies in accordance with SFAS 52, "Foreign Currency Translation." Translation adjustments related to the consolidation of foreign subsidiary financial statements have not been significant to date.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION The Company accounts for its employee and director stock options and employee stock purchase plan in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." During 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123, effective for fiscal years beginning after December 31, 1995, provides an alternative to APB 25, but allows companies to account for employee and director stock-based compensation under the current intrinsic value method as prescribed by APB 25. The Company has continued to account for its employee and director stock plans in accordance with APB 25. Additional pro forma disclosures as required under SFAS 123 are presented in note 7 of notes to consolidated financial statements.

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

                                              YEAR ENDED
                                     -------------------------------
(IN THOUSANDS,                       APRIL 3,   MARCH 28,  MARCH 29,
EXCEPT FOR PER SHARE DATA)              1999       1998       1997
--------------------------------------------------------------------
Basic and diluted net income         $42,046    $56,567    $45,005
-------------------------------------------------------------------
Shares used in basic net income
per share calculations                23,487     23,239     22,460
Dilutive effect of stock options
and warrants                             332        655        513
-------------------------------------------------------------------
Shares used in diluted net income
per share calculations                23,819     23,894     22,973
-------------------------------------------------------------------
Basic net income per share           $  1.79    $  2.43    $  2.00
-------------------------------------------------------------------
Diluted net income per share         $  1.77    $  2.37    $  1.96
-------------------------------------------------------------------

STATEMENT OF CASH FLOWS Income taxes paid approximated $16.4 million, $23.1 million and $22.6 million in fiscal 1999, 1998, and 1997, respectively. Interest paid does not differ materially from interest expense, which aggregated approximately $273,000, $83,000 and $152,000 in fiscal 1999, 1998 and 1997, respectively.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Net Income." Under SFAS 130, the Company is required to report comprehensive income and its components in its consolidated financial statements, in addition to net income. For the Company, comprehensive income consists principally of net income. However, it also consists of translation of net assets held in foreign subsidiaries and other minor items. This portion of comprehensive income is included in the accompanying Consolidated Statement of Changes in Stockholders' Equity as "Other comprehensive income." The Company adopted this pronouncement in the first quarter of fiscal 1999.

     Also in June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." This pronouncement, which supercedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way companies report information about operating segments for the fiscal years beginning after December 15, 1997. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted this pronouncement in fiscal 1999.

     In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". In addition to prescribing accounting treatment for these costs, the SOP also provides guidance related to the accounting for costs incurred for software upgrades and enhancements. This pronouncement was adopted during fiscal 1999 and did not have a significant impact on the consolidated financial statements.

     In June 1998, the FASB issued SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS 133 establishes new accounting treatment for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. For the Company, this pronouncement will be effective in fiscal year 2002, and is not anticipated to have a material effect on the consolidated financial statements.

NOTE 2. INVENTORIES

                     APRIL 3,   MARCH 28,
(IN THOUSANDS)          1999       1998
----------------------------------------
Work in progress     $10,956    $12,675
Finished goods         6,727      9,972
                     ------------------
                     $17,683    $22,647
----------------------------------------


NOTE 3. PROPERTY AND EQUIPMENT

                                              APRIL 3,  MARCH 28,
(IN THOUSANDS)                                   1999       1998
------------------------------------------------------------------
Land                                         $   2,099   $   2,098
Buildings                                        7,135       7,135
Construction in progress                        18,768       6,750
Computer and test equipment                     68,017      62,863
Office furniture and equipment                   3,116       3,054
Leasehold and building improvements              2,643       2,547
                                             ---------------------
                                               101,778      84,447
Accumulated depreciation and amortization      (56,785)    (47,777)
                                             ---------------------
                                             $  44,993   $  36,670
------------------------------------------------------------------

NOTE 4. FOUNDRY INVESTMENTS, ADVANCES AND OTHER ASSETS

                                             APRIL 3,    MARCH 28,
(IN THOUSANDS)                                  1999         1998
------------------------------------------------------------------
Foundry investments and other assets         $ 63,275     $ 63,076
Wafer supply advances                          51,262       51,262
                                             ---------------------
                                             $114,537     $114,338
------------------------------------------------------------------


The Company entered into a series of agreements with United Microelectronics Corporation ("UMC") in September 1995 pursuant to which the Company agreed to join UMC and several other companies to form a separate Taiwanese corporation, ("UICC"), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, the Company invested approximately $49.7 million between fiscal 1996 and fiscal 1998 for an approximate 10% equity interest in the corporation and the right to receive a percentage of the facility's wafer production at market prices. This investment is accounted for at cost.

     In October 1997, the above joint venture foundry was substantially destroyed by fire. UMC, the majority owner of UICC, has informed the Company that this loss has been substantially recovered by an insurance settlement and additional investment income. Presently, the Board of UICC is considering options ranging from rebuilding the foundry to dissolving UICC. Management believes that UMC will continue to make alternative foundry capacity available to the Company. Considering these circumstances, management believes the UICC investment is not impaired. See note 13.

     In July 1994, the Company signed an agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, Epson Electronics America, Inc. ("EEA"), under which it advanced $44 million to be used to finance additional sub-micron wafer manufacturing capacity and technological development. The advance was completely repaid in the form of semiconductor wafers over a multi-year period ending in fiscal 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In March 1997, the Company entered into a second advance payment production agreement with Seiko Epson and EEA under which it agreed to advance approximately $85 million, payable upon completion of specific milestones, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. No interest income is recorded. The agreement calls for wafers to be supplied by Seiko Epson through EEA pursuant to purchase agreements with EEA. The Company also has an option under the agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment under this agreement, approximately $17.0 million, was made during fiscal 1997. During fiscal 1998, the Company made two additional payments aggregating approximately $34.2 million.

NOTE 5. LEASE OBLIGATIONS

Certain facilities and equipment of the Company are leased under operating leases, which expire at various times through fiscal 2001. Rental expense under the operating leases was approximately $1,200,000, $1,026,000 and $984,000 for fiscal 1999, 1998 and 1997, respectively. Future minimum lease commitments at April 3, 1999 are as follows:

Fiscal Year       (in thousands)
--------------------------------
2000                  $ 1,203
2001                      947
                      -------
                      $ 2,150
--------------------------------

NOTE 6. INCOME TAXES

The components of the provision for income taxes for fiscal 1999, 1998 and 1997 are presented in the following table:

                                     YEAR ENDED
                        ----------------------------------
                        APRIL 3,     MARCH 28,   MARCH 29,
(IN THOUSANDS)              1999         1998         1997
----------------------------------------------------------
Current:
   Federal              $ 18,678     $ 29,204     $ 22,308
   State                   1,468        2,712        2,390
                        ----------------------------------
                          20,146       31,916       24,698
                        ----------------------------------
Deferred:
   Federal                    93       (2,539)      (1,829)
   State                       7         (236)        (196)
                        ----------------------------------
                             100       (2,775)      (2,025)
                        ----------------------------------
                        $ 20,246     $ 29,141     $ 22,673
----------------------------------------------------------

Foreign income taxes were not significant for the fiscal years presented

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                 YEAR ENDED
                                       -----------------------------------
                                       APRIL 3,    MARCH 28,    MARCH 29,
(IN THOUSANDS)                             1999         1998         1997
--------------------------------------------------------------------------
Computed income tax expense
at the statutory rate                  $ 21,802     $ 29,998     $ 23,687
Adjustments for tax effects of:
   State taxes, net                       1,478        2,402        2,048
   Research and development credits        (270)        (154)         (62)
   Nontaxable investment income          (3,037)      (3,009)      (2,579)
   Other                                    273          (96)        (421)
                                       -----------------------------------
                                       $ 20,246     $ 29,141     $ 22,673
--------------------------------------------------------------------------

The components of the Company's net deferred tax asset are as follows:

                                          APRIL 3,      MARCH 28,
(IN THOUSANDS)                               1999           1998
----------------------------------------------------------------
Deferred income                           $ 7,547       $ 7,934
Expenses and allowances not currently
deductible                                  8,508         8,357
                                          ---------------------
Total deferred tax assets                  16,055        16,291
Valuation allowance                        (1,655)       (1,791)
                                          ---------------------
                                          $14,400       $14,500
----------------------------------------------------------------


The valuation allowance is recorded to reduce deferred tax assets which can only be realized by earning taxable income in distant future years. Management established the valuation allowance because it cannot determine if it is more likely than not that such income will be earned.

NOTE 7. STOCKHOLDERS' EQUITY

COMMON STOCK On June 12, 1998, the Company's Board of Directors authorized management to repurchase up to 1.2 million shares of the Company's common stock. As of April 3, 1999, the Company had repurchased 337,500 shares at an aggregate cost of approximately $9.2 million.

STOCK WARRANTS As of April 3, 1999, the Company has issued to a vendor warrants to purchase 633,192 shares of common stock. Of this amount, 464,125 warrants were issued and 340,500 exercised prior to fiscal 1997. During fiscal 1997, 67,419 warrants were issued and none were exercised. During fiscal 1998, a warrant was issued to purchase 51,550 shares of common stock, earned ratably from March 1997 through February 1998. Additionally, the vendor exercised warrants for 123,625 shares at an average exercise price of $18.77 per share. During fiscal 1999, a warrant was issued to purchase 50,098 shares of common stock, earned ratably from March 1998 to February 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLANS As of April 3, 1999, the Company had reserved 2,000,000 and 5,775,000 shares of common stock for issuance to officers and key employees under the 1996 Stock Option Plan and 1988 Stock Option Plan, respectively. The 1996 Plan options generally vest over four years in increments as determined by the Board of Directors and have terms up to ten years. The 1988 Plan options are exercisable immediately and have terms up to ten years. The transfer of certain shares of common stock acquired through the exercise of 1988 Plan stock options is restricted under stock vesting agreements that grant the Company the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, the Company's repurchase rights lapse quarterly over four years.

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

The following table summarizes the Company's stock option activity and related information for the past three years:

                                                                                YEAR ENDED
                                              --------------------------------------------------------------------------------
                                                      APRIL 3,                   MARCH 28,                   MARCH 29,
                                                         1999                        1998                        1997
------------------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                                 NUMBER OF     AVERAGE      NUMBER OF      AVERAGE       NUMBER OF     AVERAGE
                                              SHARES UNDER    EXERCISE   SHARES UNDER     EXERCISE    SHARES UNDER    EXERCISE
(NUMBER OF SHARES IN THOUSANDS)                     OPTION       PRICE         OPTION        PRICE          OPTION       PRICE
------------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of
  fiscal year                                       2,756       $40.38         2,290       $27.50          2,330        $22.20
Options granted                                     1,688        31.96           983        63.13            827         30.82
Options canceled                                   (1,068)       58.82          (134)       39.78           (176)        28.31
Options exercised                                    (439)       23.08          (383)       21.76           (691)        13.31
                                                  ----------------------------------------------------------------------------
Options outstanding at end of fiscal year           2,937       $31.42         2,756       $40.38          2,290        $27.50
------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at April 3, 1999:

                                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                    ---------------------------------------------------------------------
                                                       WEIGHTED-
                                                         AVERAGE     WEIGHTED-                  WEIGHTED-
(NUMBER OF SHARES IN THOUSANDS)                        REMAINING       AVERAGE                    AVERAGE
                                    NUMBER OF      CONTRACT LIFE      EXERCISE     NUMBER OF     EXERCISE
RANGE OF EXERCISE PRICES               SHARES         (IN YEARS)         PRICE        SHARES        PRICE
---------------------------------------------------------------------------------------------------------
$16.38 - $28.13                         729               1.03         $25.77          513        $24.81
$31.00 - $31.49                         919               3.61          31.00           39         31.00
$31.50 - $32.88                         911               2.35          31.56          333         31.63
$33.56 - $37.00                         274               1.20          35.76          172         36.28
$51.88 - $66.25                         104               2.46          62.05           36         62.66
                                    --------------------------------------------------------------------
                                      2,937               2.31         $31.42        1,093        $30.16
---------------------------------------------------------------------------------------------------------

     Effective November 10, 1998, the Company offered employees the choice of exchanging certain previously granted stock options for new stock options. The new stock options have an exercise price of $31.00, the fair value of the Company's common stock on the effective date, and vest over four years from the effective date. As a result, approximately 941,970 options were exchanged. The exchanged stock options had a weighted average exercise price of $61.46.

STOCK PURCHASE PLAN The Company's employee stock purchase plan was approved by the stockholders in August 1990, and became effective January 1, 1991. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 700,000 shares authorized to be issued under the plan, 64,009, 34,945 and 57,421 shares were issued during fiscal 1999, 1998 and 1997, respectively, and 208,855 shares were available for issuance at April 3, 1999.

PRO FORMA DISCLOSURES The Company accounts for its stock options and employee stock purchase plan in conformity with APB 25 and has

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adopted the additional proforma disclosure provisions of SFAS 123.

The fair value, as defined by SFAS 123, for stock options and employee stock plan purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                    GRANTS FOR YEARS ENDED
                                         ------------------------------------------------
                                          APRIL 3,         MARCH 28,          MARCH 29,
                                             1999              1998               1997
-----------------------------------------------------------------------------------------
Stock options:
   Expected volatility                        43.9%             48.6%             46.4.%
   Risk-free interest rate                     4.7%              5.6%              6.1%
   Expected life from vesting date       1.3 years         1.2 years         0.9 years
   Dividend yield                                0%                0%                0%
Stock purchase rights:
   Expected volatility                        43.6%             36.0%             36.7%
   Risk-free interest rate                     4.8%              5.9%              5.3%
   Expected life                          6 months          6 months          6 months
   Dividend yield                                0%                0%                0%
-----------------------------------------------------------------------------------------

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

     The resultant grant date weighted-average fair values calculated using the Black-Scholes option pricing model and the noted assumptions for stock options granted was $10.37, $25.20 and $11.54, and for stock purchase rights $9.53, $12.30 and $6.80, for fiscal 1999, 1998 and 1997, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                   YEAR ENDED
                                         -------------------------------
                                         APRIL 3,   MARCH 28,  MARCH 29,
(IN THOUSANDS, EXCEPT PER SHARE DATA)       1999        1998       1997
------------------------------------------------------------------------
Pro forma net income                      $32,425    $48,777   $40,681
Pro forma basic earnings per share        $  1.38    $  2.10   $  1.81
Pro forma diluted earnings per share      $  1.37    $  2.05   $  1.78
------------------------------------------------------------------------

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

NOTE 8. TRANSACTIONS WITH PRINCIPAL SUPPLIERS

The majority of the Company's silicon wafers are currently manufactured by Seiko Epson in Japan and are sold to the Company through Seiko Epson's affiliated U.S. distributor, EEA. In connection with the series of agreements entered into with UMC as described in note 4 of notes to consolidated financial statements, the Company currently receives production wafers. A significant interruption in supply from Seiko Epson through EEA, or from UMC, would have a material adverse effect on the Company's business.

     The Company has signed two advance payment production agreements with Seiko Epson and EEA, in July 1994 and March 1997, respectively, under which it has advanced or will advance cash to be used in conjunction with the construction of additional wafer capacity, with the advances being repaid in the form of semiconductor wafers over a multi-year period. These transactions are more fully described in note 4 of notes to consolidated financial statements.

     The Company continues to purchase a portion of its wafer supply from Seiko Epson for cash using commercial terms. Wafer purchases totaled $20.8 million, $20.9 million and $22.8 million for fiscal 1999, 1998 and 1997, respectively. Accounts payable and accrued expenses at April 3, 1999 and March 28, 1998 include $3.4 and $4.5 million, respectively, due this vendor. Open purchase commitments to this vendor approximated $9.2 million at April 3, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLAN The Company initiated a profit sharing plan effective April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of the operating income of the Company, as defined and calculated at the end of the second and fourth quarter of each fiscal year for each respective six-month period, is paid equally to qualified employees. In fiscal 1999, 1998 and 1997, approximately $2.1 million, $3.0 million and $2.4 million, respectively, were charged against operations in connection with the plan.

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

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is exposed to certain asserted and unasserted potential claims. Patent and other proprietary rights infringement claims are common in the semiconductor industry. There can be no assurance that, with respect to potential claims made against the Company, the Company could obtain a license on terms or under conditions that would not have a material adverse effect to the Company.

NOTE 11. RELATED PARTY

Larry W. Sonsini is a member of the Company's Board of Directors and is presently the Chairman of the Executive Committee of Wilson Sonsini Goodrich & Rosati, a law firm that provides corporate legal services to the Company. Legal services billed to the Company aggregated approximately $61,000, $51,000 and $61,000, respectively, for fiscal 1999, 1998 and 1997. Amounts payable to the law firm were not significant at April 3, 1999 or March 28, 1998.

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment comprising the design, development, manufacture and marketing of high performance programmable logic devices. The Company's sales by major geographic area were as follows:

                                   YEAR ENDED
                    ---------------------------------------
                    APRIL 3,       MARCH 28,      MARCH 29,
(IN THOUSANDS)         1999            1998           1997
-----------------------------------------------------------
United States       $100,778       $120,278       $104,249
Export sales:
   Europe             53,649         61,243         39,863
   Asia               34,680         55,853         52,624
   Other              10,965          8,520          7,353
                    --------       --------       --------
                      99,294        125,616         99,840
                    --------       --------       --------
                    $200,072       $245,894       $204,089
-----------------------------------------------------------

More than 90% of the Company's property and equipment is located in the United States. Other long-lived assets located outside the United States consist primarily of the foundry investments and advances described in note 4 of notes to consolidated financial statements.

No individual customer accounted for more than 10% of revenue in fiscal 1999, 1998 or 1997. No export sales to customers or distributors of any individual country accounted for more than 10% of revenue in fiscal 1999, 1998 or 1997.

NOTE 13. SUBSEQUENT EVENTS

On April 21, 1999, the Company announced a definitive agreement to acquire Vantis Corporation, a wholly owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), for $500 million in cash, including the acquisition of an estimated $60 million in net tangible assets. This acquisition was completed June 15, 1999 and was financed with approximately $250 million in existing cash and $250 million in bank borrowings. Vantis Corporation designs, develops and markets programmable logic devices. The acquisition will be accounted for as a purchase.

In June 1999, the Boards of UMC and UICC (see note 4) voted to merge UICC into UMC. The matter is scheduled for a shareholder vote in July 1999. The Company is assured by UMC that capacity rights will be preserved after the proposed merger.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lattice Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries at April 3, 1999 and March 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Portland Oregon,
April 21, 1999, except as to Note 13, which is as of June 15, 1999

                              CORPORATE DIRECTORY

BOARD OF DIRECTORS
Cyrus Y. Tsui
Chairman of the Board, President and Chief
Executive Officer

Mark O. Hatfield
Former U.S. Senator

Daniel S. Hauer(1)
Consultant to EEA
Electronics America, Inc.

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

Randy D. Baker
Vice President, Manufacturing

Martin R. Baker
Vice President and General Counsel

Albert L. Chan
Vice President and General Manager
Lattice Silicon Valley

Thomas J. Kingzett
Vice President, Reliability and Quality
Assurance

Stanley J. Kopec
Vice President, Corporate Marketing

Rodney F. Sloss
Vice President, Finance

Kenneth K. Yu
Vice President and Managing Director,
Lattice Asia

Technology Advisor to the Office
of the President

CORPORATE HEADQUARTERS
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon 97124-6421
Telephone:  (503) 268-8000
Facsimile:  (503) 268-8347

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
Palo Alto, California

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Portland, Oregon

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
or
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645
TDD for Hearing Impaired:
(800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders
(201) 329-8354
Website Address:
www.chasemellon.com

ANNUAL MEETING

The annual meeting of stockholders for Lattice Semiconductor
Corporation will be held at the Embassy Suites Hotel, 9000 S.W. Washington Square Road, Tigard, Oregon 99223 on Monday, August 9, 1999, at 1:00 PM.

FORM 10-K

Financial information, including the Company's Annual Report on Form
10-K as filed with the Securities and Exchange Commission, and on quarterly operating results is available by accessing our investor relations web site located at http://www.lscc.com or on request by telephoning the Lattice shareholder relations department.

COMMON STOCK
Lattice Semiconductor Corporation's common stock is traded on the NASDAQ National Market System under the symbol "LSCC."

STOCK PRICE HISTORY
The Company's common stock is traded on the over-the-counter market and prices are quoted on the NASDAQ National Market System under the symbol "LSCC." The following table sets forth the high and low sale prices for the last two fiscal years.

                            Low       High
-------------------------------------------
Fiscal 1998:
First Quarter              41 1/2    62 5/8
Second Quarter             54 7/8    74 1/2
Third Quarter              45        67 1/2
Fourth Quarter             39 3/4    57

Fiscal 1999:
First Quarter              25 5/8    54 5/8
Second Quarter             23 1/4    36 5/8
Third Quarter              18 7/8    46 1/2
Fourth Quarter             37 3/4    56 5/16