Form 10-K405/A, Exhibit 13
period 1999-04-03
LATTICE SEMICONDUCTOR CORP
filed 1999-07-27
CIK 855658

                                                                  Exhibit 13.1

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

Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. We are the inventor and world's leading supplier of in-system programmable ("ISP-TM-") PLDs. We introduced ISP devices to the industry in 1992. In June 1999, we acquired Vantis, the Corporation that invented the PLD. With double the engineering and sales resources, the combined Company will focus on developing and delivering innovative programmable products to a complementary customer base. Our products are sold worldwide through an extensive network of independent sales representatives and distributors, primarily to original equipment manufacturers ("OEMs") of communication, computing, industrial and military systems. Lattice was founded in 1983 and is based in Hillsboro, Oregon.

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

Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices ("PLDs") and related development system software. PLDs are standard semiconductor components that can be configured by the end customer as specific logic functions, enabling shorter design cycle times and reduced development costs. We are the inventor and world's leading supplier of in-system programmable ("ISP-TM-") PLDs. We introduced ISP devices to the industry in 1992. In June 1999, we acquired Vantis, the Corporation that invented the PLD. With double the engineering and sales resources, the combined Company will focus on developing and delivering innovative programmable products to a complementary customer base. Our products are sold worldwide through an extensive network of independent sales representatives and distributors, primarily to original equipment manufacturers ("OEMs") of communication, computing, industrial and military systems. Lattice was founded in 1983 and is based in Hillsboro, Oregon.

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

Fiscal 1999 revenue as compared to fiscal 1998 was negatively impacted by a decline in demand from Asia due to the economic crisis in that region. Furthermore, revenue in all geographies was negatively impacted by a decline in demand for our non-ISP product families. Our revenue growth in fiscal 1998 was the result of sales increases of ISP products. Revenue from ISP products was approximately 72%, 65% and 48% of total revenue for fiscal 1999, 1998 and 1997, respectively. The remainder of our revenue was derived from non-ISP product families.








Our sales by geographic area were as follows:


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


Revenue from export sales was approximately 50%, 51% and 49% of total revenue for fiscal 1999, 1998 and 1997, respectively. We expect export sales to continue to represent a significant portion of revenue. See "Factors Affecting Future Results."

The average selling price of our products was flat in fiscal 1999 as compared to fiscal 1998. The average selling price increased in fiscal 1998 as compared to fiscal 1997. This change was due primarily to an increased proportion of ISP products in our revenue mix. Although selling prices of mature products generally decline over time, this decline is at times offset by higher selling prices of new products. Our ability to maintain or increase the level of our average selling price is dependent on the continued development, introduction and market acceptance of new products. See "Factors Affecting Future Results."

GROSS MARGIN Our gross margin as a percentage of revenue was 61%, 60% and 59% for fiscal years 1999, 1998 and 1997, respectively. The improvement was primarily due to an improvement in product mix and reductions in our manufacturing costs. Reductions in manufacturing costs resulted primarily from yield improvements, migration of products to more advanced technologies and smaller die sizes, and wafer price reductions.

RESEARCH AND DEVELOPMENT Research and development expense was $33.2 million, $32.0 million and $27.8 million in fiscal 1999, 1998 and 1997, respectively. Spending increases resulted primarily from the development of new products, including our ISP families and related software development tools. We believe that a continued commitment to research and development is essential in order to maintain product leadership in our existing product families and to provide innovative new product offerings, and therefore expect to continue to make significant future investments in research and development.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expense was $36.8 million, $39.9 million and $33.6 million in fiscal 1999, 1998 and 1997, respectively. The decrease in fiscal 1999 expense as compared to fiscal 1998 was primarily due to decreased sales commissions associated with lower revenue levels. The increase in fiscal 1998 expenses as compared to fiscal 1997 was primarily due to expansion of our sales force and increased sales commissions associated with higher revenue levels.

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

PROVISION FOR INCOME TAXES Our effective tax rate was 32.5%, 34.0% and 33.5% for fiscal 1999, 1998 and 1997, respectively. The fiscal 1999 and 1998 rate changes were due primarily to changes in the proportion of tax-exempt interest income included in our overall net income. The fiscal 1999 rate was also favorably impacted by reduced state taxes resulting from the increased realization of tax credits.

Deferred tax asset valuation allowances are recorded to offset deferred tax assets that can only be realized by earning taxable income in distant future years. We established the valuation allowances because we cannot determine if it is more likely than not that such income will be earned.

NET INCOME Net income decreased 26%, from $56.6 million to $42.0 million, from fiscal 1998 to fiscal 1999, and increased 26%, from $45.0 million, between fiscal 1997 and fiscal 1998. Net income as a percentage of revenue was 21%, 23% and 22% for fiscal years 1999, 1998 and 1997, respectively.

FACTORS AFFECTING FUTURE RESULTS

Notwithstanding the objectives, projections, estimates and other forward-looking statements in this Annual Report, our future operating results will continue to be subject to quarterly variations based on a wide variety of risks. These risks include, but are not limited to:

OUR WAFER SUPPLY COULD BE INTERRUPTED OR REDUCED AND RESULT IN A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

We do not manufacture finished silicon wafers. Currently all our silicon wafers are manufactured by Seiko Epson in Japan; the UMC Group, a group of affiliated companies in Taiwan; and AMD in the United States. If Seiko Epson, through its U.S. affiliate Epson Electronics America, the UMC Group or AMD significantly interrupts or reduces our wafer supply, our operating results would be adversely affected.

In the past, we have experienced delays in obtaining wafers and in securing supply commitments from our foundries. At present, we anticipate that our supply commitments are adequate. However, these existing supply commitments may not be sufficient for us to satisfy customer demand in future periods. Additionally, during times of capacity shortage, notwithstanding our supply commitments we may still have difficulty in obtaining wafer deliveries consistent with the supply commitments. We negotiate wafer prices and supply commitments on at least an annual basis. If Seiko Epson, Epson Electronics America, the UMC Group or AMD reduces our supply commitment or increases our wafer prices, and we cannot find alternative sources of wafer supply, our operating results could be adversely affected.

Many other factors that could disrupt our wafer supply are beyond our control. Since worldwide manufacturing capacity for silicon wafers is limited and inelastic, we could be adversely affected by significant industry wide increases in overall wafer demand or interruptions in wafer supply. Additionally, a disruption of Seiko Epson's, the UMC Group's or AMD's foundry operations as a result of a fire, earthquake or other natural disaster would disrupt our wafer supply and would have an adverse effect on our operating results.

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

Substantially all of our revenues are derived from products based on a specialized silicon wafer manufacturing process technology called
E2CMOS-Registered Trademark-. The reliable manufacture of high performance E2CMOS semiconductor wafers is a complicated and technically demanding process requiring:

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

OUR PRODUCTS MAY NOT BE COMPETITIVE IF WE ARE UNSUCCESSFUL IN MIGRATING OUR MANUFACTURING PROCESSES TO MORE ADVANCED TECHNOLOGIES.

In order to develop new products and maintain the competitiveness of existing products, we need to migrate to more advanced wafer manufacturing processes that utilize larger wafer sizes and smaller device geometries. We may also utilize additional foundries. Since we depend upon foundries to provide their facilities and support for our process technology development, we may experience delays in the availability of advanced wafer manufacturing process technologies at existing or new wafer fabrication facilities. As a result, volume production of our advanced E2CMOS-Registered Trademark- process technologies at the new fabs of Seiko Epson, the UMC Group or future foundries may not be achieved. This could have an adverse effect on our operating results.

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

Our future revenue growth is dependent on market acceptance of our new proprietary ISP-TM- product families and the continued market acceptance of our proprietary software development tools. The success of these products is dependent on a variety of specific technical factors including:

-    successful product definition;
-    timely and efficient completion of product design;
- timely and efficient implementation of wafer manufacturing and assembly processes;
-    product performance; and
-    the quality and reliability of the product.

If, due to these or other factors, our new products do not achieve market acceptance, our business and financial condition will be adversely affected.

WE MAY EXPERIENCE UNEXPECTED DIFFICULTIES INTEGRATING VANTIS CORPORATION.

Integration of Vantis has begun (see note 13 of Notes to Consolidated Financial Statements). If integration is unsuccessful, more difficult or more time consuming than originally planned, we may incur unexpected disruptions to our ongoing business. These disruptions may have an adverse effect on our operations and financial results. Further, the following specific factors may adversely affect our ability to integrate the business of Vantis:

-    We may experience unexpected losses of key employees or customers;
- We may experience difficulties or delays in conforming the standards, processes, procedures and controls of our two businesses;
-    We may experience unexpected costs and discover unexpected liabilities;
- We may not receive manufacturing support and administrative services from Vantis' former parent corporation, AMD, at a level of quality and timeliness consistent with the historical delivery of this support;
- We may not achieve expected levels of revenue growth, cost reduction and profitability improvement; and
- We may not be able to coordinate our new product and process development in a way which permits us to bring new technologies to the market in a timely manner.

DETERIORATION OF CONDITIONS IN ASIA MAY DISRUPT OUR EXISTING SUPPLY ARRANGEMENTS AND RESULT IN A SHORTAGE OF FINISHED PRODUCTS AVAILABLE FOR SALE.

Two of our three silicon wafer suppliers operate fabs located in Asia. Our finished silicon wafers are assembled and tested by independent subcontractors located in Hong Kong, Malaysia, the Philippines, South Korea, Taiwan and Thailand. A prolonged interruption in our supply from any of these subcontractors could have an adverse effect on our operating results.

Although we have yet not experienced significant supply interruptions, the economic, financial, social and political situation in Asia has recently been volatile. Financial difficulties, governmental actions or restrictions, prolonged work stoppages or any other difficulties experienced by these suppliers may disrupt our supply and could have an adverse effect on our operating results.

Our wafer purchases from Seiko Epson are denominated in Japanese yen. The value of the dollar with respect to the yen has fluctuated in the past and may not remain stable in the future. Future substantial deterioration of dollar-yen exchange rates could have an adverse effect on our operating results.

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

OUR STOCK PRICE MAY CONTINUE TO EXPERIENCE LARGE SHORT-TERM FLUCTUATIONS WHICH MAY RESULT IN INVESTORS LOSING ALL OR PART OF THEIR INVESTMENT.

In recent years, the price of our common stock has fluctuated greatly. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our common stock may continue to fluctuate greatly in the future due to a variety of company specific factors, including:

-    quarter to quarter variations in our operating results;
- shortfalls in revenues or earnings from levels expected by securities analysts;
- announcements of technological innovations or new products by other companies.

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

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUR FINANCIAL RESULTS AND COMPETITIVE POSITION MAY SUFFER.

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

YEAR 2000 COMPLIANCE

We are currently working to address the potential impact of the Year 2000 on the processing of information by our computerized systems, including interfaces to our business partners.

In June 1999, we completed our planned Year 2000 compliance activities with respect to our products and internal systems, software, equipment and facilities. Based solely on these activities, management believes that all products and material internal systems, software, equipment and facilities are currently Year 2000 compliant. We do not anticipate that potential Year 2000 issues will have a material adverse impact on our financial position or operating results. In aggregate, approximately $2 million in expenses were incurred to fund Year 2000 compliance activities.

However, we could be adversely impacted if any of our critical business partners were to experience a severe business interruption due to a failure to address their internal Year 2000 issues in a timely manner. The most reasonably likely worst case Year 2000 scenario is a temporary disruption in supplier deliveries or customer shipments. If a severe disruption occurs in either of these two areas and is not corrected in a timely manner, a revenue or profit shortfall may result in the first half of calendar year 2000. Based solely on responses received to date from our business partners, we have no reason to believe that there will be such a material adverse impact. However, if the responses received from our business partners are inaccurate or happen to change, then there could be such a material adverse impact. Management is evaluating Year 2000 business interruption scenarios and developing appropriate contingency plans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of April 3, 1999 and March 28, 1998, our investment portfolio consisted of fixed income securities of $293.4 million and $245.5 million respectively. As with all fixed income instruments, these securities are subject to interest rate risk and will decline in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10% from levels as of April 3, 1999 and March 28, 1998, the decline in the fair value of the portfolio would not be material. Further, we have the ability to hold our fixed income investments until maturity and, therefore, we would not expect to recognize such an adverse impact in income or cash flows.

We have international subsidiary and branch operations. Additionally, a large portion of our silicon wafer purchases are denominated in Japanese yen. We are therefore subject to foreign currency rate exposure. To mitigate rate exposure with respect to yen-denominated wafer purchases, we maintain yen-denominated bank accounts and bill our Japanese customers in yen. The yen bank deposits are utilized to hedge yen-denominated wafer purchases against specific and firm wafer purchases. If foreign currency rates fluctuate by 10% from rates at April 3, 1999 and March 28, 1998, the effect on our consolidated financial statements would not be material. However, there can be no assurance that there will not be a material impact in the future.

LIQUIDITY AND CAPITAL RESOURCES

As of April 3, 1999, our principal source of liquidity was $319.4 million of cash and short-term investments, an increase of $52.3 million from the balance of $267.1 million at March 28, 1998. This increase was primarily the result of cash generated from operations and common stock issuance.

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

     Capital expenditures were approximately $18.4 million, $18.8 million and $10.6 million for fiscal years 1999, 1998 and 1997, respectively. These consisted primarily of manufacturing test equipment, engineering equipment, buildings and building improvements. The increase in fiscal 1999 and 1998 capital expenditures as compared to fiscal 1997 was associated with construction in process of an additional corporate headquarters building and increased investment in manufacturing test equipment to support the unit volume growth of our products.

     We currently anticipate capital expenditures of approximately $20 to $25 million for the fiscal year ending April 1, 2000.

In September 1995, we entered into a series of agreements with UMC pursuant to which we agreed to join UMC and several other companies to form a separate Taiwanese company, UICC, for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, we invested approximately $49.7 million between fiscal 1996 and fiscal 1998 for an approximate 10 percent equity interest in UICC and the right to purchase a percentage of the facility's wafer production at market prices.

     In October 1996, we entered into an agreement with Utek Corporation, a public Taiwanese company in the wafer foundry business that became affiliated with the UMC Group in 1998, pursuant to which we agreed to make a series of equity investments in Utek under specific terms. In exchange for these investments we received the right to purchase a percentage of Utek's wafer production. Under this agreement we have invested approximately $17.5 million in three separate installments and currently own approximately 2.5 percent of the outstanding equity of Utek.

     In March 1997, we entered into an advance payment production agreement with Seiko Epson Corporation ("Seiko Epson") and its affiliated U.S. distributor, Epson Electronics America, Inc. ("EEA") under which we agreed to advance approximately $85 million, payable upon completion of specific milestones, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. The agreement calls for wafers to be supplied by Seiko Epson through EEA pursuant to purchase agreements with EEA. We also have an option under this agreement to advance Seiko Epson an additional $60 million for additional wafer supply under similar terms. The first payment pursuant to this agreement, approximately $17.0 million, was made during fiscal 1997. During fiscal 1998, we made two additional payments aggregating approximately $34.2 million. As a result of anticipated future payments to Seiko Epson, we expect that our working capital will be reduced by approximately $34 million during fiscal 2000.

     On April 21, 1999, we announced a definitive agreement to acquire Vantis Corporation, a wholly owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), for approximately $500 million in cash, including the acquisition of approximately $70 million in net tangible assets. This acquisition was completed June 15, 1999 and was financed with approximately $250 million in existing cash and $250 million in bank borrowings. Vantis Corporation designs, develops and markets programmable logic devices. The acquisition will be accounted for as a purchase.

In June 1999, the Board of Directors of UICC and the Board of Directors of UMC voted in favor of merging UICC into UMC. Also in June 1999, the Board of Directors of Utek and the Board of Directors of UMC voted in favor of merging Utek into UMC. The matter is currently scheduled for a UMC shareholder vote in July 1999. If the shareholder vote is successful and the merger is subsequently approved by Taiwanese authorities we will receive approximately 60 million shares of UMC stock in exchange for our equity interests in UICC and Utek. After the merger, the Company expects to own less than one percent of UMC's common stock. We have also received assurance from UMC management that our capacity rights will be preserved after the merger. UMC shares trade on the Taiwanese stock exchange. At the current UMC market price and NT$ exchange rate, our prospective UMC equity ownership would have a market value of approximately $115 million. We have no plans to liquidate this investment.

     We believe that our existing sources of liquidity and expected cash generated from operations, along with the debt financing for the Vantis acquisition, will be adequate to fund our anticipated cash needs for the next twelve months.

     In an effort to secure additional wafer supply, we may from time to time consider various financial arrangements including joint ventures, equity investments, advance purchase payments, loans, or similar arrangements with independent wafer manufacturers in exchange for committed wafer capacity. To the extent that we pursue any such additional financial arrangements, additional debt or equity financing may be required. There can be no assurance that any such additional funding could be obtained when needed or, if available, on acceptable terms.

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

     The Company accounts for its short-term investments as held-to-maturity, which are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at April 3, 1999.

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

NOTE 13. SUBSEQUENT EVENTS

On April 21, 1999, the Company announced a definitive agreement to acquire Vantis Corporation, a wholly owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), for $500 million in cash, including the acquisition of an estimated $70 million in net tangible assets. This acquisition was completed June 15, 1999 and was financed with approximately $250 million in existing cash and $250 million in bank borrowings. Vantis Corporation designs, develops and markets programmable logic devices. The acquisition will be accounted for as a purchase.

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
