Form 10-K, Exhibit 13
period 2000-12-30
LATTICE SEMICONDUCTOR CORP
filed 2001-03-26
CIK 855658

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

LATTICE SEMICONDUCTOR CORPORATION

SELECTED FINANCIAL DATA

			Year Ended
		Nine Months Ended December 31, 1999
	Year Ended December 31, 2000		March 31, 1999	March 31, 1998	March 31, 1997
	(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue	$567,759	$269,699	$200,072	$245,894	$204,089
Costs and expenses:
Cost of products sold	217,830	108,687	78,440	98,883	83,736
Research and development	77,057	45,903	33,190	32,012	27,829
Selling, general and administrative	81,082	50,676	36,818	39,934	33,558
In-process research and development	—	89,003	—	—	—
Amortization of intangible assets	81,873	45,780	—	—	—

	457,842	340,049	148,448	170,829	145,123

Income (loss) from operations	109,917	(70,350)	51,624	75,065	58,966
Gain on appreciation of foundry investments	149,960	—	—	—	—
Interest and other income (expense), net	2,194	(4,120)	10,668	10,643	8,712

Income (loss) before provision (benefit) for income taxes	262,071	(74,470)	62,292	85,708	67,678
Provision (benefit) for income taxes	94,184	(27,989)	20,246	29,141	22,673

Income (loss) before extraordinary item	167,887	(46,481)	42,046	56,567	45,005
Extraordinary item, net of income taxes	—	(1,665)	—	—	—

Net income (loss)	$167,887	$(48,146)	$42,046	$56,567	$45,005

Basic income (loss) per share, before extraordinary item	$1.65	$(0.49)	$0.45	$0.61	$0.50

Diluted income (loss) per share, before extraordinary item	$1.47	$(0.49)	$0.44	$0.59	$0.49

Basic net income (loss) per share	$1.65	$(0.50)	$0.45	$0.61	$0.50
Diluted net income (loss) per share	$1.47	$(0.50)	$0.44	$0.59	$0.49
Shares used in per share calculations:
Basic	101,716	95,428	93,948	92,956	89,840

Diluted	120,321	95,428	95,276	95,576	91,892

BALANCE SHEET DATA:
Cash and short-term investments	$535,408	$214,140	$319,434	$267,110	$228,647
Total assets	1,295,884	916,155	540,896	489,066	403,462
Stockholders' equity	855,655	482,773	483,734	434,686	360,491

	2000				Fiscal Period 1999			1999
	December	September	June	March	December	September	June	March
UNAUDITED QUARTERLY DATA:
Revenue	$150,788	$151,038	$139,878	$126,055	$114,988	$94,973	$59,738	$53,788
Gross profit	$93,618	$93,601	$86,240	$76,470	$68,953	$55,202	$36,857	$33,045
Income (loss) before extraordinary item	$23,623	$22,701	$16,742	$104,821	$9,652	$(4,970)	$(51,163)	$11,848
Extraordinary item	—	—	—	—	$(1,665)	—	—	—
Net income (loss)	$23,623	$22,701	$16,742	$104,821	$7,987	$(4,970)	$(51,163)	$11,848
Net income per share:
Basic income (loss) per share, before extraordinary item	$0.22	$0.22	$0.17	$1.08	$0.10	$(0.05)	$(0.54)	$0.13
Diluted net income (loss) per share before extraordinary item	$0.21	$0.21	$0.16	$0.92	$0.09	$(0.05)	$(0.54)	$0.12
Basic net income (loss) per share	$0.22	$0.22	$0.17	$1.08	$0.08	$(0.05)	$(0.54)	$0.13
Diluted net income (loss) per share	$0.21	$0.21	$0.16	$0.92	$0.08	$(0.05)	$(0.54)	$0.12

    All share and per share amounts have been adjusted retroactively to reflect two-for-one stock splits effected in the form of stock dividends and paid on October 11, 2000 and September 16, 1999.

LATTICE SEMICONDUCTOR CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31, 2000	December 31, 1999
	(In thousands, except share and par value amounts) (Note 1)
Assets
Current assets:
Cash and cash equivalents	$235,900	$113,824
Short-term investments	299,508	100,316
Accounts receivable, net	49,688	33,676
Inventories (note 2)	59,493	26,036
Prepaid expenses and other current assets	23,249	10,407
Deferred income taxes (note 7)	49,093	29,727

Total current assets	716,931	313,986
Foundry investments, advances and other assets (note 5)	189,407	130,274
Property and equipment, less accumulated depreciation (note 3)	68,554	59,689
Intangible assets, less accumulated amortization of $127,653 and $45,780 (note 4)	286,358	373,117
Deferred income taxes (note 7)	34,634	39,089

	$1,295,884	$916,155

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$74,160	$84,675
Accrued payroll obligations	22,876	18,906
Income taxes payable (note 7)	9,484	12,459
Deferred income	58,184	45,188

Total current liabilities	164,704	161,228

4 3/4% Convertible notes due in 2006 (note 8)	260,000	260,000
Other long-term liabilities	15,525	12,154
Commitments and contingencies (notes 4, 5, 6, 10 and 11)	—	—
Stockholders' equity (note 9):
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value, 300,000,000 shares authorized; 107,533,379 and 96,571,438 shares issued and outstanding	1,075	966
Paid-in capital	522,492	269,745
Other comprehensive loss	(47,861)	—
Retained earnings	379,949	212,062

	855,655	482,773

	$1,295,884	$916,155

The accompanying notes are an integral part of this statement.

LATTICE SEMICONDUCTOR CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands, except per share data) (Notes 1 and 14)
Revenue (note 13)	$567,759	$269,699	$200,072
Costs and expenses:
Cost of products sold	217,830	108,687	78,440
Research and development	77,057	45,903	33,190
Selling, general and administrative (note 12)	81,082	50,676	36,818
In-process research and development (note 4)	—	89,003	—
Amortization of intangible assets (note 4)	81,873	45,780	—

	457,842	340,049	148,448

Income (loss) from operations	109,917	(70,350)	51,624
Other income (expense), net:
Interest income	16,202	6,057	11,279
Interest expense (note 8)	(14,036)	(9,732)	(274)
Gain on appreciation of foundry investments (note 5)	149,960	—	—
Other income (expense), net	28	(445)	(337)

	152,154	(4,120)	10,668

Income (loss) before provision (benefit) for income taxes	262,071	(74,470)	62,292
Provision (benefit) for income taxes (note 7)	94,184	(27,989)	20,246

Income (loss) before extraordinary item	167,887	(46,481)	42,046
Extraordinary item, net of income taxes (note 8)	—	(1,665)	—

Net income (loss)	$167,887	$(48,146)	$42,046

Basic net income (loss) per share, before extraordinary item	$1.65	$(0.49)	$0.45

Diluted net income (loss) per share, before extraordinary item	$1.47	$(0.49)	$0.44

Basic net income (loss) per share	$1.65	$(0.50)	$0.45

Diluted net income (loss) per share	$1.47	$(0.50)	$0.44

Shares used in per share calculations:
Basic	101,716	95,428	93,948

Diluted	120,321	95,428	95,276

The accompanying notes are an integral part of this statement.

LATTICE SEMICONDUCTOR CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock ($.01 Par Value)
				Accumulated Other Comprehensive Loss
			Paid-in Capital		Retained Earnings
	Shares	Amount				Total
	(In thousands, except par value)
Balances, March 31, 1998	93,712	$937	$215,587	$—	$218,162	$434,686
Common stock issued	2,028	20	11,192	—	—	11,212
Repurchase of common stock	(1,352)	(13)	(9,145)	—	—	(9,158)
Tax benefit of option exercises	—	—	4,888	—	—	4,888
Other	—	—	60	—	—	60
Net income for fiscal year 1999	—	—	—	—	42,046	—
Total comprehensive income	—	—	—	—	—	42,046

Balances, March 31, 1999	94,388	944	222,582	—	260,208	483,734
Common stock issued	2,183	22	14,187	—	—	14,209
Fair value of options issued to Vantis employees	—	—	23,982	—	—	23,982
Tax benefit of option exercises	—	—	8,937	—	—	8,937
Other	—	—	57	—	—	57
Net loss for fiscal period 1999	—	—	—	—	(48,146)	—
Total comprehensive loss	—	—	—	—	—	(48,146)

Balances, December 31, 1999	96,571	966	269,745	—	212,062	482,773
Common stock issued	11,502	114	237,266	—	—	237,380
Repurchase of common stock	(540)	(5)	(9,375)	—	—	(9,380)
Tax benefit of option exercises	—	—	24,856	—	—	24,856
Unrealized loss on foundry investments (net of tax of $30.0 million—note 5)	—	—	—	(47,861)	—	—
Net income for 2000	—	—	—	—	167,887	—
Total comprehensive income	—	—	—	—	—	120,026

Balances, December 31, 2000	107,533	$1,075	$522,492	$(47,861)	$379,949	$855,655

The accompanying notes are an integral part of this statement.

LATTICE SEMICONDUCTOR CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands)
Cash flow from operating activities:
Net income (loss)	$167,887	$(48,146)	$42,046
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	102,213	57,842	10,064
Gain on appreciation of foundry investments	(149,960)	—	—
In-process research and development costs	—	89,003	—
Deferred income taxes pertaining to intangible assets	(18,522)	(37,684)	—
Deferred income taxes pertaining to unrealized loss on foundry investments	30,003	—	—
Extraordinary item, net of income taxes	—	(1,665)	—
Changes in assets and liabilities (net of purchase accounting adjustments):
Accounts receivable	(16,012)	(5,206)	4,441
Inventories	(33,457)	(884)	4,964
Prepaid expenses and other current assets	(2,842)	(387)	(489)
Deferred income taxes	3,611	(15,327)	100
Foundry investments, advances and other assets	(359)	769	(199)
Intangible assets	4,886	—	—
Accounts payable and accrued expenses	(10,515)	2,054	415
Accrued payroll obligations	3,970	443	2,342
Income taxes payable	(2,975)	7,474	775
Deferred income	12,996	25,195	(750)
Other liabilities	3,371	7,443	—

Net cash provided by operating activities	94,295	80,924	63,709

Cash flow from investing activities:
Proceeds from (purchase of) short-term investments, net	(199,192)	139,817	(33,367)
Acquisition of Vantis Corporation, net of cash acquired	—	(439,258)	—
Foundry investments	—	(4,593)	—
Capital expenditures	(25,883)	(15,675)	(18,387)

Net cash used by investing activities	(225,075)	(319,709)	(51,754)

Cash flow from financing activities:
Proceeds from bank borrowings and convertible notes	—	513,000	—
Payments on bank borrowings	—	(253,000)	—
Debt issuance costs	—	(9,895)	—
Repurchase of common stock, net	(9,380)	—	(9,158)
Net proceeds from issuance of common stock	262,236	23,203	16,160

Net cash provided by financing activities	252,856	273,308	7,002

Net increase in cash and cash equivalents	122,076	34,523	18,957
Beginning cash and cash equivalents	113,824	79,301	60,344

Ending cash and cash equivalents	$235,900	$113,824	$79,301

Supplemental disclosure of non-cash investing and financing activities:
Fair value of options issued to Vantis employees (note 4)	$—	$23,982	$—
Unrealized loss on appreciation of foundry investments
included in other comprehensive loss	$(47,861)	$—	$—

The accompanying notes are an integral part of this statement.

LATTICE SEMICONDUCTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations  Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices, or PLDs, and related software. Programmable logic devices are widely used semiconductor components that can be configured by the end customer as specific logic circuits, and enable the end customer to shorten design cycle times and reduce development costs. Our end customers are primarily original equipment manufacturers in the markets of data communications and telecommunications, as well as computing, industrial and military systems.

    In 1999, we acquired Vantis Corporation, the programmable logic device subsidiary of Advanced Micro Devices. This acquisition has increased our share of the PLD market, accelerated development of new products and technologies and expanded our penetration into new and existing customers.

    Fiscal Reporting Period  In the fourth quarter of calendar 1999, we changed our reporting period to a 52 or 53 week year ending on the Saturday closest to December 31 from a 52 or 53 week fiscal year ending on the Saturday closest to March 31. For ease of presentation, December 31 or March 31 has been utilized as the fiscal period end date for all financial statement captions. Additionally, for purposes of these consolidated financial statements, our fiscal year ended December 30, 2000 is referred to as "the year ended December 31, 2000," or "2000." The nine-month fiscal period ended January 1, 2000 is referred to as "the nine months ended December 31, 1999" or "fiscal period 1999." Our fiscal year ended on April 3, 1999 is referred to as "the fiscal year ended March 31, 1999" or "fiscal year 1999." The fiscal year ended April 3, 1999 was a 53-week fiscal year.

    Principles of Consolidation  On June 15, 1999, we completed the acquisition of all of the outstanding capital stock of Vantis Corporation ("Vantis") from Advanced Micro Devices, Inc. ("AMD"). The transaction was accounted for as a purchase, and accordingly, the results of operations of Vantis and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements beginning June 16, 1999. The acquisition of Vantis is discussed further in note 4. The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its wholly owned subsidiaries after the elimination of all significant intercompany balances and transactions.

    Cash Equivalents and Short-Term Investments  We consider all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which are relatively less liquid and have maturities of less than one year, are composed of corporate auction preferred stocks ($190.3 million), municipal and local government obligations ($86.5 million), time deposits ($17.8 million) and commercial paper ($4.9 million) at December 31, 2000.

    We account for our short-term investments as held-to-maturity, which are stated at amortized cost with corresponding premiums or discounts amortized over the life of the investment to interest income. Amortized cost approximates market value at December 31, 2000.

    Financial Instruments  The carrying value of our financial instruments approximates fair value except the restricted portion of our foundry investment in Taiwan, which is carried at cost (see note 5). We estimate the fair value of cash and cash equivalents, short-term investments, accounts receivable, other current assets and current liabilities based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk.

    Derivative Financial Instruments  In order to minimize exposure to foreign exchange risk with respect to long-term investments made with foreign currencies as further described in note 5, we have at times entered into foreign forward exchange contracts in order to hedge these transactions. These contracts are accounted for as identifiable hedges against our firm commitments. Realized gain or loss with respect to these contracts for the fiscal periods presented was not material. As of December 31, 2000, we had no open foreign exchange contracts for the purchase or sale of foreign currencies. We do not enter into derivative financial instruments for trading purposes.

    Foreign Exchange  A portion of our silicon wafer purchases are denominated in Japanese yen. We maintain yen-denominated bank accounts and bill our Japanese customers in yen. The yen bank deposits utilized to hedge yen-denominated wafer purchases are accounted for as identifiable hedges against specific and firm wafer purchases. Gains or losses from foreign exchange rate fluctuations on unhedged balances denominated in foreign currencies are reflected in Other Income. Realized and unrealized gains or losses were not significant for the fiscal periods presented.

    Concentrations of Credit Risk  Financial instruments which potentially expose us to concentrations of credit risk consist primarily of short-term investments and trade receivables. We place our investments through several financial institutions and mitigate the concentration of credit risk by placing percentage limits on the maximum portion of the investment portfolio which may be invested in any one investment instrument. Investments consist primarily of A1 and P1 or better rated U.S. commercial paper, U.S. government agency obligations and other money market instruments, "AA" or better rated municipal obligations, money market preferred stocks and other time deposits. Concentrations of credit risk with respect to trade receivables are mitigated by a geographically diverse customer base and our credit and collection process. We perform credit evaluations for all customers and secure transactions with letters of credit or advance payments where necessary. Write-offs for uncollected trade receivables have not been significant to date.

    Revenue Recognition and Accounts Receivable  Revenue from sales to OEM customers is recognized upon shipment provided that persuasive evidence of an arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is probable, there are no customer acceptance requirements and no remaining significant obligations. Certain of our sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income. Accounts receivable are shown net of allowances for doubtful accounts of $1,700,000 and $1,583,000 at December 31, 2000 and 1999, respectively.

    Inventories  Inventories are stated at the lower of first-in, first-out cost or market.

    Long-Lived Assets  We account for our long-lived assets, primarily Property and equipment, Foundry investments and Intangible assets, in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires us to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the estimated undiscounted cash flows to the carrying amount. A loss would be recorded if the carrying amount of the asset exceeded the estimated undiscounted cash flows. We have not recorded any provisions for possible impairment of long-lived assets.

    Property and Equipment  Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and software and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

    Intangible Assets  Intangible assets consist of goodwill and other intangibles related to our acquisition of Vantis Corporation (see note 4) which are being amortized over five years on a straight-line basis, and fifteen years for income tax purposes. The undiscounted cash flows method is used to assess the carrying value of goodwill.

    Translation of Foreign Currencies  We translate accounts denominated in foreign currencies in accordance with SFAS 52, "Foreign Currency Translation." Translation adjustments related to the consolidation of foreign subsidiary financial statements have not been significant to date.

    Research and Development  Research and development costs are expensed as incurred.

    Stock-Based Compensation  We account for our employee and director stock options and employee stock purchase plan in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Additional pro forma disclosures as required under SFAS 123, "Accounting for Stock-Based Compensation," are presented in note 9.

    Net Income Per Share  Net income per share is computed based on the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the period using the treasury stock method. Potentially dilutive securities consist of stock options, warrants to purchase common stock and convertible subordinated notes.

    The most significant difference between basic and diluted net income per share is that basic net income per share does not treat potentially dilutive securities such as convertible subordinated notes, options and warrants as outstanding. Diluted loss per common share for fiscal period 1999 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of convertible subordinated notes, options and warrants would have been antidilutive. For 2000, diluted weighted-average shares outstanding include the effect of stock options and approximately 12.5 million shares issuable on the assumed conversion of our $260 million of convertible subordinated notes (see note 8). For 2000, diluted net income per share is adjusted to exclude interest expense and debt issuance cost amortization (net of tax) of approximately $8.3 million and $1.2 million, respectively. A reconciliation of the numerators and denominators of basic and diluted net income per share is presented below:

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands, except for per share data)
Basic and diluted net income (loss)	$167,887	$(48,146)	$42,046

Shares used in basic net income per share calculations	101,716	95,428	93,948
Dilutive effect of stock options, warrants and convertible notes	18,605	—	1,328

Shares used in diluted net income per share calculations	120,321	95,428	95,276

Basic net income (loss) per share	$1.65	$(0.50)	$0.45

Diluted net income (loss) per share	$1.47	$(0.50)	$0.44

    On August 31, 2000 our Board of Directors approved a two-for-one stock split of our common stock to be effected in the form of a stock dividend of one share of common stock for each share of our outstanding common stock. This dividend was paid on October 11, 2000 to shareholders of record on September 20, 2000. On August 11, 1999 our Board of Directors approved a two-for-one stock split of our common stock to be effected in the form of a stock dividend of one share of common stock for each share of our outstanding common stock. All share and per share amounts presented in the accompanying Consolidated Financial Statements and notes thereto have been adjusted retroactively to reflect these two-for-one splits.

    In July 2000, we completed a follow-on public stock offering, consisting of 8,000,000 shares of our common stock at a price of $27.44 per share. Our net proceeds were approximately $210 million after deducting underwriting discounts and offering expenses.

    Comprehensive Income (Loss)  Comprehensive income (loss) approximated net income (loss) for fiscal period 1999 and fiscal year 1999. For 2000, comprehensive income consists primarily of net income of $167.9 million and an unrealized loss on depreciation of unrestricted foundry investments (net of tax) of approximately $47.9 million (see note 5).

    Statement of Cash Flows  Income taxes paid approximated $55.9 million, $10.1 million and $16.4 million in 2000, fiscal period 1999 and fiscal year 1999, respectively. Interest paid aggregated approximately $12.3 million, $6.9 million and $0.3 million in 2000, fiscal period 1999 and fiscal year 1999, respectively.

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

    New Accounting Pronouncements  In June 1998, the FASB issued SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS 133 establishes new accounting treatment for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. For Lattice, this pronouncement, as amended by SFAS 137, will be effective in 2001 and is not anticipated to have a material effect on the Consolidated Financial Statements.

    In April 2000, FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25" ("FIN No. 44") was issued. The adoption of FIN No. 44 did not have a material effect on our financial position or results of operations.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. This pronouncement became effective in the fourth quarter of 2000, and did not have a material effect on our financial position or results of operations.

    Financial Presentation  Reclassifications of prior-year balances included in the Consolidated Financial Statements have been made to conform to the 2000 presentation.

NOTE 2.  INVENTORIES

	December 31,
	2000	1999
	(In thousands)
Work in progress	$37,718	$14,009
Finished goods	21,775	12,027

	$59,493	$26,036

NOTE 3.  PROPERTY AND EQUIPMENT

	December 31,
	2000	1999
	(In thousands)
Land	$2,099	$2,099
Buildings	24,703	24,689
Computer and test equipment	103,454	86,207
Office furniture and equipment	8,750	6,674
Leasehold and building improvements	12,823	6,625

	151,829	126,294
Accumulated depreciation and amortization	(83,275)	(66,605)

	$68,554	$59,689

NOTE 4.  ACQUISITION OF VANTIS

    On June 15, 1999, we paid approximately $500.1 million in cash to AMD for all of the outstanding capital stock of Vantis Corporation. Additionally, we paid approximately $10.8 million in direct acquisition costs, accrued an additional $5.4 million of pre-acquisition contingencies, accrued $8.3 million in exit costs and assumed certain liabilities of $34.5 million related to the Vantis business. This purchase was financed using a combination of cash reserves and a new credit facility bearing interest at adjustable rates (see note 8). In addition, we exchanged Lattice stock options for all of the options outstanding under the former Vantis employee stock plans with a calculated Black-Scholes value of approximately $24.0 million. The total purchase price of Vantis was $583.1 million. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed based on an independent appraisal and management estimates. The total purchase price was allocated as follows:

(In millions)
Current technology	$210.3
Excess of purchase price over net assets assumed	158.8
In-process research and development	89.0
Fair value of other tangible net assets	61.3
Assembled workforce, customer list, patents and trademarks	53.5
Fair value of property, plant and equipment	10.2

Total	$583.1

    Vantis Integration  We have taken certain actions to integrate the Vantis operations and, in certain instances, to consolidate duplicative operations. Accrued exit costs recorded at June 15, 1999 aggregated approximately $8.3 million.

    We recorded $4.2 million in accrued costs related to Vantis office closures, primarily for the planned closure of the main Vantis facilities in Sunnyvale, California. These closures were consummated in accordance with plans in June 2000. We also recorded $2.5 million related to separation benefits for Vantis employees. Payments of approximately $1.4 million were made to Vantis employees who terminated for merger related reasons and have been charged to this accrued liability. If these employees had not terminated, substantially all of the related costs would have been charged to selling, general and administrative expenses. We reversed the remaining portion of this accrued liability during the June 2000 quarter, with an offsetting credit to Intangible Assets (Goodwill). Additionally, we recorded $1.6 million in other exit costs primarily relating to the termination of Vantis distributors and independent sales representative firms. Approximately $1.2 million of such costs have been charged to this accrued liability as of December 31, 2000. The remaining balance is reflected as a liability in our Consolidated Balance Sheet at December 31, 2000. These accruals are based upon our current estimates and are in accordance with Emerging Issues Task Force ("EITF") No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

    In-Process Research and Development ("IPR&D")  The value assigned to IPR&D was determined by identifying individual research projects for which technological feasibility had not been established. These include semiconductor projects with a value after application of the SEC's IPR&D valuation methodology of $77.2 million and a process technology project with a value of $11.8 million. The value of each project was determined by estimating the expected cash flows from the projects once commercially viable, applying a factor based on the stage of completion of each project so as to include only those cash flows that relate to development efforts prior to the acquisition date, and discounting the resulting net cash flows back to their present value. The percentage of completion for each project was determined using proportionate cost incurred and technical milestones achieved to date. The percentage of completion varied by individual project ranging from 50% to 69% for semiconductors on June 15, 1999. The process technology project was estimated to be 90% complete on June 15, 1999. Since June 15, 1999, there have been no significant changes in the assumptions underlying these valuations.

    The semiconductor projects were related to new PLD products (requiring new architectures and process technologies) and had the attendant risks associated with development of advanced semiconductor circuit designs such as achievement of speed, power, density, reliability and cost goals. All of the semiconductor projects had remaining risks related to achievement of these design goals and effective software integration. In addition, certain projects had basic circuit design and layout activities which had not been completed as of June 15, 1999. These semiconductor projects began to be released to market during the first half of 2000 and will continue through 2001. Estimated costs to complete all in-process semiconductor projects at June 15, 1999 totaled $19.0 million and ranged from $0.2 million to $16.5 million.

    The process technology project was related to the development of a new advanced manufacturing process to reduce transistor size, improve speed and lower power consumption. Through June 15, 1999, transistor design, lithography and metalization process development, process integration and certain transistor size reduction plans had been achieved. Development of packaging integration technology, achievement of manufacturability yield objectives, satisfaction of reliability standards and qualification testing had not been accomplished at June 15, 1999. The process was qualified for initial production in the first quarter of 2000 with approximately $450,000 of costs incurred after June 15, 1999 out of a total of $4 million of estimated costs. This process technology is expected to remain in production through 2004.

    Management believes that the IPR&D charge of $89 million is valued consistently with the SEC staff's current views regarding valuation methodologies. There can be no assurances, however, that the SEC staff will not take issue with any assumptions used in our valuation model and require a revision in the amount allocated to IPR&D.

    The estimated costs to develop the in-process research and development into commercially viable products at June 15, 1999 were approximately $19.4 million in aggregate—$4.7 million in 1999 subsequent to our acquisition, $10.0 million in 2000, and $4.7 million in 2001.

    Useful lives of intangible assets  The estimated weighted average useful life of the intangible assets for current technology, assembled workforce, customer lists, trademarks, patents and residual goodwill, created as a result of the acquisition, is approximately five years.

    Pro forma results  The following pro forma results of operations information is provided for illustrative purposes only and do not purport to be indicative of the consolidated results of operations for future periods or that actually would have been realized had Lattice and Vantis been a consolidated entity during the periods presented. These pro forma results do not include the effect of non-recurring purchase accounting adjustments. The pro forma results combine the results of operations as if Vantis had been acquired as of the beginning of the periods presented. The results include the impact of certain adjustments such as goodwill amortization, estimated changes in interest income (expense) related to cash outlays and borrowings associated with the transaction (see note 8) and income tax benefits related to the aforementioned adjustments. Additionally, the in-process research and development charge of $89.0 million discussed above has been excluded from the periods presented due to its non-recurring nature:

	Pro Forma Results (Unaudited) Nine Months Ended
	December 31, 1999	December 31, 1998
	(In thousands, except per-share amounts)
Revenue	$314,394	$295,057
Income (loss) before extraordinary item	$2,017	$(15,545)
Net income (loss)	$352	$(15,545)
Basic net income (loss) per share	$0.00	$(0.17)
Diluted net income (loss) per share	$0.00	$(0.17)

NOTE 5.  FOUNDRY INVESTMENTS, ADVANCES AND OTHER ASSETS

	December 31,
	2000	1999
	(In thousands)
Foundry investments and other assets	$153,665	$83,512
Wafer supply advances	35,742	46,762

	$189,407	$130,274

    In 1995, we entered into a series of agreements with United Microelectronics Corporation ("UMC"), a public Taiwanese company, pursuant to which we agreed to join UMC and several other companies to form a separate Taiwanese corporation, ("UICC"), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, we invested approximately $49.7 million for an approximate 10% equity interest in the corporation and the right to receive a percentage of the facility's wafer production at market prices.

    In 1996, we entered into an agreement with Utek Corporation, a public Taiwanese company in the wafer foundry business that became affiliated with the UMC group in 1998, pursuant to which we agreed to make a series of equity investments in Utek under specific terms. In exchange for these investments, we received the right to purchase a percentage of Utek's wafer production. Under this agreement, we invested approximately $17.5 million.

    On January 3, 2000, UICC and Utek merged into UMC. As a result, during the first quarter of 2000, we recognized a $150.0 million gain ($92.1 million after-tax) representing the appreciation of our foundry investment in UICC and Utek. We currently own approximately 73 million shares of UMC common stock and have retained our capacity rights. Due to contractual and regulatory restrictions, approximately one-third of our shares may not be sold until after January 2002, with the regulatory restrictions expiring between January 2002 and January 2004. As the regulatory restrictions expire and if we liquidate our UMC shares, it is likely that the amount of any future realized gain will be different from the accounting gain reported.

    During 2000, subsequent to recognition of the gain above, we recorded an approximate $77.9 million unrealized loss ($47.9 million net of tax) due to market depreciation of our unrestricted UMC shares. This amount is included in Other Comprehensive Income in our accompanying Consolidated Statement of Stockholders' Equity.

    In March 1997, we entered into an advance payment production agreement with Seiko Epson and Epson Electronics America, Inc. ("EEA") under which we agreed to advance approximately $86 million, payable upon completion of specific milestones, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. No interest income is recorded. The agreement calls for wafers to be supplied by Seiko Epson through EEA pursuant to purchase agreements with EEA. Payments of approximately $51.2 million have been made under this agreement. Approximately $14.5 million of these advances are expected to be repaid with semiconductor wafers during fiscal year 2001 and are thus reflected as part of "Prepaid expenses and other current assets" in our accompanying Consolidated Balance Sheet.

NOTE 6.  LEASE OBLIGATIONS

    Certain of our facilities and equipment are leased under operating leases, which expire at various times through 2006. Rental expense under the operating leases was approximately $5,469,000, $2,822,000 and $1,200,000 for 2000, fiscal period 1999 and fiscal year 1999, respectively. Future minimum lease commitments at December 31, 2000 are as follows:

Fiscal Year	(In thousands)
2001	$6,897
2002	6,729
2003	6,305
2004	6,101
2005	5,702
Later years	12,759

$44,493

    Included above are certain previously occupied properties which are currently subleased. A portion of this sublease income is payable to the property owner. Future minimum sublease receipts at December 31, 2000, net of such payments are as follows:

Fiscal Year	(In thousands)
2001	$2,898
2002	2,623
2003	2,473
2004	2,555
2005	2,622
Later years	886

$14,057

NOTE 7.  INCOME TAXES

    The components of the provision (benefit) for income taxes for 2000, fiscal period 1999 and fiscal year 1999 are presented in the following table:

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands)
Current:
Federal	$68,791	$24,721	$17,883
State	8,414	1,706	2,263

	77,205	26,427	20,146

Deferred:
Federal	14,925	(50,967)	89
State	2,054	(3,449)	11

	16,979	(54,416)	100

	$94,184	$(27,989)	$20,246

    Foreign income taxes were not significant for the fiscal years presented.

    The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands)
Computed income tax expense (benefit) at the statutory rate	$91,725	$(26,064)	$21,802
Adjustments for tax effects of:
State taxes, net	6,805	(1,133)	1,478
Research and development credits	(808)	(400)	(270)
Nontaxable investment income	(3,976)	(1,113)	(3,037)
Other	438	721	273

	$94,184	$(27,989)	$20,246

    The components of our net deferred tax asset are as follows:

	December 31,
	2000	1999
	(In thousands)
Current deferred tax assets:
Deferred income	$22,110	$16,946
Expenses and allowances not currently deductible	26,983	12,781

	$49,093	$29,727

	December 31,
	2000	1999
	(In thousands)
Non-current deferred tax assets:
Intangible asset charges not currently deductible	$56,708	$37,684
Expenses and allowances not currently deductible	3,920	1,405
Other	1,910	—

Total deferred tax assets	62,538	39,089

Non-current deferred tax liabilities:
Tax effect on net unrealized gain on market value of foundry investments	(27,904)	—

Net non-current deferred tax assets	$34,634	$39,089

    In conjunction with the $150.0 million pre-tax gain on our foundry investments as discussed in note 5, we recorded a deferred tax liability of approximately $57.9 million. This deferred tax liability was reduced by approximately $30.0 million as a result of the unrealized loss due to the market depreciation of our unrestricted UMC shares as also discussed in note 5. The remaining deferred tax liability related to our foundry investment, aggregating approximately $27.9 million, is netted against non-current deferred tax assets as summarized above.

    Prior to fiscal period 1999, we recorded valuation allowances to reduce deferred tax assets which could only be realized by earning taxable income in distant future years. We established the valuation allowances because we could not determine if it was more likely than not that such income would be earned. Management now believes that it is more likely than not that such taxable income will be earned, and therefore, no valuation allowance has been provided. The effect of this change in estimate was recorded in the first quarter of fiscal period 1999, and is included in the deferred tax benefit of $54.4 million for fiscal period 1999.

NOTE 8.  LONG-TERM DEBT

    On October 28, 1999, we issued $260 million in 4 3/4% convertible subordinated notes due on November 1, 2006. These notes pay interest semi-annually on May 1 and November 1. Holders of these notes may convert them into shares of our common stock at any time on or before November 1, 2006, at a conversion price of $20.72 per share, subject to adjustment in certain events. Beginning on November 6, 2002 and ending on October 31, 2003, we may redeem the notes in whole or in part at a redemption price of 102.71% of the principal amount. In the subsequent three twelve-month periods, the redemption price declines to 102.04%, 101.36% and 100.68% of principal, respectively. The notes are subordinated in right of payment to all of our senior indebtedness, and are subordinated by operation of law to all liabilities of our subsidiaries. At December 31, 2000, we had no senior indebtedness and our subsidiaries had $3.6 million of debt and other liabilities outstanding. Issuance costs relative to the convertible subordinated notes are included in Other Assets and aggregated approximately $6.9 million and are being amortized to expense over the lives of the notes. Accumulated amortization of these issuance costs amounted to approximately $2.1 million at December 31, 2000.

    On June 15, 1999, we entered into a credit agreement with a group of lenders and ABN AMRO Bank N.V. ("ABN AMRO") as administrative agent for the lender group. The credit agreement consisted of two credit facilities: a $60 million unsecured revolving credit facility ("Revolver"), and a $220 million unsecured reducing term loan ("Term Loan"), both expiring and due on June 30, 2002. On June 15, 1999, we borrowed $220 million under the Term Loan and approximately $33 million under the Revolver. The $33 million Revolver was repaid in full during the third calendar quarter of 1999.

    In conjunction with the issuance of the convertible subordinated notes, we repaid the $220 million Term Loan in full during the fourth calendar quarter of 1999. Remaining unamortized loan fees at the time of repayment, aggregating approximately $2.6 million ($1.665 million net of income taxes or a charge of $0.02 for basic and diluted earnings per share), were written off and are reflected in the accompanying Consolidated Statement of Operations as an Extraordinary Item, Net of Income Taxes.

NOTE 9.  STOCKHOLDERS' EQUITY

    Common Stock  In December 2000, our Board of Directors authorized management to repurchase up to five million shares of our common stock. As of December 31, 2000, we had repurchased 540,000 shares at an aggregate cost of approximately $9.4 million.

    In June 1998, our Board of Directors authorized management to repurchase up to 2.4 million shares of our common stock. During fiscal year 1999, we repurchased 1,352,000 shares at an aggregate cost of approximately $9.2 million.

    Stock Warrants  As of December 31, 2000, we have issued warrants to purchase 2,826,968 shares of common stock to a vendor. Of this amount, 2,332,376 warrants were issued and 1,856,500 exercised prior to fiscal year 1999. During fiscal year 1999, a warrant was issued to purchase 200,392 shares of common stock, earned ratably from March 1998 to February 1999. During fiscal period 1999, a warrant was issued to purchase 220,200 shares of common stock, earned ratably from March 1999 to February 2000. Additionally, the vendor exercised warrants for 269,716 shares at $8.50 per share. During 2000, a warrant was issued to purchase 74,000 shares of common stock, earned ratably from March 2000 to February 2001. Expense recorded in conjunction with the vesting of warrants by this vendor was not material.

    Stock Option Plans  As of December 31, 2000, we had reserved 17, 200,000 and 23,100,000 shares of common stock for issuance to officers and key employees under our 1996 Stock Option Plan and 1988 Stock Option Plan, respectively. The 1996 Plan options are granted at fair value at the date of grant, generally vest over four years in increments as determined by the Board of Directors and have terms up to ten years. The 1988 Plan options are exercisable immediately and generally have terms of five years. The transfer of certain shares of common stock acquired through the exercise of 1988 Plan stock options is restricted under stock vesting agreements that grant us the right to repurchase unvested shares at the exercise price if employment is terminated. Generally, our repurchase rights lapse quarterly over four years. Additionally, on June 16, 1999, we exchanged 4,720,544 Lattice stock options for all of the options outstanding under the former Vantis stock option plans. These options generally vest over four years and have terms of ten years.

    The 1993 Directors' Stock Option Plan provides for the issuance of stock options to members of our Board of Directors who are not employees of Lattice; 900,000 shares of our Common Stock are reserved for issuance thereunder. These options are granted at fair value at the date of grant and generally become exercisable quarterly over a four year period beginning on the date of grant and expire five years from the date of grant.

    The following table summarizes our stock option activity and related information for the past three fiscal periods:

	Year Ended December 31, 2000		Nine Months Ended December 31, 1999		Year Ended March 31, 1999
	Number of Shares Under Option	Weighted- Average Exercise Price	Number of Shares Under Option	Weighted- Average Exercise Price	Number of Shares Under Option	Weighted- Average Exercise Price
	(Number of shares in thousands)
Options outstanding at beginning of fiscal period	16,444	$9.80	11,748	$7.86	11,024	$10.09
Options granted	5,170	27.31	7,704	12.04	6,752	7.99
Options canceled	(1,306)	13.22	(1,072)	9.94	(4,272)	14.71
Options exercised	(3,300)	9.32	(1,936)	6.87	(1,756)	5.77

Options outstanding at end of fiscal period	17,008	$14.95	16,444	$9.80	11,748	$7.86

    The following table summarizes information about stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contract Life (In Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
(Number of shares in thousands)
$ 7.01 - $ 7.87	4,391	1.36	$7.56	2,758	$7.44
$ 7.88 - $ 9.65	3,640	1.83	8.58	2,112	8.64
$ 9.66 - $16.55	3,818	2.52	13.39	1,151	13.55
$16.56 - $26.67	3,620	3.43	24.92	346	21.93
$26.68 - $32.25	1,539	3.38	31.53	161	31.76

	17,008	2.34	$14.95	6,528	$10.27

    On November 10, 1998, we offered employees the choice of exchanging certain previously granted stock options for new stock options. The new stock options had an exercise price of $7.75, the fair value of our common stock on the date of exchange, and vest over four years. As a result, approximately 3,767,880 options were exchanged. The exchanged stock options had a weighted average exercise price of $15.37.

    Stock Purchase Plan  Our employee stock purchase plan, most recently approved by the stockholders in August 1997, permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 2,800,000 shares authorized to be issued under the plan, 200,072, 78,580, and 256,036 shares were issued during 2000, fiscal period 1999, and fiscal year 1999, respectively, and 556,768 shares were available for issuance at December 31, 2000.

    Pro forma Disclosures  We account for our stock options and employee stock purchase plan in conformity with APB 25 and have adopted the additional pro forma disclosure provisions of SFAS 123. The fair value, as defined by SFAS 123, for stock options and employee stock plan purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Grants For Periods Ended
	December 31, 2000	December 31, 1999	March 31, 1999
Stock options:
Expected volatility	53.9%	41.4%	43.9%
Risk-free interest rate	6.3%	5.9%	4.7%
Expected life from vesting date	1.8 years	1.6 years	1.3 years
Dividend yield	0%	0%	0%
Stock purchase rights:
Expected volatility	46.6%	52.8%	43.6%
Risk-free interest rate	6.3%	5.3%	4.8%
Expected life	6 months	6 months	6 months
Dividend yield	0%	0%	0%

    The Black-Scholes option pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. Our stock options have characteristics which differ significantly from those of freely tradable, fully transferable options. The Black-Scholes option pricing model also requires highly subjective assumptions, including expected stock price volatility and expected stock option term which greatly affect the calculated fair value of an option. Our actual stock price volatility and option term may be materially different from the assumptions used herein.

    The resultant grant date weighted-average fair values calculated using the Black-Scholes option pricing model and the noted assumptions for stock options granted was $13.13, $5.71 and $2.60, and for stock purchase rights $7.79, $3.87 and $2.39, for 2000, fiscal period 1999 and fiscal year 1999, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

    Our pro forma information is as follows:

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands, except per share data)
Pro forma net income (loss)	$147,884	$(56,337)	$32,425
Pro forma basic earnings (loss) per share	$1.46	$(0.59)	$0.35
Pro forma diluted earnings (loss) per share	$1.31	$(0.59)	$0.34

    Because the SFAS 123 pro forma disclosure applies only to options granted subsequent to April 1, 1995, its pro forma effect was not fully reflected until 2000.

    Shareholder Rights Plan  A shareholder rights plan approved on September 11, 1991 provides for the issuance of one right for each share of outstanding common stock. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender or exchange offer, the consummation of which would result in ownership by that party of 20% or more of the Company's outstanding common stock. The rights expire on September 11, 2001 if not previously redeemed or exercised. Each right entitles the holder to purchase, for $60.00, a fraction of a share of our Series A Participating Preferred Stock with economic terms similar to that of one share of our common stock. We will generally be entitled to redeem the rights at $0.01 per right at any time on or prior to the tenth day after an acquiring person has acquired beneficial ownership of 20% or more of our common stock. If, prior to the redemption or expiration of the rights, an acquiring person or group acquires beneficial ownership of 20% or more of the Company's common stock, each right not beneficially owned by the acquiring person or group will entitle its holder to purchase, at the rights' then current exercise price, that number of shares of common stock having a value equal to two times the exercise price.

NOTE 10.  EMPLOYEE BENEFIT PLANS

    Profit Sharing Plan  We initiated a profit sharing plan effective April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of our operating income, as defined and calculated at the end of March and September for the prior six-month period, is paid to qualified employees. In 2000, fiscal period 1999, and fiscal year 1999, approximately $6.7 million, $2.6 million, and $2.1 million, respectively, was charged against operations in connection with the plan.

    Qualified Investment Plan  In 1990, we adopted a 401(k) plan, which provides participants with an opportunity to accumulate funds for retirement. Under the terms of the plan, eligible participants may contribute up to 15% of their eligible earnings to the plan Trust. The plan allows for us to make discretionary matching contributions. We match eligible employee contributions of up to 5% of base pay. These contributions are discretionary and vest over four years.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

    We are exposed to certain asserted and unasserted potential claims. Patent and other proprietary rights infringement claims are common in the semiconductor industry. There can be no assurance that, with respect to potential claims made against us, we could obtain a license on terms or under conditions that would not have a material adverse effect on our financial position, cash flows or results of operations.

Advanced Micro Devices, Inc. v. Altera Corporation (Case No. C-94-20567-RMW, N.D. CAL.).

    In connection with our acquisition of Vantis, we have agreed to assume both the claims against Altera and the claims by Altera against AMD in the case captioned Advanced Micro Devices, Inc. v. Altera Corporation (Case No. C-94-20567-RMW) proceeding in the United States District Court for the Northern District of California. This litigation, which began in 1994, involves multiple claims and counterclaims for patent infringement relating to Vantis and Altera programmable logic devices and both parties are seeking damages and injunctive relief.

    In April 1999, the United States Court of Appeals for the Federal Circuit reversed earlier jury and District Court decisions and held that Altera is not licensed to the eight AMD patents-in-suit. These eight AMD patents were subsequently assigned to Vantis. Also in April 1999, following the decision of the Court of Appeals, Altera filed a petition for rehearing. In June 1999, the Court of Appeals denied Altera's petition for rehearing.

    On May 31, 2000, Altera Corporation filed a complaint against us in U.S. District Court in the Northern District of California, alleging infringement of certain Altera patents by unspecified Lattice products. On June 22, 2000, we answered Altera's complaint denying any infringement by Lattice, and simultaneously brought a series of counterclaims alleging infringement by Altera of certain Lattice patents.

    Although there can be no assurance as to the results of litigation, based upon information presently known to management, we do not believe that the ultimate resolution of the lawsuits will have a material adverse effect on our financial position, cash flows or results of operations.

NOTE 12.  RELATED PARTY

    Larry W. Sonsini is a member of our Board of Directors and is presently the Chairman and CEO of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides us with corporate legal services. Legal services billed to Lattice aggregated approximately $373,000, $1,086,000, and $61,000, respectively, for 2000, fiscal period 1999, and fiscal year 1999. Amounts payable to the law firm were not significant at December 31, 2000 or 1999, respectively.

NOTE 13.  SEGMENT AND GEOGRAPHIC INFORMATION

    We operate in one industry segment comprising the design, development, manufacture and marketing of high performance programmable logic devices. Our sales by major geographic region were as follows:

	Year Ended December 31, 2000	Nine Months Ended December 31, 1999	Year Ended March 31, 1999
	(In thousands)
United States	$245,882	$126,333	$100,778
Export sales:
Europe	158,591	70,641	53,649
Asia	120,285	55,003	34,680
Other	43,001	17,722	10,965

	321,877	143,366	99,294

	$567,759	$269,699	$200,072

    Resale of product through two distributors accounted for approximately 23% and 18%, 20% and 15%, and 15% and 10% for 2000, fiscal period 1999, and fiscal year 1999, respectively. No individual customer accounted for more than 10% of revenue for any of the fiscal periods presented. More than 90% of our property and equipment is located in the United States. Other long-lived assets located outside the United States consist primarily of foundry investments and advances (see note 5).

NOTE 14.  TRANSITION REPORTING

    The following table of selected consolidated financial data below provides a nine-month comparison of the results of operations through December 31, 1999 and 1998 (the transition period). The 1998 transition period figures are unaudited, however, we believe that all necessary adjustments have been made to make the periods comparable. Condensed consolidated results of operations for the comparable 1999 and 1998 nine-month periods are as follows:

	Nine Months Ended
	December 31, 1999	December 31, 1998
	(In thousands, except per-share amounts)
Revenue	$269,699	$146,284
Gross margin	$161,012	$88,587
(Benefit) provision for income taxes	$(27,989)	$14,541
Extraordinary item, net of income taxes	$(1,665)	$—
Net (loss) income	$(48,146)	$30,199
Basic net (loss) income per share	$(0.50)	$0.33
Diluted net (loss) income per share	$(0.50)	$0.32

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Lattice Semiconductor Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries (the Company) at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and March 31, 1999, and for the nine months ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Portland, Oregon
January 18, 2001

QuickLinks

LATTICE SEMICONDUCTOR CORPORATION SELECTED FINANCIAL DATA
LATTICE SEMICONDUCTOR CORPORATION CONSOLIDATED BALANCE SHEET
LATTICE SEMICONDUCTOR CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS
LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
LATTICE SEMICONDUCTOR CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS
LATTICE SEMICONDUCTOR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS