Form 10-K, Exhibit 13
period 2001-12-29
LATTICE SEMICONDUCTOR CORP
filed 2002-03-26
CIK 855658

SELECTED FINANCIAL DATA

	YEAR ENDED		NINE MONTHS ENDED	YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)	DECEMBER 31, 2001	DECEMBER 31, 2000	DECEMBER 31, 1999	MARCH 31, 1999	MARCH 31, 1998

STATEMENT OF OPERATIONS DATA:
Revenue	$295,326	$567,759	$269,699	$200,072	$245,894
Costs and expenses:
Cost of products sold	111,498	217,830	108,687	78,440	98,883
Research and development	71,679	77,057	45,903	33,190	32,012
Selling, general and administrative	53,027	81,082	50,676	36,818	39,934
In-process research and development	—	—	89,003	—	—
Amortization of intangible assets(1)	84,349	81,873	45,780	—	—
	320,553	457,842	340,049	148,448	170,829
(Loss) income from operations	(25,227)	109,917	(70,350)	51,624	75,065
(Loss) gain on foundry investments	(152,795)	149,960	—	—	—
Interest and other income (expense), net	4,056	2,194	(4,120)	10,668	10,643
(Loss) income before (benefit) provision for income taxes	(173,966)	262,071	(74,470)	62,292	85,708
(Benefit) provision for income taxes	(64,447)	94,184	(27,989)	20,246	29,141
(Loss) income before extraordinary item	(109,519)	167,887	(46,481)	42,046	56,567
Extraordinary item, net of income taxes	—	—	(1,665)	—	—
Net (loss) income	$(109,519)	$167,887	$(48,146)	$42,046	$56,567
Basic (loss) income per share, before extraordinary item	$(1.01)	$1.65	$(0.49)	$0.45	$0.61
Diluted (loss) income per share, before extraordinary item	$(1.01)	$1.47	$(0.49)	$0.44	$0.59
Basic net (loss) income per share	$(1.01)	$1.65	$(0.50)	$0.45	$0.61
Diluted net (loss) income per share	$(1.01)	$1.47	$(0.50)	$0.44	$0.59
Shares used in per share calculations:
Basic	108,814	101,716	95,428	93,948	92,956
Diluted	108,814	120,321	95,428	95,276	95,576

BALANCE SHEET DATA:
Cash and short-term investments	$531,566	$535,408	$214,140	$319,434	$267,110
Total assets	1,173,980	1,295,884	916,155	540,896	489,066
Stockholders’ equity	839,770	855,655	482,773	483,734	434,686

(1) Includes $397 of amortization of deferred stock compensation expense for the year ended December 31, 2001 attributable to Research and Development activities.

	2001				2000
	DECEMBER	SEPTEMBER	JUNE	MARCH	DECEMBER	SEPTEMBER	JUNE	MARCH
UNAUDITED QUARTERLY DATA:
Revenue	$52,108	$58,038	$74,082	$111,098	$150,788	$151,038	$139,878	$126,055
Gross profit	$32,286	$36,043	$46,311	$69,188	$93,618	$93,601	$86,240	$76,470
Net (loss) income	$(12,517)	$(104,601)	$(3,677)	$11,276	$23,623	$22,701	$16,742	$104,821
Basic net (loss) income per share	$(0.11)	$(0.96)	$(0.03)	$0.10	$0.22	$0.22	$0.17	$1.08
Diluted net (loss) income per share	$(0.11)	$(0.96)	$(0.03)	$0.10	$0.21	$0.21	$0.16	$0.92

All share and per share amounts have been adjusted retroactively to reflect two-for-one stock splits effected in the form of stock dividends paid on October 11, 2000 and September 16, 1999.

Lattice Semiconductor Corporation

CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)	DECEMBER 31, 2001	DECEMBER 31, 2000
	(note 1)
Assets
Current assets:
Cash and cash equivalents	$250,203	$235,900
Short-term investments	281,363	299,508
Accounts receivable, net	19,452	49,688
Inventories (note 2)	64,926	59,493
Prepaid expenses and other current assets	28,747	23,249
Deferred income taxes (note 7)	31,591	49,093
Total current assets	676,282	716,931
Foundry investments, advances and other assets (note 5)	162,418	189,407
Property and equipment, less accumulated depreciation (note 3)	63,222	68,554
Intangible assets, less accumulated amortization of $212,002 and $127,653 (note 4)	206,468	286,358
Deferred income taxes (note 7)	65,590	34,634
	$1,173,980	$1,295,884
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$20,201	$74,160
Accrued payroll obligations	18,054	22,876
Income taxes payable (note 7)	2,751	9,484
Deferred income	18,103	58,184
Total current liabilities	59,109	164,704
4 ¾% Convertible notes due in 2006 (note 8)	260,000	260,000
Other long-term liabilities	15,101	15,525
Commitments and contingencies (notes 5, 6, 10 and 11)	—	—
Stockholders’ equity (note 9):
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value, 300,000,000 shares authorized; 109,428,061 and 107,533,379 shares issued and outstanding	1,094	1,075
Paid-in capital	548,053	522,492
Deferred stock compensation	(2,739)	—
Other comprehensive income (loss)	22,932	(47,861)
Retained earnings	270,430	379,949
	839,770	855,655
	$1,173,980	$1,295,884

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

Lattice Semiconductor Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2001	YEAR ENDED DECEMBER 31, 2000	NINE MONTHS ENDED DECEMBER 31, 1999

Revenue (note 13)	$295,326	$567,759	$269,699
Costs and expenses:
Cost of products sold	111,498	217,830	108,687
Research and development	71,679	77,057	45,903
Selling, general and administrative (note 12)	53,027	81,082	50,676
In-process research and development (note 4)	—	—	89,003
Amortization of intangible assets (1) (note 4)	84,349	81,873	45,780
	320,553	457,842	340,049
(Loss) income from operations	(25,227)	109,917	(70,350)
Other (expense) income, net:
Interest income	17,733	16,202	6,057
Interest expense (note 8)	(13,962)	(14,036)	(9,732)
(Loss) gain on foundry investments (note 5)	(152,795)	149,960	—
Other income (expense), net	285	28	(445)
	(148,739)	152,154	(4,120)
(Loss) income before (benefit) provision for income taxes	(173,966)	262,071	(74,470)
(Benefit) provision for income taxes (note 7)	(64,447)	94,184	(27,989)
(Loss) income before extraordinary item	(109,519)	167,887	(46,481)
Extraordinary item, net of income taxes (note 8)	—	—	(1,665)
Net (loss) income	$(109,519)	$167,887	$(48,146)
Basic (loss) income per share, before extraordinary item	$(1.01)	$1.65	$(0.49)
Diluted (loss) income per share, before extraordinary item	$(1.01)	$1.47	$(0.49)
Basic net (loss) income per share	$(1.01)	$1.65	$(0.50)
Diluted net (loss) income per share	$(1.01)	$1.47	$(0.50)
Shares used in per share calculations:
Basic	108,814	101,716	95,428
Diluted	108,814	120,321	95,428

(1) Includes $397 of amortization of deferred stock compensation expense for the year ended December 31, 2001 attributable to Research and Development activities.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

Lattice Semiconductor Corporation

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT PAR VALUE)	COMMON STOCK		PAID-IN CAPITAL	Deferred Stock COMPENSATION	Accumulated Other COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL
	($.01 PAR VALUE)
	SHARES	AMOUNT
Balances, March 31, 1999	94,388	$944	$222,582	$—	$—	$260,208	$483,734
Common stock issued	2,183	22	14,187	—	—	—	14,209
Fair value of options issued to Vantis employees	—	—	23,982	—	—	—	23,982
Tax benefit of option exercises	—	—	8,937	—	—	—	8,937
Other	—	—	57	—	—	—	57
Net loss for fiscal period 1999	—	—	—	—	—	(48,146)	—
Total comprehensive loss	—	—	—	—	—	—	(48,146)
Balances, December 31, 1999	96,571	966	269,745	—	—	212,062	482,773
Common stock issued	11,502	114	237,266	—	—	—	237,380
Repurchase of common stock	(540)	(5)	(9,375)	—	—	—	(9,380)
Tax benefit of option exercises	—	—	24,856	—	—	—	24,856
Unrealized loss on foundry investments (net of tax of $30.0 million—note 5)	—	—	—	—	(47,861)	—	—
Net income for 2000	—	—	—	—	—	167,887	—
Total comprehensive income	—	—	—	—	—	—	120,026
Balances, December 31, 2000	107,533	1,075	522,492	—	(47,861)	379,949	855,655
Common stock issued	2,491	25	20,491	—	—	—	20,516
Repurchase of common stock	(596)	(6)	(10,608)	—	—	—	(10,614)
Tax benefit of option exercises	—	—	12,542	—	—	—	12,542
Impairment loss on foundry investments (note 5)	—	—	—	—	47,861	—	—
Unrealized gain on foundry investments (net of tax of $13.3 million — note 5)	—	—	—	—	24,106	—	—
Deferred stock compensation	—	—	3,136	(3,136)	—	—	—
Amortization of deferred stock compensation	—	—	—	397	—	—	397
Translation adjustments	—	—	—	—	(1,174)	—	—
Net loss for 2001	—	—	—	—	—	(109,519)	—
Total comprehensive loss	—	—	—	—	—	—	(38,726)
Balances, December 31, 2001	109,428	$1,094	$548,053	$(2,739)	$22,932	$270,430	$839,770

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

Lattice Semiconductor Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2001	YEAR ENDED DECEMBER 31, 2000	NINE MONTHS ENDED DECEMBER 31, 1999

Cash flow from operating activities:
Net (loss) income	$(109,519)	$167,887	$(48,146)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	106,539	102,213	57,842
Loss (gain) on value of foundry investments	152,795	(149,960)	—
In-process research and development costs	—	—	89,003
Tax benefit of option exercises	12,542	24,856	8,937
Extraordinary item, net of income taxes	—	—	(1,665)
Changes in assets and liabilities (net of purchase accounting adjustments):
Accounts receivable	30,236	(16,012)	(5,206)
Inventories	(5,433)	(33,457)	(884)
Prepaid expenses and other current assets	(7,327)	(2,842)	(387)
Deferred income taxes	(55,369)	15,092	(53,011)
Foundry investments, advances and other assets	(11,478)	(359)	769
Accounts payable and accrued expenses	(53,959)	(10,515)	2,054
Accrued payroll obligations	(4,822)	3,970	443
Income taxes payable	(6,733)	(2,975)	7,474
Deferred income	(40,081)	12,996	25,195
Other liabilities	(424)	3,371	7,443
Net cash provided by operating activities	6,967	114,265	89,861
Cash flow from investing activities:
Proceeds from (purchase of) short-term investments, net	18,145	(199,192)	139,817
Acquisition of Vantis Corporation, net of cash acquired	—	—	(439,258)
Other acquisition costs	(2,233)	—	—
Intangible assets	(5,189)	4,886	—
Foundry investments	—	—	(4,593)
Capital expenditures	(13,751)	(25,883)	(15,675)
Net cash used by investing activities	(3,028)	(220,189)	(319,709)
Cash flow from financing activities:
Proceeds from bank borrowings and convertible notes	—	—	513,000
Payments on bank borrowings	—	—	(253,000)
Debt issuance costs	—	—	(9,895)
Repurchase of common stock	(10,614)	(9,380)	—
Net proceeds from issuance of common stock	20,978	237,380	14,266
Net cash provided by financing activities	10,364	228,000	264,371
Net increase in cash and cash equivalents	14,303	122,076	34,523
Beginning cash and cash equivalents	235,900	113,824	79,301
Ending cash and cash equivalents	$250,203	$235,900	$113,824

Supplemental disclosure of non-cash investing and financing activities:
Fair value of options issued to Vantis employees (note 4)	$—	$—	$23,982
Unrealized gain (loss) on appreciation of foundry investments included in other comprehensive income (loss)	$24,106	$(47,861)	$—

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Lattice Semiconductor Corporation designs, develops and markets high performance programmable logic devices, or PLDs, and related software. Programmable logic devices are widely-used semiconductor components that can be configured by the end customer as specific logic circuits, and enable the end customer to shorten design cycle times and reduce development costs. Our end customers are primarily original equipment manufacturers in the communications, computing, industrial, military and consumer end markets.

Fiscal Reporting Period We report based on a 52 or 53 week year ending on the Saturday closest to December 31. For ease of presentation, we have adopted the convention of using March 31, June 30, September 30 and December 31 as period end dates for all financial statement captions. In the fourth quarter of 1999, we changed our fiscal year end from March 31 to December 31. The nine month fiscal period ended January 1, 2000 is referred to as “the nine months ended December 31, 1999” or “fiscal period 1999.”

Principles of Consolidation On June 15, 1999, we completed the acquisition of all of the outstanding capital stock of Vantis Corporation (“Vantis”) from Advanced Micro Devices, Inc. (“AMD”). The transaction was accounted for as a purchase, and accordingly, the results of operations of Vantis and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements beginning June 16, 1999 (see note 4). The accompanying consolidated financial statements include the accounts of Lattice Semiconductor Corporation and its subsidiaries, all wholly-owned, after the elimination of all significant intercompany balances and transactions.

Cash Equivalents and Short-Term Investments We consider all highly liquid investments, which are readily convertible into cash and have original maturities of three months or less, to be cash equivalents. Short-term investments, which are relatively less liquid and have maturities of less than one year, were composed of corporate auction preferred stocks ($160.0 million), municipal and local government obligations ($102.1 million), and time deposits ($19.2 million) at December 31, 2001.

                We account for our short-term investments as held-to-maturity, and state them at amortized cost with corresponding premiums or discounts amortized over the life of the investment as interest income. Amortized cost approximated fair value at December 31, 2001.

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

Derivative Financial Instruments As of December 31, 2001, 2000 and 1999 and for the fiscal periods then ended, we had no outstanding derivatives, including foreign exchange contracts for the purchase or sale of foreign currencies. We do not enter into derivative financial instruments for trading purposes.

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

Concentrations of Credit Risk Financial instruments which potentially expose us to concentrations of credit risk consist primarily of short-term investments and trade receivables. We place our investments through several financial institutions and mitigate the concentration of credit risk by placing percentage limits on the maximum portion of the investment portfolio which may be invested in any one investment instrument. Investments consist primarily of A1 and P1 or better rated U.S. commercial paper, U.S. government agency obligations and other money market instruments, “AA” or better rated municipal obligations, money market preferred stocks and other time deposits. Concentrations of credit risk with respect to trade receivables are mitigated by a geographically diverse customer base and our credit and collection process. Accounts receivable are shown net of allowances for doubtful accounts of $1,475,000 and $1,700,000 at December 31, 2001 and 2000, respectively. We perform credit evaluations for all customers and secure transactions with letters of credit or advance payments where necessary. Write-offs for uncollected trade receivables have not been significant to date.

Revenue Recognition Revenue from direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is probable, there are no customer acceptance requirements and no remaining significant obligations. Certain of our sales are made to distributors under agreements providing price protection and right of return on unsold merchandise. Revenue and cost relating to such distributor sales are deferred until the product is sold by the distributor and related revenue and costs are then reflected in income.

Inventories and Inventory Valuation Allowances Inventories are stated at the lower of first-in, first-out cost or market on a quarterly basis. In addition, we establish reserves for unproven, excess and obsolete inventories.

Long-Lived Assets We account for our long-lived assets, primarily Property and equipment and Intangible assets, in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” which requires us to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the estimated undiscounted cash flows to the carrying amount. A loss is recorded if the carrying amount of the asset exceeds the estimated undiscounted cash flows.

Property and Equipment  Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the related assets, generally three to five years for equipment and software and thirty years for buildings. Accelerated methods of computing depreciation are generally used for income tax purposes.

Intangible Assets Intangible assets consist of goodwill and other intangibles related to our acquisition of Vantis Corporation (see note 4) and the acquisition of Integrated Intellectual Property, Inc. (“I2P”) on March 16, 2001. These assets are generally being amortized over five years, and fifteen years for income tax purposes, on a straight-line basis. The undiscounted cash flows method is used to assess the carrying value of goodwill (see note 5 and New Accounting Pronouncements in this footnote).

Translation of Foreign Currencies We translate accounts denominated in foreign currencies in accordance with SFAS 52, “Foreign Currency Translation.” Translation adjustments related to the consolidation of foreign subsidiary financial statements are reflected in other comprehensive income (loss) in Stockholders’ Equity. Foreign currency transaction gains and losses, which were insignificant for the fiscal periods presented, are included in other income.

Research and Development Research and development costs are expensed as incurred.

Stock-Based Compensation We account for our employee and director stock options and employee stock purchase plan in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Additional pro forma disclosures as required under SFAS 123, “Accounting for Stock-Based Compensation,” are presented in note 9. Pursuant to FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Based Compensation — an interpretation of APB Opinion No. 25,” effective July 1, 2000, the “in-the-money” portion of stock options granted to employees in connection with acquisitions is accounted for as Deferred stock compensation in Stockholders’ Equity and amortized to operations over the vesting periods of the options.

Net Income Per Share Net income per share is computed based on the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the period using the treasury stock method. Potentially dilutive securities consist of stock options, warrants to purchase common stock and convertible subordinated notes.

                The most significant difference between basic and diluted net income per share is that basic net income per share does not treat potentially dilutive securities such as convertible subordinated notes, options and warrants as outstanding. Diluted loss per common share for 2001 and fiscal period 1999 is based only on the weighted average number of common shares outstanding during these periods, as the inclusion of options, warrants and convertible subordinated notes would have been antidilutive. For 2000, diluted weighted-average shares outstanding include the effect of stock options, warrants and approximately 12.5 million shares issuable on the assumed conversion of our $260 million of convertible subordinated notes (see note 8). For 2000, diluted net income per share is adjusted to exclude interest expense and debt issuance cost amortization (net of tax) of approximately $8.3 million and $1.2 million, respectively. A reconciliation of the numerators and denominators of basic and diluted net income per share is presented below:

	YEAR ENDED	YEAR ENDED	NINE MONTHS ENDED
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)	DEC. 31, 2001	DEC. 31, 2000	DEC. 31, 1999
Basic and diluted net (loss) income	$(109,519)	$167,887	$(48,146)
Shares used in basic net income per share calculations	108,814	101,716	95,428
Dilutive effect of stock options, warrants and convertible notes	—	18,605	—
Shares used in diluted net income per share calculations	108,814	120,321	95,428
Basic net (loss) income per share	$(1.01)	$1.65	$(0.50)
Diluted net (loss) income per share	$(1.01)	$1.47	$(0.50)

On August 31, 2000 our Board of Directors approved a two-for-one stock split of our common stock to be effected in the form of a stock dividend of one share of common stock for each share of our outstanding common stock. This dividend was paid on October 11, 2000 to stockholders of record on September 20, 2000. On August 11, 1999 our Board of Directors approved a two-for-one stock split of our common stock to be effected in the form of a stock dividend of one share of common stock for each share of our outstanding common stock. All share and per share amounts presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively to reflect these two-for-one splits.

                In July 2000, we completed a follow-on public stock offering, consisting of 8,000,000 shares of our common stock at a price of $27.44 per share. Our net proceeds were approximately $210 million after deducting underwriting discounts and offering expenses.

Comprehensive Income (Loss) Comprehensive income (loss) approximated net income (loss) for fiscal period 1999. For 2000, comprehensive income consists primarily of net income of $167.9 million and an unrealized loss on depreciation of unrestricted foundry investments (net of tax) of approximately $47.9 million (see note 5) . For 2001, comprehensive income consists primarily of net loss of  $109.5 million offset by an unrealized gain recorded related to the market value appreciation of our unrestricted foundry investments (net of tax) of approximately $72.0 million (see note 5).

Statement of Cash Flows Income taxes paid approximated $7.3 million, $55.9 million and $10.1 million in 2001, 2000, and fiscal period 1999, respectively. Interest paid aggregated approximately $12.4 million, $12.3 million and $6.9 million in 2001, 2000, and fiscal period 1999, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, such as accounts receivable, inventory and deferred income taxes and liabilities, such as accrued liabilities, income taxes and deferred income, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal periods presented. Actual results could differ from those estimates.

New Accounting Pronouncements In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes new accounting treatment for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. We adopted this pronouncement in the first quarter of 2001; such adoption did not and has not had a material effect on the consolidated financial statements.

                In June 2001, the FASB issued SFAS 142, “Goodwill and Other Intangible Assets,” which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142, among other things, establishes new standards for intangible assets acquired in a business combination, eliminates amortization of goodwill and sets forth requirements to periodically evaluate goodwill for impairment. We will adopt this statement during the first quarter of 2002, at which time goodwill and certain intangibles with indefinite lives will no longer be amortized, eliminating approximately $8 million of existing quarterly amortization. Amortization expense for the fourth quarter of 2001 and for the year ended December 31, 2001 was approximately $21.3 million and $84.3 million, respectively. As of December 31, 2001, the consolidated balance sheet caption “Intangible Assets” included approximately $81.4 million of goodwill and $125.1 million of other intangible assets. We will complete an initial goodwill impairment assessment in 2002 to determine if a transition impairment charge should be recognized under SFAS 142. We do not anticipate a material impairment charge upon the completion of the initial impairment review.

                In October 2001, the FASB issued SFAS 144, “Accounting for the Disposal of Long-Lived Assets,” which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” SFAS 144 retains the fundamental provisions of SFAS 121 regarding the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed by sale, but provides additional definition and measurement criteria for determining when an impairment has occurred. Goodwill and financial assets are excluded from the scope of SFAS 144, however, amortizable intangible assets fall within its scope. We do not expect this pronouncement to materially affect our financial statements when we adopt it during the first quarter of 2002.

Financial presentation Reclassifications of prior year balances included in our consolidated financial statements have been made to conform to the 2001 presentation.  Such reclassifications had no effect on the results of operations or on Stockholders’ Equity.

NOTE 2. INVENTORIES

(IN THOUSANDS)	DECEMBER 31,
	2001	2000
Work in progress	$44,460	$37,718
Finished goods	20,466	21,775
	$64,926	$59,493

NOTE 3. PROPERTY AND EQUIPMENT

(IN THOUSANDS)	DECEMBER 31,
	2001	2000
Land	$2,099	$2,099
Buildings	24,703	24,703
Computer and test equipment	109,606	103,454
Office furniture and equipment	9,452	8,750
Leasehold and building improvements	13,513	12,823
	159,373	151,829
Accumulated depreciation and amortization	(96,151)	(83,275)
	$63,222	$68,554

Depreciation expense was approximately $19.1 million, $17.1 million and $10.4 million for 2001, 2000 and fiscal period 1999, respectively.

NOTE 4. ACQUISITION OF VANTIS

On June 15, 1999, we paid approximately $500.1 million in cash to AMD for all of the outstanding capital stock of Vantis Corporation. Additionally, we paid approximately $10.8 million in direct acquisition costs, accrued an additional $5.4 million of pre-acquisition contingencies, accrued $8.3 million in exit costs and assumed certain liabilities of $34.5 million related to the Vantis business. This purchase was financed using a combination of cash reserves and a credit facility bearing interest at adjustable rates (see note 8). In addition, we exchanged Lattice stock options for all of the options outstanding under the former Vantis employee stock plans with a calculated Black-Scholes value of approximately $24.0 million. The total purchase price of Vantis was $583.1 million. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed based on an independent appraisal and management estimates. The total purchase price was allocated as follows:

(IN MILLIONS)

Current technology	$210.3
Excess of purchase price over net assets assumed	158.8
In-process research and development	89.0
Fair value of other tangible net assets	61.3
Assembled workforce, customer list, patents and trademarks	53.5
Fair value of property, plant and equipment	10.2
Total	$583.1

Accrued exit costs recorded at June 15, 1999 in conjunction with the acquisition aggregated approximately $8.3 million. We recorded $4.2 million in accrued costs related to Vantis office closures, primarily for the planned closure of the main Vantis facilities in Sunnyvale, California. These closures were consummated in accordance with plans in June 2000. We also recorded $2.5 million related to separation benefits for

Vantis employees. Payments of approximately $1.4 million were made to Vantis employees who terminated for merger related reasons and have been charged to this accrued liability. If these employees had not terminated, substantially all of the related costs would have been charged to selling, general and administrative expenses. We reversed the remaining portion of this accrued liability during the June 2000 quarter, with an offsetting credit to Intangible Assets (Goodwill). Additionally, we recorded and incurred $1.6 million in other exit costs primarily relating to the termination of Vantis distributors and independent sales representative firms. Approximately $1.2 million of such costs had been charged to this accrued liability as of December 31, 2000. These accruals are based upon our current estimates and are in accordance with Emerging Issues Task Force (“EITF”) No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” There are no significant remaining exit cost liabilities at December 31, 2001.

In-Process Research and Development (“IPR&D”) The value assigned to IPR&D was determined by identifying individual research projects for which technological feasibility had not been established. These included semiconductor projects with a value after application of the SEC’s IPR&D valuation methodology of $77.2 million and a process technology project with a value of $11.8 million. The value of each project was determined by estimating the expected cash flows from the projects once commercially viable, applying a factor based on the stage of completion of each project so as to include only those cash flows that relate to development efforts prior to the acquisition date, and discounting the resulting net cash flows back to their present value. The percentage of completion for each project was determined using proportionate cost incurred and technical milestones achieved to date. The percentage of completion varied by individual project ranging from 50% to 69% for semiconductors on June 15, 1999. The process technology project was estimated to be 90% complete on June 15, 1999. Since June 15, 1999, there have been no significant changes in the assumptions underlying these valuations.

                The semiconductor projects were related to new PLD products (requiring new architectures and process technologies) and had the attendant risks associated with development of advanced semiconductor circuit designs such as achievement of speed, power, density, reliability and cost goals. All of the semiconductor projects had remaining risks related to achievement of these design goals and effective software integration. In addition, certain projects had basic circuit design and layout activities which had not been completed as of June 15, 1999. These semiconductor projects were released to market beginning in the first half of 2000 and continuing through 2001. Estimated costs to complete all in-process semiconductor projects at June 15, 1999 totaled $19.0 million and ranged from $0.2 million to $16.5 million.

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

Useful Lives of Intangible Assets The estimated weighted average useful life of the intangible assets for current technology, assembled workforce, customer lists, trademarks, patents and residual goodwill, created as a result of the acquisition, is approximately five years (see note 1—New Accounting Pronouncements).

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

PROFORMA RESULTS (UNAUDITED) NINE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)	DEC. 31, 1999
Revenue	$314,394
Income before extraordinary item	$2,017
Net income	$352
Basic net income per share	$0.00
Diluted net income per share	$0.00

NOTE 5. FOUNDRY INVESTMENTS, ADVANCES AND OTHER ASSETS

(IN THOUSANDS)	DECEMBER 31,
	2001	2000
Foundry investments and other assets	$124,870	$153,665
Wafer supply advances	37,548	35,742
	$162,418	$189,407

In 1995, we entered into a series of agreements with United Microelectronics Corporation (“UMC”), a public Taiwanese company, pursuant to which we agreed to join UMC and several other companies to form a separate Taiwanese corporation, (“UICC”), for the purpose of building and operating an advanced semiconductor manufacturing facility in Taiwan, Republic of China. Under the terms of the agreements, we invested approximately $49.7 million for an approximate 10% equity interest in the corporation and the right to receive a percentage of the facility’s wafer production at market prices.

                In 1996, we entered into an agreement with Utek Corporation (“Utek”), a public Taiwanese company in the wafer foundry business that became affiliated with the UMC group in 1998, pursuant to which we agreed to make a series of equity investments in Utek under specific terms. In exchange for these investments, we received the right to purchase a percentage of Utek’s wafer production. Under this agreement, we invested approximately $17.5 million.

                On January 3, 2000, UICC and Utek merged into UMC. As a result, during the first quarter of 2000, we recognized a $150.0 million gain ($92.1 million after-tax) in income representing the equity market appreciation of our foundry investment in UICC and Utek. During 2000, we subsequently recorded unrealized gains and losses related to this investment due to changes in the market value of our unrestricted UMC shares, to equity as Accumulated Other Comprehensive Loss. These unrealized losses in 2000 totaled $77.9 million ($47.9 million net of tax).

                During the quarter ended September 30, 2001, we recorded a $152.8 million charge to our Consolidated Statement of Operations ($94.9 million net of tax) representing what we believe to be an other than temporary decline in the market value of this investment since the recording of the $150.0 million gain in the first quarter of 2000. The charge includes the $77.9 million in unrealized losses ($47.9 million after tax) previously reflected in Accumulated Other Comprehensive Loss. During the quarter ended December 31, 2001, we recorded a $37.4 million unrealized gain ($24.1 million net of tax), representing the appreciation of the unrestricted UMC shares during the quarter, as Accumulated Other Comprehensive Income.

                We currently own approximately 84 million shares of UMC common stock. Restrictions by UMC and the Taiwan government apply to approximately 28% of these shares. If we liquidate our UMC shares, it is likely that the amount of any future realized gain or loss will be different from the accounting gain or loss reported in prior periods.

                In March 1997, and as subsequently amended in January 2002, we entered into an advance payment production agreement with Seiko Epson and Epson Electronics America, Inc. (“EEA”) under which we agreed to advance approximately $69 million, payable upon completion of specific milestones, to Seiko Epson to finance construction of an eight-inch sub-micron semiconductor wafer manufacturing facility. Under the terms of the agreement, the advance is to be repaid with semiconductor wafers over a multi-year period. No interest income is recorded. The agreement calls for wafers to be supplied by Seiko Epson through EEA pursuant to purchase agreements with EEA. Payments of approximately $51.2 million have been made under this agreement. Approximately $3.4 million of these advances are expected to be repaid with semiconductor wafers during fiscal year 2002 and are thus reflected as part of “Prepaid expenses and other current assets” in our accompanying Consolidated Balance Sheet.

NOTE 6. LEASE OBLIGATIONS

Certain of our facilities and equipment are leased under operating leases, which expire at various times through 2008. Rental expense under the operating leases was approximately $5,078,000, $5,469,000 and $2,822,000 for 2001, 2000 and fiscal period 1999, respectively. Future minimum lease commitments at December 31, 2001 are as follows:

FISCAL YEAR	(IN THOUSANDS)
2002	$7,418
2003	6,903
2004	6,509
2005	5,903
2006	4,628
Later years	8,111
$39,472

Included in these amounts are certain properties which are currently subleased. A portion of this sublease income is payable to the property owner. Future minimum sublease receipts based on agreements in place at December 31, 2001, net of such payments are as follows:

FISCAL YEAR	(IN THOUSANDS)
2002	$2,623
2003	2,473
2004	2,555
2005	2,622
2006	886
$11,159

NOTE 7. INCOME TAXES

The components of the (benefit) provision for income taxes for 2001, 2000, and fiscal period 1999 are presented in the following table:

	YEAR ENDED	YEAR ENDED	NINE MONTHS ENDED

(IN THOUSANDS)	DEC. 31, 2001	DEC. 31, 2000	DEC. 31, 1999

Current:
Federal	$(7,018)	$68,791	$24,721
State	(2,087)	8,414	1,706
	(9,105)	77,205	26,427
Deferred:
Federal	(47,482)	14,925	(50,967)
State	(7,860)	2,054	(3,449)
	(55,342)	16,979	(54,416)
	$(64,447)	$94,184	$(27,989)

Foreign income taxes were not significant for the fiscal periods presented.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	YEAR ENDED	YEAR ENDED	NINE MONTHS ENDED
	DEC. 31,	DEC. 31,	DEC. 31,
(IN THOUSANDS)	2001	2000	1999
Computed income tax (benefit) expense at the statutory rate	$(60,886)	$91,725	$(26,064)
Adjustments for tax effects of:
State taxes, net	(6,466)	6,805	(1,133)
Research and development credits	(1,175)	(808)	(400)
Nontaxable investment items	4,177	(3,976)	(1,113)
Other	(97)	438	721
	$(64,447)	$94,184	$(27,989)

The components of our net deferred tax assets are as follow:

	DECEMBER 31,
(IN THOUSANDS)	2001	2000
Current deferred tax assets:
Deferred income	$5,929	$22,110
Expenses and allowances not currently deductible	25,662	26,983
	$31,591	$49,093

	DECEMBER 31,
(IN THOUSANDS)	2001	2000
Non-current deferred tax assets:
Intangible asset charges not currently deductible	$70,011	$56,708
Expenses and allowances not currently deductible	5,576	3,920
Other	3,333	1,910
Total deferred tax assets	78,920	62,538
Non-current deferred tax liabilities:
Tax effect on net unrealized gain on market value of foundry investments	(13,330)	(27,904)
Net non-current deferred tax assets	$65,590	$34,634

In conjunction with the $150.0 million pre-tax gain on our foundry investments as discussed in note 5, we recorded a deferred tax liability of approximately $57.9 million. This deferred tax liability has been adjusted for subsequent recorded gains and losses related to these investments. The remaining deferred tax liability related to our foundry investments, aggregating approximately $13.3 million, is netted against non-current deferred tax assets as summarized above.

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

NOTE 8. LONG-TERM DEBT

On October 28, 1999, we issued $260 million in 4 ¾% convertible subordinated notes due on November 1, 2006. These notes pay interest semi-annually on May 1 and November 1. Holders of these notes may convert them into shares of our common stock at any time on or before November 1, 2006, at a conversion price of $20.72 per share, subject to adjustment in certain events. Beginning on November 6, 2002 and ending on October 31, 2003, we may redeem the notes in whole or in part at a redemption price of 102.71% of the principal amount. In the subsequent three twelve-month periods, the redemption price declines to 102.04%, 101.36% and 100.68% of principal, respectively. The notes are subordinated in right of payment to all of our senior indebtedness, and are subordinated by operation of law to all liabilities of our subsidiaries. At December 31, 2001, we had no senior indebtedness and our subsidiaries had $2.5 million of debt and other liabilities outstanding. Issuance costs relative to the convertible subordinated notes are included in Other Assets and aggregated approximately $6.9 million and are being amortized to expense over the lives of the notes. Accumulated amortization of these issuance costs amounted to approximately $3.6 million at December 31, 2001. The estimated fair value of the convertible subordinated notes, based on quoted market prices, was approximately $315.9 million and $285.7 million at December 31, 2001 and December 31, 2000, respectively.

                On June 15, 1999, we entered into a credit agreement with a group of lenders and ABN AMRO Bank N.V. as administrative agent for the lender group. The credit agreement consisted of two credit facilities: a $60 million unsecured revolving credit facility (“Revolver”), and a $220 million unsecured reducing term loan (“Term Loan”), both expiring and due on June 30, 2002. On June 15, 1999, we borrowed $220 million under the Term Loan and approximately $33 million under the Revolver. The $33 million Revolver was repaid in full during the third calendar quarter of 1999.

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

NOTE 9. STOCKHOLDERS’ EQUITY

Common Stock In December 2000, our Board of Directors authorized management to repurchase up to five million shares of our common stock. As of December 31, 2001, we had repurchased 1,136,000 shares (596,000 in 2001) at an aggregate cost of approximately $20.0 million ($10.6 million in 2001).

Stock Warrants As of December 31, 2001, we have issued warrants to purchase 2,922,531 shares of common stock to a vendor. Of this amount, 2,532,768 warrants were issued and 1,856,500 exercised prior to fiscal period 1999. During fiscal period 1999, a warrant was issued to purchase 220,200 shares of common stock, earned ratably from March 1999 to February 2000. Additionally, the vendor exercised warrants for 269,716 shares at $8.50 per share. During 2000, a warrant was issued to purchase 74,000 shares of common stock, earned ratably from March 2000 to February 2001. During 2001, a warrant was issued to purchase 95,563 shares of common stock, earned ratably from March 2001 to February 2002. Expense recorded in conjunction with the vesting of warrants by this vendor was not material.

Stock Option Plans As of December 31, 2001, we had reserved 9,000,000 and 17,200,000 shares of common stock for issuance to officers and key employees under our 2001 Stock Option Plan and 1996 Stock Option Plan, respectively. The 2001 Plan options are granted at fair value at the date of grant, generally vest over four years in increments as determined by the Board of Directors and have terms up to ten years. The 1996 Plan options are typically granted at fair value at the date of grant, generally vest over four years in increments as determined by the Board of Directors and have terms up to ten years.

                In conjunction with the acquisition of I2P on March 16, 2001, we exchanged 223,276 Lattice stock options for all of the options outstanding under the I2P stock option plans. These options generally vest over four years and have terms of 10 years. Additionally, on June 16, 1999, we exchanged 4,720,544 Lattice stock options for all of the options outstanding under the former Vantis stock option plans. These options generally vest over four years and have terms of ten years.

                The 2001 Directors’ Stock Option Plan, which replaced the 1993 Directors’ Stock Option Plan, provides for the issuance of stock options to members of our Board of Directors who are not employees of Lattice; 1,000,000 shares of our Common Stock are reserved for issuance thereunder. These options are granted at fair value at the date of grant and become exercisable quarterly over a one year period beginning three years after the date of grant and expire ten years from the date of grant.

The following table summarizes our stock option activity and related information for the past three fiscal periods:

	YEAR ENDED		YEAR ENDED		NINE MONTHS ENDED
	DECEMBER 31, 2001		DECEMBER 31, 2000		DECEMBER 31, 1999
(NUMBER OF SHARES IN THOUSANDS)	NUMBER OF SHARES UNDER OPTION	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OF SHARES UNDER OPTION	WEIGHTED- AVERAGE EXERCISE PRICE
Options outstanding at beginning of fiscal period	17,008	$14.95	16,444	$9.80	11,748	$7.86
Options granted	5,713	22.16	5,170	27.31	7,704	12.04
Options canceled	(399)	17.81	(1,306)	13.22	(1,072)	9.94
Options exercised	(2,247)	8.15	(3,300)	9.32	(1,936)	6.87
Options outstanding at end of fiscal period	20,075	$17.71	17,008	$14.95	16,444	$9.80

The following table summarizes information about stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
(NUMBER OF SHARES IN THOUSANDS)	NUMBER OF	WEIGHTED- AVERAGE REMAINING CONTRACT LIFE	WEIGHTED- AVERAGE EXERCISE	NUMBER OF	WEIGHTED- AVERAGE EXERCISE
RANGE OF EXERCISE PRICES	SHARES	(IN YEARS)	PRICE	SHARES	PRICE
$1.88 — $7.88	4,701	0.78	$7.75	3,468	$7.79
$7.89 — $13.32	2,800	1.42	10.44	1,795	10.16
$13.33 — $21.38	3,925	2.41	15.99	1,370	15.33
$21.39 — $24.91	3,914	3.57	24.86	222	24.83
$24.92 — $32.25	4,735	2.52	27.40	1,566	27.62
	20,075	2.14	$17.71	8,421	$13.66

Stock Purchase Plan Our employee stock purchase plan, most recently approved by the stockholders in August 1997, permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee’s compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month period or 85% of the fair market value at the end of such period, but in no event less than the book value per share at the mid-point of each offering period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 2,800,000 shares authorized to be issued under the plan, 203,049, 200,072, and 78,580 shares were issued during 2001, 2000 and fiscal period 1999, respectively, and 353,719 shares were available for issuance at December 31, 2001.

Pro forma Disclosures We account for our stock options and employee stock purchase plan in conformity with APB 25 and have adopted the additional pro forma disclosure provisions of SFAS 123. The fair value, as defined by SFAS 123, for stock options and employee stock plan purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	GRANTS FOR PERIODS ENDED
	DEC. 31, 2001	DEC. 31, 2000	DEC. 31, 1999
Stock options:
Expected volatility	56.1%	53.9%	41.4%
Risk-free interest rate	3.9%	6.3%	5.9%
Expected life from vesting date	1.9 years	1.8 years	1.6 years
Dividend yield	0%	0%	0%
Stock purchase rights:
Expected volatility	53.3%	46.6%	52.8%
Risk-free interest rate	4.65%	6.3%	5.3%
Expected life	6 months	6 months	6 months
Dividend yield	0%	0%	0%

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

                The resultant grant date weighted-average fair values calculated using the Black-Scholes option pricing model and the noted assumptions for stock options granted was $10.29, $13.13 and $5.71, and for stock purchase rights $5.92, $7.79 and $3.87, for 2001, 2000, and fiscal period 1999, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Our pro forma information is as follows:

	YEAR ENDED DEC. 31,	YEAR ENDED DEC. 31,	NINE MONTHS ENDED DEC. 31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000	1999

Pro forma net (loss) income	$(132,133)	$147,884	$(56,337)
Pro forma basic (loss) earnings per share	$(1.22)	$1.46	$(0.59)
Pro forma diluted (loss) earnings per share	$(1.22)	$1.31	$(0.59)

Because the SFAS 123 pro forma disclosure applies only to options granted subsequent to April 1, 1995, its pro forma effect was not fully reflected until 2000.

NOTE 10. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan We initiated a profit sharing plan effective April 1, 1990. Under the provisions of this plan, as approved by the Board of Directors, a percentage of our operating income, as defined and calculated at the end of March and September for the prior six-month period, is paid to qualified employees.  In  2001, 2000, and fiscal period 1999, approximately $2.1 million, $6.7 million, and $2.6 million, respectively, was charged against operations in connection with the plan.

Qualified Investment Plan In 1990, we adopted a 401(k) plan, which provides participants with an opportunity to accumulate funds for retirement. Under the terms of the plan, eligible participants may contribute up to 15% of their eligible earnings to the plan Trust. The plan allows for us to make discretionary matching contributions. For the fiscal periods presented, matching contributions of up to 5% of base pay, vesting over four years, were made through the second quarter of 2001. Expense related to our matching contributions was approximately $1.0 million, $1.8 million and $0.9 million, respectively, for 2001, 2000 and fiscal period 1999.

NOTE 11. COMMITMENTS AND CONTINGENCIES

We are exposed to certain asserted and unasserted potential claims. Patent and other proprietary rights infringement claims are common in the semiconductor industry. There can be no assurance that, with respect to potential claims made against us, that we could obtain a license on terms or under conditions that would not have a material adverse effect on our financial position, cash flows or results of operations.

                In connection with our 1999 acquisition of Vantis, we agreed to assume both the claims against Altera and the claims by Altera against AMD in the case captioned Advanced Micro Devices, Inc. V. Altera Corporation (Case No. C-94-20567-RMW) proceeding in the United States District Court for the Northern District of California. This litigation, which began in 1994, involved multiple claims and counterclaims for patent infringement relating to Vantis and Altera programmable logic devices and both parties were seeking damages and injunctive relief.

                On July 23, 2001, we and Altera announced a comprehensive, royalty-free patent cross-license agreement and a multi-year patent peace agreement. In addition, we and Altera each agreed to dismiss all patent infringement suits against each other without any admission of liability. No payments were exchanged as part of the settlement.

NOTE 12. RELATED PARTY

Larry W. Sonsini is a member of our Board of Directors and is presently the Chairman and CEO of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides us with corporate legal services. Legal services billed to Lattice aggregated approximately $1,314,000, $373,000, and $1,086,000, respectively, for 2001, 2000 and fiscal period 1999. Amounts payable to the law firm were not significant at December 31, 2001 or 2000, respectively.

NOTE 13. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one industry segment comprising the design, development, manufacture and marketing of high performance programmable logic devices. Our sales by major geographic area were as follows:

	YEAR ENDED	YEAR ENDED	NINE MONTHS ENDED
(IN THOUSANDS)	DEC. 31, 2001	DEC. 31, 2000	DEC. 31, 1999
United States	$135,832	$245,882	$126,333
Export sales:
Europe	81,177	158,591	70,641
Asia	62,582	120,285	55,003
Other	15,735	43,001	17,722
	159,494	321,877	143,366
	$295,326	$567,759	$269,699

Resale of product through two distributors accounted for approximately 29% and 20%, 23% and 18%, and 20% and 15%, for 2001, 2000, and fiscal period 1999, respectively. No individual customer accounted for more than 10% of revenue for any of the fiscal periods presented. More than 90% of our property and equipment is located in the United States. Other long-lived assets located outside the United States consist primarily of foundry investments and advances (see note 5).

NOTE 14. ACQUISITION

On December 10, 2001, we announced a definitive agreement to acquire the FPGA business of Agere Systems, Inc. for $250 million in cash. This acquisition was completed on January 18, 2002 and financed with cash on hand. The transaction will be accounted for as a purchase.

                The acquisition includes a general purpose ORCA® FPGA product portfolio, a field programmable system chip (FPSC) product portfolio and all related software design tools. In addition, we acquired certain intellectual property cores and patents unique to Agere’s FPGA business and also entered into a cross-license agreement with Agere covering certain FPGA and FPSC patents, intellectual property and technology. As part of the transaction, we also hired approximately 100 Agere product development, marketing and technical sales employees.

                The $250 million purchase price, associated costs and assumed liabilities are tax deductible (over 15 years for substantially all of the sum). Management, with the assistance of a third party valuation of intangible assets, attributed $65 million to purchased technology, $24 million to in-process research and development costs, and $24 million to a non-compete agreement and to licensed technology. Value attributed to acquired tangible assets and assumed liabilities is not material to our financial statements. Goodwill is the difference between a) the sum of the purchase price, associated costs and assumed liabilities, and b) the fair value of acquired assets. Purchased and licensed (non-goodwill) intangible assets will be amortized over approximately 7 years on a straight line basis except in-process research and development costs which will be charged to operations in the March 2002 quarter.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lattice Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Lattice Semiconductor Corporation and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and December 31, 2000, and for the nine months ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Portland, Oregon

January 30, 2002